11/19

07028137

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME QR Sciences

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 2 3 2007
THOMSON
FINANCIAL

FILE NO. 82- 34852

FISCAL YEAR 6-30-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 11/20/07

Annual Report **07**

6-30-07
AR/S


QVS
CCD-DSP
550 TVL
HORIZONTAL RESOLUTION
Sciences
QVS
QVS

Sciences
Holdings Limited ABN 27 009 259 876

Corporate Directory 1

Letter To Shareholders 2

Corporate Governance Statement 5

Directors Report 7

Income Statement 22

Balance Sheet 23

Statement Of Changes In Equity 24

Cash Flow Statement 26

Notes To And Forming Part Of The Financial Statements 27

Directors' Declaration 67

Auditor's Independence Declaration 68

Independent Audit Report 69

Shareholder Details As At 18 September 2007 71



Sciences
VS
VS

Company Directory

This annual report covers both QRSciences Holdings Limited as an individual entity and the controlled entities comprising QRSciences Security Pty Ltd, QRSciences Pty Ltd and its subsidiary QRSciences Co. (USA). The Company also owns a 27.4% minority interest in Spectrum San Diego Inc. The Group's functional presentation currency is AUD ($).

A description of the Group's operations and of its principal activities is included in the *Review of Operations* and activities on pages 7 to 9. *The Review of Operations* and *Director's Report* are not part of the financial report.

DIRECTORS

Mr Kevin Russeth

Mr Norman Shanks (Non- Executive)

Mr Joseph Paresi (Non- Executive)

Mr Robert Halverson (Non- Executive)

Mr Raymond Schoer (Non- Executive)

CHIEF FINANCIAL OFFICER & COMPANY SECRETARY

Mr Darren Bromley

REGISTERED OFFICE

8-10 Hamilton Street

Cannington Western Australia 6107

Telephone: +61 8 9358 5011

Facsimile: +61 8 9358 5022

SHARE REGISTRY

Computershare Investor Services Pty Ltd

Level 2, 45 St George's Terrace

Perth Western Australia 6000

Telephone: +61 8 9323 2000

Facsimile: +61 8 93232033

WEBSITES

www.qrsciences.com

AUDITORS

Moore Stephens

Chartered Accountants

Level 3, 12 St George's Terrace

Perth Western Australia 6000

Telephone: +61 8 9225 5355

Facsimile: +61 8 9225 6181

BANKERS

Commonwealth Bank of Australia Limited

150 St George's Terrace

Perth Western Australia 6000

SOLICITORS

Pullinger Readhead Lucas

Level 2, 50 Kings Park Road

West Perth Western Australia 6005

Telephone: +61 8 9320 4999

Facsimile: +61 8 9220 4900

STOCK EXCHANGE

Australian Stock Exchange

Exchange Plaza

2 The Esplanade

Perth Western Australia 6000

ASX CODE

QRS - Ordinary Shares

QRSNY.PK - U.S. ADR's

Letter to Shareholders

Dear Shareholder

QRSciences Holdings Limited (QRSciences) continued to make progress during the 2007 financial year and has taken a number of positive steps with its proprietary technologies in explosive, narcotic and weapon detection systems, completed the acquisition of a rapidly growing and complementary security products distribution business, and increased its investment in Spectrum San Diego, Inc. (Spectrum), whose pioneering X-ray and backscatter technology is gaining increased acceptance in its target markets of personnel, baggage, cargo and vehicle screening.

Financial goals met

An important milestone for the Company was met when we reached the financial goals we set ourselves at the beginning of the year. Full year revenue of $14.3m fell within the guidance range first provided in July 2006, representing an increase of over 400% on FY06, and we experienced a strong finish to the financial year with record monthly revenue in each of May ($1.5m) and June ($1.85m). The increase in overall reported net loss for the year, to $10.7m, reflected the inclusion of one-off costs associated with the financing and acquisition of the distribution business, and other non-cash expenses.

Further progress with commercialisation of proprietary technologies

Over the course of FY07, we have broadened the range of applications for our proprietary technologies, and built on our existing strategic relationships, as well as establishing new ones. Specific events of note since the conclusion of FY06 include:

- The sale of additional QXR1000 baggage and package screening systems with product co-developer, Rapiscan Systems, a leader in the US checkpoint market.
- The first sale of a T3-02N narcotic screening system to the UK Government, following earlier collaboration with both HM Revenue & Customs and the Australian Customs Service.
- The sale of T3-03 stand alone Explosive Detection Systems to a government customer in the Middle East, through the sales and marketing alliance established with ST Electronics in September 2006, concentrating on several countries in the Asian region and parts of the Middle East.
- Deployment of the GE ShoeScanner product, incorporating QRSciences' technology, across US airports through the Clear® Registered Traveller program, that will generate a royalty stream to QRSciences.
- Research collaboration with King's College London, Merck, Sharp and Dohme and AstraZeneca to develop a QR-based analysis instrument for quality control and assurance applications across all stages of the pharmaceutical manufacturing and distribution chain.

Completion of the distribution business acquisition is helping to fuel overall growth

In February 2007, we concluded the purchase of the business and assets of QRSciences Security (formerly Baxall Australia), a direct seller and distributor of surveillance and monitoring equipment, including closed circuit television (CCTV) security cameras, digital video recorders (DVR) and related components. Since its establishment in March 2005, the business has grown rapidly and contributed revenue of over $12m in FY07. QRSciences Security represents a valuable addition to our operating base, based on:

- The rapid growth being experienced by the underlying Australian security products market, which is estimated to exceed $150m per annum.
- QRSciences Security's own strong growth trajectory, based on increasing domestic market share to 20% over the next three years through an expanded product range, organic growth on the east coast and the establishment of sales offices in Western Australia and South Australia, as well as New Zealand and Southern California.
- The complementary nature of the acquisition delivers an enhanced presence in the broader security market and, through its well-established sales and distribution capability in Australia and across the Southeast Asian region, the means to accelerate the uptake of QRSciences' own proprietary technologies.

Significant long term growth potential housed within 27.4%-owned Spectrum

Over the course of FY07, and in line with the agreement finalised in February 2006, we have progressively increased our holding in Spectrum to 27.4%. This completes the commitment made by QRSciences to acquire Spectrum's preferred stock through a combination of cash and scrip consideration at an agreed total value of US$2.6m. We continue to believe Spectrum is a highly attractive and logical investment for QRSciences, given the complementary nature of our product and technology offerings, as well as the common key relationships with US Government bodies and with target customers. We are actively reviewing the option we hold to acquire all of Spectrum's outstanding stock on or before 18 February 2009, and are very encouraged by Spectrum's progress with its proprietary products:

- CastScope - a portable device utilising Spectrum's low dose backscatter X-ray technology to screen casts, support braces, heavy bandages and prosthetic limbs, allowing quick and non-invasive identification of prohibited items or potential security threats. Spectrum is in the late stages of completing negotiation on a sole-source contract from the Transportation Security Administration (TSA) for the roll-out of the CastScope product, which includes warranty, service and training that will be executed over a period of up to five years. The award of this contract follows the successful completion of operational pilots at the Reno, San José, Tampa and Nashville airports earlier in 2007. We believe there is a material global market for the CastScope product, embracing both airport and non-airport applications.
- SentryScope™ - a unique patent-protected video surveillance system, using proprietary advanced linescan technology, which is capable of producing 90° panoramic digital video at over 250 times the resolution of ordinary surveillance cameras. Applications are large open areas requiring surveillance, such as casinos, prisons, city streets, immigration checkpoints, stadiums, military facilities and installations, transportation centres, critical infrastructure and other public areas or buildings.
- CarScan - a next generation ultra-low dose X-ray vehicle scanner, capable of detecting car bombs, hidden persons, drugs and other contraband. In August 2007, Spectrum announced the award by the US Government of a US$1.6m contract for the development of this device, which allows vehicles approaching a checkpoint or gate to drive slowly through the inspection system and enable screening without the driver or passengers leaving the vehicle.


QVS

Funding initiatives strengthen balance sheet

During FY07, and subsequent to year end, we have conducted a number of funding initiatives, including a Convertible Note issue and a non-renounceable rights issue. Collectively, these have provided the funding for the QRSciences Security acquisition and have significantly strengthened our balance sheet, which is now debt-free except for a receivables facility relating to the QRSciences Security business. Residual cash from the rights issue is being used for general working capital for ongoing operations. During the course of the year we have attracted growing interest from institutional investors who, through their participation in the recent funding initiatives, now hold over 40% of the Company's ordinary shares.

Strategic initiatives continue to be evaluated

QRSciences remains focused on creating shareholder value, and we continue to explore opportunities in the US that will help us achieve that goal. We are also currently reviewing proposals to restructure the business closer to our core global markets and upon completion of this review will provide an update to the market regarding any proposed restructure.

Carrying strong momentum into FY08

We continue to expect strong revenue growth in FY08. This positive outlook embraces a continuation of the strong growth being experienced by the QRSciences Security distribution business, as it increases market share in the rapidly growing Australian security products market, as well as increased revenue from proprietary technologies through product sales and licensing revenue and from our investments. We also expect to record a significantly improved net operating result over that of FY07.

The Board of QRSciences would like to thank you for your ongoing support in 2007, and we look forward to sharing with you the further progress anticipated in 2008.

Kevin Russeth

Executive Chairman



Board of Directors and Corporate Governance

The Board of QRSciences Holdings Limited is responsible for ensuring the existence of an effective corporate governance environment to safeguard the interests of the Company and its shareholders. This statement outlines the main corporate governance practices that were in place during the year ended 30 June 2007.

Unless disclosed below, all the best practice recommendations of the ASX Corporate Governance Council have been applied for the entire financial year ended 30 June 2007.

Composition of the Board

The Board of Directors consists of an Executive Chairman and four Non-Executive Directors. The Company does not comply with ASX Corporate Governance Council best practice recommendation 2.2, and 2.4 as the Chairman is not an independent Director and the Board has not established a nomination committee for Board appointments. The Board does not consider that compliance with the recommendations is warranted given the size of the Company and its stage of development however this will be reviewed on an ongoing basis. The Board meets regularly and is responsible for providing strategic direction, identifying significant business risks, approving major investment proposals and acquisitions, establishing goals and monitoring the achievement of these goals.

Name	Role	Non-Executive	Independent
Mr Kevin Russeth	Executive Chairman	No	No
Mr Norman Shanks	Non-Executive Director	Yes	Yes
Mr Joseph Paresi	Non-Executive Director	Yes	Yes
Mr Robert Halverson	Non-Executive Director	Yes	Yes
Mr Raymond Schoer	Non-Executive Director	Yes	Yes

Nomination Committee

The Company has not assigned a Nomination Committee. The full Board is responsible for establishing criteria for Board membership, reviewing Board membership and nominating Directors for appointment to the Board. Candidates are initially appointed by the Board and must stand for election at the next general meeting of shareholders.

Directors are selected on the basis of qualification, skills and experience, and are subject to retirement by rotation in accordance with the Company's constitution.

Independent Professional Advice

Directors have the right to seek independent professional advice at the Company's expense in the furtherance of their duties as Directors. Approval must be obtained from the chairman prior to incurring any such expense on behalf of the Company.

Identifying and Managing Business Risks

The Board regularly monitors the operational and financial performance of the Company and economic entity, and also reviews and (where necessary) receives independent external advice on areas of operational and financial risks. Appropriate risk management strategies are developed to mitigate all identified risks of the business.

Trading Policy

The Company's policy regarding Directors and employees trading in its securities is set by the Board. The policy restricts Directors and employees from acting on material information until it has been released to the market and adequate time has been given for this to be reflected in the securities' prices.

Audit Committee

The Audit Committee is responsible for the nomination of the external auditors, and for reviewing the adequacy of existing external audit arrangements, including the scope and quality of the audit. The members of the Audit Committee are Mr R Schoer, Mr R Halverson and Mr D Bromley.

Remuneration

The Remuneration Committee of the Board is responsible for reviewing and approving the remuneration packages, if any, and policies applicable to the Directors and the Executive Chairman. This responsibility extends to share option schemes and incentive performance packages.

Executives and staff are also entitled to participate in the employee share and option arrangements.

The amount of remuneration for all Directors and other key management personnel including all monetary and non-monetary components, are detailed in the *Remuneration Report*. All remuneration paid to key management personnel is valued at the cost to the Company and expensed. Shares given to key management personnel are valued as the difference between the market price on the date of issue and the amount paid by the key management personnel. Options are valued using the Black-Scholes methodology.

The Board has a remuneration structure that will result in the Company attracting and retaining the best people to run the business. As part of this strategy it will also provide Executives with the necessary incentives to work to grow long term shareholder value. The policy complies with the four key principles of IFSA Guidance Note 02-16.

Ethical Standards

All Directors are expected to act with the utmost integrity and objectivity in the performance of their duties, striving at all times to enhance the reputation and performance of the Company.

THE ROLE OF SHAREHOLDERS

The Board of Directors aims to ensure that the shareholders are informed of all major developments affecting the Company's state of affairs. Information is communicated to shareholders as follows:

- The annual report is distributed to all shareholders. The Board ensures that the annual report includes relevant information about the operations of the Company during the year, changes in the state of affairs of the Company and details of future developments, in addition to the other disclosures required by the Corporations Law.
- Half-year financial statements prepared in accordance with the requirements of Accounting Standards and the Corporations Act 2001 and subject to an audit review are lodged with the Australian Securities and Investments Commission and Australian Stock Exchange Limited.
- Proposed major changes in the Company which may impact on share ownership rights are submitted to a vote of shareholders.

The Board encourages full participation of shareholders at the Annual General Meeting to ensure a high level of accountability and identification with the Company's strategy and goals. Important issues are presented to the shareholders as resolutions.

The shareholders are responsible for voting on the appointment of Directors.

Your Directors present their report on the Company and its controlled entities for the financial year ended 30 June 2007.

Directors

The names of Directors in office at any time during or since the end of the year are:

Mr Kevin Russeth (Executive Chairman)

Mr Norman Shanks

Mr Joseph Paresi

Mr Robert Halverson
(Appointed 19 August 2006)

Mr Raymond Schoer
(Appointed 11 September 2006)

Mr Simon Peter Bedford
(Resigned 2 March 2007)

Mr Gary Bruce Pennefather
(Resigned 14 August 2006)

Dr Timothy Rayner
(Resigned 14 August 2006)

Directors have been in office since the start of the financial year to the date of this report unless otherwise stated.

Company Secretary / Chief Financial Officer

Mr Darren Bromley was appointed Company Secretary / Chief Financial Officer in June 2005.

Mr Bromley B.Bus (Fin) M.Bus (e-Com) has over 17 years of extensive business experience and has a varied background in business finance, accounting and administration.

He has considerable experience in both private and publicly listed companies in the areas of corporate governance, operational and financial management.

Review of Operations and Principal Activities

The Company's focus is on investment, development, commercialisation and sale of security related technologies and products. The Company's proprietary technologies include patented magnetic sensing technology used to detect explosives, narcotics, weapons and other contraband.

During the year QRSciences acquired the business and selected assets of Baxall (Australia) Pty Ltd subsequently renaming it QRSciences Security Pty Ltd. The Company is a direct seller and distributor of surveillance and monitoring equipment, including closed circuit television (CCTV) security cameras, digital video recorders (DVR) and related components. Since its establishment in March 2005, the business has grown rapidly, reflecting the strong growth being experienced by the Australian security products market. The business provides QRSciences with a significantly enhanced presence in the broader security market and, through its well-established sales and distribution capability in Australia and across the Southeast Asian region, the means to accelerate the uptake of QRSciences' own proprietary technologies.

QRSciences has increased its holding in Spectrum San Diego, Inc. (Spectrum), to 27.4%. This completes the commitment made by QRSciences under that agreement to acquire up to 27.4% of Spectrum via the purchase of preferred stock, through a combination of cash and scrip consideration at an agreed total value of US$2.6M. In addition, under the February 2006 agreement, QRSciences has an option to acquire all of Spectrum's outstanding stock on or before 18 February 2009, with the consideration to be satisfied by cash or an equal mix of cash and scrip. Spectrum, based in San Diego, California, specialises in electronic imaging systems and instrumentation. Spectrum is a pioneer in the development of low dose X-ray and backscatter technology which is rapidly gaining acceptance throughout the world for personnel, baggage, cargo and vehicle screening.

There has been no significant change in the nature of the economic entity's principal activities during the period.

Operating Results

The consolidated operating loss of the economic entity after eliminating outside equity interests amounted to $10.736 million (2006: $6.790 million).

Dividends

The Company has not paid a dividend since incorporation and no provision for dividend has been made in these accounts.

Company Overview

The Company's objectives and an overview of the Company's performance during the reporting period are discussed in the *Letter to Shareholders* on pages 2 to 4.

Review of Operations

Operating Results for the Period

The operating revenue of the economic entity comprising the Company and controlled entities increased by 435% to $14.274 million. The operating loss after tax and eliminating outside equity interests amounted to $10.736 million (2006 operating loss after tax $6.79 million).

As at 30 June 2007 the economic entity had borrowings of $6.322 million.

Shareholder Returns

No dividends were declared or paid during the reporting period, as the retained loss of the Company at the end of the period was $29.955 million.

Investments for Future Performance

The Directors continue to invest considerable time and effort into the Company's direction as outlined in the *Director's Report*.

Review of Financial Condition

Financial Position

The net assets of the economic entity have decreased by $2.653 million from 30 June 2006 to $28.992 million in 2007 with cash reserves of approximately $0.67 million. The carrying value of the Company's Intellectual Property (IP) has decreased from $39.8 million to $33.9 million, reflecting $0.856 million amortisation of the IP and a renegotiation with BTG International in relation to the payment structure under the contract executed in 2006 to purchase the remainder of the BTG patent portfolio.

At balance date the Company carried interest-bearing debt of $6.322 million, represented mostly by Convertible Notes issued to US-based institutional investors and an accounts receivable facility with National Australia Bank in the amount of $0.806 million.

Subsequent to year end the Convertible Notes have been retired in full through a combination of conversion and repayment via the proceeds of a post balance date rights issue.

The $0.645 million current liability and the $5.888 million non-current liability carried on the Balance Sheet relates to discretionary payments required by QRSciences Holdings Limited to maintain its ownership rights over the BTG patent portfolio calculated as a NPV and payable over the next 12 years.

During the year QRSciences acquired the business of Baxall Australia Pty Ltd via its newly incorporated subsidiary QRSciences Security Pty Ltd and completed its acquisition of a 27.4% interest in Spectrum San Diego Incorporated. The Spectrum investment was settled through a combination of payments in cash and shares. QRSciences has equity accounted a $0.162 million loss for its interest in Spectrum.

Capital Structure and Treasury Policy

At 30 June 2007 the capital of the Company comprises 50,397,580 fully paid ordinary shares.

Pursuant to resolutions passed by members of the Company at General Meetings and resolutions passed by the Board of Directors the Company issued the following capital during the year:



	Ordinary Shares	Options	Preference B Shares
As at 30 June 2006	323,744,665	-	23,686,248
Reconstruction 1:10	(291,369,913)	-	
Issues of shares	18,022,828	-	-
Net Issues / expiry of options	-	16,173,962	-
Share Buy Back	-	-	-
Conversion of Pref B Shares	-	-	(23,686,248)
As at 30 June 2007	50,397,580	16,173,962	-

The Company's treasury policies are:

- All borrowings are in Australian currency and, wherever possible, fixed interest rate borrowings for a limited period.
- There is no material exposure to foreign currencies or exchange risks, and no hedges or derivatives.
- At 30 June 2007, borrowings represented approximately 14.03% of the gross assets of the consolidated entity (June 2006: Nil %). As mentioned in the *After Balance Date Events,* these borrowings have since been retired in full.
- An increase of 1% in interest rates, on the basis of the net assets and total borrowings of the economic entity at 30 June 2007, would increase operating loss by approximately nil% (based on the operating loss for the period).

Resources of the Company

The Company does not have any resources or assets (such as brands, trademarks, patents or intangible assets, or special employee skills) which are not reflected in the balance sheet.

Corporate Governance

The Company's *Corporate Governance Statement* is set out on pages 5 and 6.

Statement of Compliance

In preparing this *Review of Operations and Principal Activities*, the Company's Directors have followed the principles set out in the Guidance Note on the review of operations and activities, under listing rule 4.10, issued by Australian Stock Exchange Limited on 1 September 1999.

PRELIMINARY FINAL REPORT

The Company's Preliminary Final Report (Appendix 4E) for the year ended 30 June 2007 was lodged with Australian Stock Exchange Limited on 30 August 2007. There are no material differences between the information in the Company's Preliminary Final Report and the financial statements and notes contained in this report.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

Distribution Rights to SentryScope

On 4 July 2006 the Company completed an agreement with Spectrum to sell and distribute the SentryScopeTM video surveillance system. Under the agreement, QRSciences is the exclusive distributor of SentryScopeTM equipment in Australia, New Zealand, Japan, Taiwan and India. In addition, QRSciences acquired non-exclusive rights to sell and distribute the equipment to the US Federal Government, including key customers at the US Department of Defence and Department of Homeland Security.

Move to Majority Non-Executive Board

In a series of steps, QRSciences realised previously announced plans to move to a majority non-executive Board. On 14 August 2006 former executives, Mr Gary Pennefather and Dr Timothy Rayner, retired as Directors. On 21 August 2006 the Company appointed Mr Robert Halverson and, on 11 September 2006, Mr Raymond Schoer as Non-Executive Directors. Between them, Mr Halverson and Mr Schoer bring considerable experience in the areas of government, international relations, business and corporate governance. On 2 March 2007 Mr Simon Bedford retired as Director, but has remained as a full time executive of the company as Vice President, Business Development.

Alliance with Singapore Technologies Electronics

On 4 September 2006, the Company announced that after completing a successful working trial with the Singaporean Immigration and Checkpoint Authority, Singapore Technologies Electronics (ST Electronics) had commenced sales and marketing of QRSciences' explosive detection technology in several countries in the Asian region and parts of the Middle East. ST Electronics, a wholly owned subsidiary of Singapore Technologies Engineering, is marketing the QRSciences-developed T3-03 Explosive Detection System.

Collaboration to Develop Pharmaceutical Quality Control and Assurance Solution

On 6 September 2006, QRSciences announced that it had entered into an agreement with AstraZeneca, Merck, Sharp and Dohme and King's College London to develop a QR-based pharmaceutical analysis instrument. QR can be used in the quantification of pharmaceuticals and the identification of polymorphs, as well as detection, analysis and quality control of pharmaceuticals at all stages of the manufacturing and distribution chain. The two main objectives of the collaborative project are to develop a prototype pulsed radio frequency QR spectrometer suitable for use in pharmaceutical analysis, and to extend the range of substances that can be detected by focusing on higher frequencies.

CastScope Trials in US

On 15 November 2006 QRSciences reported encouraging sales progress by Spectrum with its prosthetic and cast scanner, CastScope.,which was developed through funding from the US Transportation Security Administration (TSA). CastScope utilises backscatter X-ray technology to detect security threats in casts, bandages and artificial limbs. A cornerstone application for CastScope is the screening of airline passengers, where it offers a faster, less invasive and more effective solution than existing procedures. Following the delivery of prototype units and testing in the US during 2006, airport pilot programs commenced in early 2007.

Approval of Clear® as a Registered Traveller Service Provider

On 20 December 2006, QRSciences reported that the Transportation Security Administration (TSA), the agency of the US Government responsible for the nation's transportation security, had approved Clear® as a Registered Traveller Service Provider for roll-out to the nation's airports. QRSciences' QR technology is an important component of the Clear® registered traveller kiosk through GE Security's (GE) ShoeScanner product. In 2006 QRSciences established a cross-licence agreement with GE Security under which QRSciences receives royalty payments on sales of all GE QR products including the GE ShoeScanner.

First Sale in Middle East Through Alliance with Singapore Technologies

On 3 January 2007, QRSciences announced it had sold two T3-03 stand alone Explosive Detection System units to the United Arab Emirates (UAE) Government. The sale was coordinated by Singapore Technologies Electronics (ST Electronics), and was the first transaction struck under the sales and marketing alliance with ST Electronics which was announced in September 2006 and which is concentrating on several countries in the Asian region and parts of the Middle East.

First Sale and Operational Trial of Narcotics Screening System

On 9 January 2007, QRSciences announced the first sale of its T3-02 screening system, developed to detect illicit narcotics, to the United Kingdom Government. This followed collaboration with HM Revenue & Customs and the Australian Customs Service as announced to the market in June 2006. HM Revenue & Customs fielded the system at an undisclosed customs inspection location in the United Kingdom in February 2007. The T3-02 narcotics detection system, like QRSciences' T3-03 explosives screening system, incorporates the company's proprietary Quadrupole Resonance (QR) technology. A number of illegal narcotics, including heroin, cocaine and methamphetamine, have molecular characteristics that facilitate their detection by QR technology.

Further Sales of QXR1000 Baggage Screening System to US Government

On 24 January 2007, QRSciences announced that it had been notified that Rapiscan Systems had received a follow on order for two additional QXR1000 units from the US Federal Government. The QXR1000 product was jointly developed by QRSciences and Rapiscan and funded in part by the US Department of Homeland Security's Technical Support Working Group. The product combines QRSciences' C3-03 Quadrupole Resonance (QR) subsystems technology with Rapiscan's 520B Threat Image Projection X-ray unit. The combined device provides comprehensive explosive and non-explosive threat detection for applications including baggage and package screening at airport checkpoints, public transportation facilities, high security buildings, military bases and other critical infrastructure.

UK Department for Transport to Trial CastScope

On 30 January 2007, QRSciences confirmed that Spectrum was working with the UK Department for Transport to supply a CastScope screening system for laboratory and airport trials. These trials occurred in phases during the first half of calendar 2007. The trial with the Department for Transport follows on from successful testing of prototype units in the US during 2006. The laboratory trial evaluates CastScope's performance prior to an operational trial that will assess its usability in screening passengers at UK airports. The UK has historically been a gateway into the broader European Union security market.

Commencement of Operational Pilot Programs In US for CastScope

On 26 April 2007, QRSciences announced that Spectrum had reached a significant milestone with the commencement of operational pilot programs in the US for CastScope, its prosthetic and cast scanner product. Operational pilots have now been completed at each of the Reno, Tampa, Nashville and San José airports.

TSA Enters Sole Source Contract Negotiations with Spectrum for CastScope

On 26 May 2007, QRSciences reported that Spectrum had entered into sole source contract negotiations with the Transportation Security Administration (TSA) for the manufacture, deployment and maintenance of the CastScope screening system at US airports. Roll-out of CastScope is expected to be formalised in the first quarter of FY08.

QR Technology Extended to Cargo Screening Application

On 22 May 2007, QRSciences announced the extension of its QR technology to a cargo screening application. The Company is working with the Department of Transport and Regional Services (DOTARS) in a trial of the QXR1000 explosives screening system as part of an Australian government program to further strengthen the security of domestic and international air cargo.

AFTER BALANCE DATE EVENTS

Spectrum Awarded US Government contract for CarScan vehicle screener development

On 20 August 2007 QRSciences advised that Spectrum had been awarded a US$1.6 million contract by the US Government for the development of a next generation ultra low dose X-ray vehicle scanner, capable of detecting car bombs, hidden persons, drugs and other contraband. The new device, branded CarScan, allows vehicles approaching a checkpoint or gate to drive slowly through the inspection system and enable screening without the driver or passengers leaving the vehicle. Phase I of this contract will be a laboratory feasibility study lasting nine months, followed by an optional Phase II that will involve the construction and field testing of a prototype of the technology.

Negotiations with TSA for supply of CastScope

Further to the announcement dated 16 May 2007, QRSciences advised on 20 August 2007 that Spectrum is in the process of finalising a sole source contract with the Transportation Security Administration (TSA) for the supply of its CastScope screening system at US airports. The device has successfully completed pilot programs at airports in Reno, San José, Tampa and Nashville. Spectrum is pleased with its progress with TSA and expects to finalise an order for CastScope shortly.

Order from Beijing Municipal Public Security Department

In July 2007 QRSciences received an order from the Beijing municipal public security department for a T3-03 QR subsystem. This builds on an earlier contract with the China Institute of Atomic Energy (CIAE) associated with the evaluation of screening systems for the Olympics in Beijing in 2008.

GE Deployment of ShoeScanner

GE Security is deploying its ShoeScanner product through the Clear® program, which is part of the Registered Traveller initiative being launched at airports across the US. Clear® is now operating a Registered Traveler program at eleven airports. GE Security licences core IP from QRSciences that is used in the ShoeScanner device and pays a royalty to QRSciences on this product.

Rights Issue

On 22 August 2007, QRSciences announced that it had successfully completed the non-renounceable rights issue conducted in accordance with the prospectus issued on 27 June 2007, raising approximately $6.34 million. 21,134,373 New Shares were allotted on 14 August 2007 at an issue price of $0.30 per share, together with one free attaching option exercisable at $0.45 on or before 30 June 2012. All of the Australian Directors participated in the Company's Rights Issue, along with shareholders and institutional investors from the US and UK. The rights issue proceeds have been applied to the repayment of Convertible Notes issued to Platinum and Vision. Combined with Vision's partial conversion of its note holding, this retires the Convertible Notes in their entirety. Residual funds from the rights issue will strengthen QRSciences' balance sheet and provide general working capital to fund ongoing operations. After completion of the Rights Issue approximately 44% of the Company's ordinary shares are held institutionally and approximately 7.5% are owned by staff and management.

FUTURE DEVELOPMENTS

The likely developments in the operations of the economic entity are dealt with in the above note and *Letter to Shareholders*.

INFORMATION ON DIRECTORS

Mr Kevin Russeth

Mr Russeth joined QRSciences in 2002 as CEO and Chairman of the Board of Directors. He is also sole Director of wholly owned subsidiaries QRSciences Pty Ltd, QRSciences Security Pty Ltd and QRSciences Corporation and is QRSciences Corporation's representative as a Non-Executive Director on the Board of Directors of Spectrum San Diego Inc.

Day to day he is responsible for management, oversight and the strategic direction of the business.

Mr Russeth commenced his business career with Electronic Data Systems in Dallas, Texas and is a graduate of their Systems Engineer Development (SED) Program. In 1985 Mr Russeth joined EF Hutton & Co (later acquired by Shearson Lehman Brothers) spending 11 years with global investment banks, including Shearson Lehman Brothers, Merrill Lynch, and most recently with Smith Barney as Vice President. Mr Russeth held NASD Series 7, 9 and 10 licences until 2002 when he left Smith Barney.

He has had substantial experience in the public and private capital markets in both Australia and the United States and has been involved in a variety of complex domestic and international business transactions.

Mr Russeth completed his undergraduate study at Gustavus Adolphus in St. Peter, Minnesota graduating with honours and a degree in Business Administration. He was accepted into the MBA program at Boston College School of Management, Chestnut Hill, Massachusetts in April 1985.

Mr Norman Shanks

Mr Shanks is a Fellow of the Security Institute and his distinguished career includes Airport Security Manager for Heathrow Airport from 1986-1991, where he was responsible for planning and developing the airport security policies, operational and training procedures.

He was appointed Head of Group Security for BAA Plc (operators of several major UK Airports including Heathrow and Gatwick) from 1991-1996 where he guided the BAA Research and Development efforts assessing technologies for enhancing aviation security, during which period he pioneered the smart automated 100% integrated checked baggage screening concept variations which have become the standard for many international airports around the world.

He is recognised as one of the world's foremost experts in aviation security with more than 30 years operational and management experience in civil aviation.

He is currently a member of ACI - Europe Aviation Security Committee, ACI World Level Aviation Security Standing Committee, ACI World Level Security Committee Liaison to ACI Cargo Sub Committee, Subject Matter Expert for the International Civil Aviation Organization (ICAO) on technical mission requests from member states and a member TIACA (The International Air Cargo Association).

Mr Joseph Paresi

Mr. Paresi is currently Senior Vice President of Sales and Marketing for L-1 Identity Solutions (ID:NYSE). Before that Mr Paresi was President of L3 Security & Detection Systems, a leading supplier of X-ray security screening systems and metal detectors. He was also Corporate Vice President of Product Development for L3 Communications Corporation from 1997 to 2005. Mr Paresi was responsible for developing several advanced airport security systems including the eXaminer 3DX 6000 which is used in more than 600 airports and secure facilities throughout the United States and world-wide. In addition to the eXaminer product range Mr Paresi had responsibility for 18,000 systems that L3 has deployed globally. Under the leadership and stewardship of Mr Paresi, L3's Security business grew from zero to US$400 million dollars over a 5 year period.

Mr Paresi holds advanced degrees in Electrical Engineering and Finance and is a graduate of the US Army Defence Systems Management School. From 1996-1997, he worked for Lockheed Martin Corporation as the Director of Technology in the US$8 billion Command, Control, Communications, Computer, Intelligence, Surveillance, and Reconnaissance (C4ISR) sector. From 1978-1995, Mr Paresi was the Director of Technology for US$6 billion Loral Corporation where he held positions in Program Management, Business Development and Design Engineering.

Mr Robert Halverson

Mr Halverson joined the QRSciences Board on 21 August 2006. He has had a long and distinguished career in the service of Australia, firstly with the Royal Australian Air Force, then as a member of the Australian Federal Parliament and as Speaker of the House of Representatives, more recently in the Department of Foreign Affairs and Trade as Australian Ambassador to Ireland and the Holy See.

Mr Halverson brings with him considerable experience in the areas of government, international relations and finance, which complements existing Board expertise in aviation and homeland security. He worked at Robertson Thompson Partners, stockbrokers, as a financial adviser, completing the Securities Institute of Australia course in 1984.

Mr Raymond Schoer

Mr Schoer Joined the QRSciences Board on 11 September 2006 and has a long and distinguished business career. After holding senior positions in several government departments, including the Australian Treasury, he was appointed Chief Executive Officer of the National Companies and Securities Commission (NCSC), the forerunner to ASIC in 1980, and oversaw the first 10 years of this regulatory body's operation.

From 1990 he was National Director of the Australian Stock Exchange, serving on numerous government, international and stock exchange committees. He resigned from this position in 1995 to become Principal of his own consulting business, Schoer Consulting Pty Limited, which provides a wide range of consulting services to organisations such as the World Bank, the Asian Development Bank and the Australian Agency for International Development.

Mr Schoer is currently Chairman of Sydney Gas, Australia Pacific Exchange, Rabinov Diversified Property Trust and Zelos Resources NL. In November 2005, he retired as Chairman of IOOF Holdings, following an 11 year association with the IOOF group in a Non-Executive capacity.

Mr Schoer brings to the QRS Board considerable business and corporate governance experience, which complements existing Board strengths and which will prove invaluable as the Company progressively commercialises its core technologies.

DIRECTORSHIPS HELD OVER THE LAST 3 YEARS

Mr Raymond Schoer

Mr Schoer is currently Chairman of Australia Pacific Exchange Ltd, ANZ Rabinov Diversified Property Trust Ltd and ANZ Rabinov Property Management Ltd. His other Directorships include Pluton Resources Ltd, Ferngrove Vineyards Ltd and Gujaret NRE Resources NL. He was previously Chairman of Sydney Gas Ltd, Zelos Resources NL, and eStar Online Trading Ltd. Director of IOOF Holdings Ltd from 1994-2002 and Group Chairman from 2002-2005, Chairman of IOOF Funds Management Ltd from 1999-2005 and a Director of Tambour Group Ltd from 2003-2006.

INTEREST IN SHARES AND OPTIONS AT THE DATE OF THIS REPORT

Name of Director	Class of Share	Interest in Shares and Options 30 June 2007	Interest in Shares and Options at Date of this Report
Mr Kevin Russeth	Ordinary Shares	1,566,250	1,950,336
	$0.45 Options exp. 30/06/2012	-	166,667
Mr Norman Shanks	Ordinary Shares	120,000	211,497
	$0.45 Options exp. 30/06/2012	-	-
Mr Joseph Paresi	Ordinary Shares	-	-
	$0.45 Options exp. 30/06/2012	-	-
Mr Robert Halverson	Ordinary Shares	170,000	280,313
	$0.45 Options exp. 30/06/2012	-	42,000
Mr Ray Schoer	Ordinary Shares	175,000	314,372
	$0.45 Options exp. 30/06/2012	-	85,000

REMUNERATION REPORT

This report details the nature and amount of remuneration for each Director of QRSciences Holdings Limited and other key management personnel.

The Board of QRSciences Holdings Limited believes the remuneration policy to be appropriate and effective in its ability to attract and retain the best Executives and Directors to run and manage the economic entity, as well as create goal congruence between Directors, Executives and shareholders.

The Board's policy for determining the nature and amount of remuneration for Board members and senior Executives of the economic entity is as follows:

- The remuneration policy, setting the terms and conditions for the Executive Directors and other senior Executives, is being approved by the Board. The Board has sought professional advice from independent external consultants.
- All Executives receive a base salary (which is based on factors such as length of service and experience), superannuation, fringe benefits, shares, options and performance incentives.
- The Board reviews Executive packages annually by reference to the economic entity's performance, Executive performance and comparable information from industry sectors and other listed companies in similar industries.

Executives are also entitled to participate in the employee share and option arrangements as well as the QRSciences Employee Incentive Share Plan whereby Executives may salary sacrifice their remuneration to purchase QRSciences Holdings Limited shares (ASX:QRS).

The Executive Directors and Executives receive a superannuation guarantee contribution required by the Australian government of the greater of 7% of base salary, or 9% up to the maximum earnings base, and do not receive any other retirement benefits. Some individuals have chosen to sacrifice part of their salary to increase payments towards superannuation.

Remuneration Committee

The Remuneration Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the Executive Directors and the senior management team.

The Remuneration Committee assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to the relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality Board and key management team. Such officers are given the opportunity to receive their base emolument in a variety of forms including cash and fringe benefits such as motor vehicles and expense payment plans. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the Company.

To assist in achieving these objectives, the Remuneration Committee links the nature and amount of Executive Directors' and key management Personnel emoluments to the Company's financial and operational performance. All Directors and key management have the opportunity to qualify for participation in the Employee Share Option Plan which currently provides incentives where specified criteria are met including criteria relating to profitability, cash flow and share price growth performance.

In addition, all Directors and key management may be entitled to annual bonuses payable upon the achievement of annual milestones and/or profitability measures set by the Remuneration Committee.

The Remuneration Committee is represented by:

Mr Norman Shanks	(Non-Executive Director)
Mr Joseph Paresi	(Non-Executive Director)

PERFORMANCE-BASED REMUNERATION

As part of each Executive Director and Executives remuneration package the Company identifies a performance-based component, consisting of key performance indicators (KPIs). The intention of this program is to more closely align the goals of Directors/ Executives with that of the business and shareholders. The KPIs are set annually. The measures are specifically tailored to the areas that each Executive is involved in and has a level of control over. The KPIs target areas the Board believes hold greater potential for group expansion and profit, covering financial and non-financial as well as short and long term goals.

COMPANY PERFORMANCE, SHAREHOLDER WEALTH AND DIRECTORS' AND EXECUTIVES' REMUNERATION

The Company continues to achieve its goals and has made considerable commercial progress over the last year.

The remuneration policy is tailored to motivate Directors, management and employees. The issue of shares and options to the majority of Directors and Executives encourage the alignment of personal and shareholder interests.

	2004	2005	2006	2007
	$000	$000	$000	$000
Revenue	612	2,257	2,667	14,274
Net Profit (Loss)	(4,200)	(6,109)	(6,790)	(10,736)
Share Price at Year-end ($)	1.40	0.81	0.54	0.335



Details of Remuneration for year ended 30 June 2007

	Salary, Fees and Commissions	Incentive Share Plan Salary Sacrifice	Super-annuation Contribution	Cash Bonus	Non-cash Benefits	Shares / Options	Total	Performance Related
	$	$	$	$	$	$	$	%
Directors								
K Russeth	283,615	56,000	42,385	70,982	20,978	*640,001	1,113,961	8.10%
G Pennefather	74,644	-	42,385	-	-	*63,960	180,989	-
S Bedford	215,703	-	7,068	-	9,322	*128,002	360,094	-
T Rayner	99,087	-	3,794	-	3,794	**12,600	119,275	-
N Shanks	43,333	8,667	-	-	-	-	52,000	-
J Paresi	47,114	-	-	-	-	-	47,114	-
R Schoer	-	41,600	-	-	-	-	41,600	-
R Halverson	-	44,877	-	-	-	-	44,877	-
	763,496	151,144	95,632	70,982	34,094	844,562	1,959,911	
Other Key Management Personnel								
R Stokes	180,000	-	-	163,934	-	-	343,934	47.7%
D Bromley	135,600	-	51,041	-	-	***46,668	233,309	-
	315,600	-	51,041	163,934	-	46,668	577,243	

There are no other employees who are considered to be key management personnel as defined by AASB 124.

At the QRSciences Holdings Limited Shareholder Meeting held on 26 November 2004 shareholders approved and adopted the Company Employee Share Plan. The Shares / Options component of the remuneration indicated above represent the issue of these shares.

This share price reflects the value of the remuneration for the shares as it is the date that the resolution was carried.

> * On 26 November 2004, the ordinary share price quoted on the ASX closed at $0.24 (post-consolidation $2.40).
>
> ** On 22 November 2005, the ordinary share price quoted on the ASX closed at $0.096 (post-consolidation $0.96).
>
> *** Represents the issue of shares on 21 January 2005, when the ordinary share price quoted on the ASX closed at $0.20 (post-consolidation $2.00).

On 1 July 2007, the third tranche of shares vested to directors and specified officers. . This table is more indicative of the real value of the shares granted and remuneration paid to the executive team. On this day the ordinary share price quoted on the ASX was $0.335. The value of the vesting shares on that day is represented in the following table:

Effective Remuneration for year ended 30 June 2007

Directors	Shares Number	Share Price at 1 July 2007	Value of Shares at 1 July 2007	Effective Total Remuneration 1 July 2007
		$	$	$
K Russeth	266,667	0.335	89,333	563,293
G Pennefather	26,650	0.335	8,928	125,957
S Bedford	53,334	0.335	17,867	249,959
T Rayner	13,125	0.335	4,397	110,072
Other Key Management Personnel				
D Bromley	23,334	0.335	7,817	194,458

Details of Remuneration for year ended 30 June 2006

	Salary, Fees and Commissions	Super-annuation Contribution	Cash Bonus	Non-cash Benefits	Shares / Options	Total	Performance Related
	$	$	$	$	$	$	%
Directors							
K Russeth	262,917	40,560	68,662	11,803	*640,000	1,023,942	6.7%
G Pennefather	189,210	40,560	30,000	-	*128,000	387,770	7.7%
S Bedford	255,657	-	45,510	11,660	*128,000	440,827	10.3%
T Rayner	229,656	-	-	10,255	24,000	263,911	-
N Shanks	40,515	-	-	-	-	40,515	-
J Paresi	39,676	-	-	-	-	39,676	-
	1,017,630	81,120	144,172	33,718	920,000	2,196,641	
Other Key Management Personnel							
D Bromley	111,081	40,560	35,000	-	**46,667	233,308	15.0%

There are no other employees who are considered to be key management personnel as defined by AASB 124.

At the QRSciences Holdings Limited shareholder meeting held on 26 November 2004 shareholders approved and adopted the Company Employee Share Plan. The Shares / Options component of the remuneration indicated above represent the issue of these shares.

This share price reflects the value of the remuneration for the shares as it is the date that the resolution was carried.

> * On 26 November 2004, the ordinary share price quoted on the ASX closed at $0.24 (post-consolidation $2.40).
>
> ** Represents the issue of shares on 21 January 2005, when the ordinary share price quoted on the ASX closed at $0.20 (post-consolidation $2.00).

On 1 July 2006, the second tranche of shares vested to directors and specified officers. . This chart is more indicative of the real value of the shares granted and remuneration paid to the executive team. On this day the ordinary share price quoted on the ASX closed at $0.053 (post-consolidation $0.53). The value of the vesting shares on that day is represented in the following table:

Effective Remuneration for year ended 30 June 2006

Directors	Shares Number	Share Price at 10 July 2006 $	Value of Shares at 10 July 2006 $	Effective Total Remuneration 10 July 2006 $
K Russeth	2,666,666	0.053	141,333	525,275
G Pennefather	533,333	0.053	28,267	288,037
S Bedford	533,333	0.053	28,267	341,094
T Rayner	250,000	0.053	13,250	253,161
Other Key Management Personnel				
R Orr				
D Bromley	233,333	0.053	12,367	199,008

Ordinary shares were issued to eligible directors and executives for nil consideration and are subject to restriction periods specified in the Plan. The Company Shares issued to eligible directors and other key management personnel to date are subject to vesting restriction periods as follows:

			Post-Consolidation	
	1 July 2005	1 July 2006	5 March 2007	1 July 2007
K Russeth	2,666,666	2,666,666	-	266,667
G Pennefather	533,333	533,333	26,650	-
S Bedford	533,333	533,333	-	53,334
R Orr	800,000	-	-	-
D Bromley	233,333	233,333	-	23,334
T Rayner	-	-	13,125	-

If a participant leaves the employment of the Company during any period of restriction then under certain circumstances the Company may require the participant to have a proportion of any remaining shares the subject of restriction bought back for a nominal amount.

All full time staff and Directors are eligible to participate in the plan.

On 4 April 2006 the Remuneration Committee, after obtaining advice from an external consultant, amended an employment contract with Mr K Russeth. The contract provides for payment of a salary of $326,000 inclusive of Chairman's / Director's fees per annum plus superannuation (7%) plus a car allowance of $20,000. Additionally, the contract includes various performance milestones being achieved. In the event of termination the Company is required to pay 12 months salary in lieu of termination.

DIRECTORS' MEETINGS

During the financial year, 11 meetings of Directors (including committees of Directors) were held. The number of meetings attended by each Director during the year is stated in this report.

Attendances	Directors' Meetings		Remuneration Committee Meetings		Audit Committee Meetings	
	Number eligible to attend	Number attended	Number eligible to attend	Number attended	Number eligible to attend	Number attended
Mr Kevin Russeth	11	11	-	-	-	-
Mr Gary Pennefather	1	1	-	-	-	-
Mr Simon Bedford	7	7	-	-	-	-
Dr Timothy Rayner	1	1	-	-	-	-
Mr Norman Shanks	11	5	2	2	-	-
Mr Joseph Paresi	11	7	2	2	-	-
Mr Robert Halverson	10	9	-	-	2	2
Mr Raymond Schoer	9	5	-	-	2	0
Mr Darren Bromley	-	-	-	-	2	2

COMMITTEE MEMBERSHIP

At the date of this report, the Company had an Audit Committee and a Remuneration Committee. Members who have acted on the committees of the Board during the financial year are:

Remuneration Committee	Audit Committee
Mr Norman Shanks	Mr Robert Halverson
Mr Joseph Paresi	Mr Darren Bromley

AUDIT COMMITTEE

The Board has established an Audit Committee, which operates under a charter approved by the Board. It is the Board's responsibility to ensure that an effective internal control framework exists within the entity. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes. This includes the safeguarding of assets, the maintenance of proper accounting records, and the reliability of financial information as well as non-financial considerations such as the benchmarking of operational key performance indicators. The Board has delegated the responsibility for the establishment and maintenance of a framework of internal control and ethical standards for the management of the Company to the Audit Committee. The Audit Committee also provides the Board with additional assurance regarding the reliability of financial information for inclusion in the financial reports.

INDEMNIFYING OFFICERS

The Company has, during or since the end of the financial year, in respect of any person who is or has been an officer of the Company or a related body corporate, not indemnified nor entered into a relevant agreement to indemnify against a liability incurred as an officer, including costs and expenses in successfully defending legal proceedings.

However, the Company has paid a premium amounting to $24,625 to insure the directors and other public officers against liabilities for costs and expenses incurred by them, in defending any legal proceedings arising out of their conduct while acting in the capacity of director of the company, other than conduct involving a wilful breach of duty in relation to the company.

OPTIONS

Options issued or agreed to be issued over unissued shares or interest during or since the financial year by the Company or controlled entity to Directors or officers as part of their remuneration are as follows:

- No Options have been issued to Directors or officers during or since the financial year.

For the financial year ended 30 June 2007, no shares have been issued by virtue of the exercise of options during the year or to the date of this report.

PROCEEDINGS ON BEHALF OF COMPANY

No person has applied for leave of Court to bring proceedings on behalf of the Company or intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or any part of those proceedings.

AUDITOR INDEPENDENCE AND NON-AUDIT SERVICES

The Board of Directors is satisfied that the provision of non-audit services during the year is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The Directors are satisfied that the services disclosed below did not compromise the external auditor's independence for the following reasons:

- all non-audit services are reviewed and approved by the Board prior to commencement to ensure they do not adversely affect the integrity and objectivity of the auditor; and
- the nature of the services provided do not compromise the general principles relating to auditor independence in accordance with APES110: Code of Ethics for Professional Accountants set by the Accounting Professional and Ethical Standards Board.

The following fees for non-audit services were paid / payable to the external auditors during the year ended 30 June 2007:

Taxation services	$2,350
Accounting advice and services	$6,200
	$8,550

AUDITOR'S INDEPENDENCE DECLARATION

The lead auditor's independence declaration for the year ended 30 June 2007 has been received and can be found on page 68.

Signed in accordance with a resolution of the Directors.

K L Russeth

DIRECTOR

Dated this 28th day of September 2007

Income Statements for the year ended 30 June 2007

	Note	Economic Entity 2007 $000	Economic Entity 2006 $000	Parent Entity 2007 $000	Parent Entity 2006 $000
Revenues from ordinary activities	2	14,274	2,667	1,923	1,375
Raw materials and consumables used		(10,340)	-	-	-
Ordinary Expenses					
Employee benefits expense		(6,805)	(5,159)	(1,622)	(1,908)
Amortisation of intellectual property	3	(856)	(324)	-	-
Consulting expense		(865)	(944)	(300)	(308)
Patent costs		(562)	(372)	-	-
Legal expense		(543)	(303)	(405)	(91)
Travel expense		(535)	(428)	(172)	(42)
Rental and occupancy costs		(521)	(242)	-	-
Materials and consumables		(422)	(564)	-	-
Bad and doubtful debts		(385)	-	-	-
Depreciation and amortisation excluding amortisation of intangibles	3	(303)	(119)	(7)	(12)
Advertising and promotion		(199)	-	-	-
Directors fees		(175)	(213)	(175)	(168)
Insurance expense		(136)	(73)	(42)	(55)
Other expenses from ordinary activities		(1,214)	(716)	(294)	(296)
Share of net loss of an associate		(162)	-	-	-
Borrowing Costs	3				
Convertible note fees		(569)	-	(569)	-
Interest / Finance paid		(418)	-	(201)	-
Loss from ordinary activities before income tax expense		(10,736)	(6,790)	(1,864)	(1,505)
Income tax expense	4	-	-	-	-
Loss from ordinary activities after related income tax expense		(10,736)	(6,790)	(1,864)	(1,505)
Basic earnings per share (cents per share)	5	($0.25)	($0.03)		
Diluted earnings per share (cents per share)	5	($0.23)	($0.02)		

The accompanying notes form part of these financial statements.

Balance Sheet as at 30 June 2007

	Note	Economic Entity 2007 $000	Economic Entity 2006 $000	Parent Entity 2007 $000	Parent Entity 2006 $000
CURRENT ASSETS					
Cash assets	6	669	1,986	232	1,542
Trade and other receivables	7(a)	3,338	318	-	-
Prepayments	7(b)	55	292	-	150
Inventories		3,004	-	-	-
TOTAL CURRENT ASSETS		7,066	2,596	232	1,692
NON-CURRENT ASSETS					
Receivables	7(a)	-	-	27,516	19,620
Intangibles - intellectual property	8	33,858	39,822	-	-
Other financial assets	9 (a)	527	527	27,298	22,499
Investments accounted for using the equity method	9 (b)	2,999	1,813	-	-
Property, plant and equipment	10	614	302	-	16
TOTAL NON-CURRENT ASSETS		37,998	42,464	54,814	42,135
TOTAL ASSETS		45,064	45,060	55,046	43,827
CURRENT LIABILITIES					
Payables	11(a)	2,740	872	224	130
Financial liabilities	12	6,202	-	4,567	-
Provisions	13	478	248	51	89
Other payables	11(b)	645	2,763	-	-
TOTAL CURRENT LIABILITIES		10,065	3,883	4,842	219
NON-CURRENT LIABILITIES					
Financial liabilities	11(b)	120	-	-	-
Other Payables	11(b)	5,888	9,532	-	-
TOTAL NON-CURRENT LIABILITIES		6,008	9,532	-	-
TOTAL LIABILITIES		16,073	13,415	4,842	219
NET ASSETS		28,992	31,645	50,204	43,608
EQUITY					
Contributed equity	14	59,324	50,864	59,324	50,864
Foreign Currency Translation Reserve		(377)	-	-	-
Retained profits	15	(29,955)	(19,219)	(9,120)	(7,256)
Parent entity interest		28,992	31,645	50,204	43,608
Outside equity interest	16	-	-	-	-
TOTAL EQUITY		28,992	31,645	50,204	43,608

The accompanying notes form part of these financial statements.

Statement of Changes in Equity for the year ended 30 June 2007

Economic Entity	$000 Contributed Equity Ordinary	$000 Pref A	$000 Pref B	$000 Options	$000 Accumulated Losses	$000 Foreign Currency Translation Reserve	$000 Total
Balance at 1.7.2005	39,161	2,469	2,139	105	(12,429)	-	31,445
Conversion of Pref A to ordinary equity	2,469	(2,469)	-	-	-	-	-
Transfer of expired options to ordinary equity	105	-	-	(105)	-	-	-
Shares issued during the year (net of transaction costs incurred)	6,990	-	-	-	-	-	6,990
Loss attributable to members of parent entity	-	-	-	-	(6,790)	-	(6,790)
Sub-total	48,725	-	2,139	-	(19,219)		31,645
Dividends paid or provided for	-	-	-	-	-	-	-
Balance at 30.6.2006	**48,725**	**-**	**2,139**	**-**	**(19,219)**	**-**	**31,645**
Balance at 1.7.2006	**48,725**	**-**	2,139	**-**	**(19,219)**	**-**	**31,645**
Conversion of Pref B to ordinary equity	2,139	-	(2,139)	-	-	-	-
Shares issued during the year (net of transaction costs incurred)	8,460	-	-	-	-	-	8,460
Adjustments from translation of foreign controlled entities	-	-	-	-	-	(377)	(377)
Loss attributable to members of parent entity	-	-	-	-	(10,736)	-	(10,736)
Sub-total	59,324	-	-	-	(29,955)	(377)	28,992
Dividends paid or provided for	-	-	-	-	-	-	-
Balance at 30.6.2007	**59,324**	**-**	**-**	**-**	**(29,955)**	**(377)**	**28,992**

The accompanying notes form part of these financial statements.

Statement of Changes in Equity for the year ended 30 June 2007

Parent Entity	$000	$000	$000	$000	$000	$000
	Contributed Equity				Accumulated Losses	Total
	Ordinary	Pref A	Pref B	Options		
Balance at *1.7.2005*	39,161	2,469	2,139	105	(5,751)	38,123
Conversion of Pref A to ordinary equity	2,469	(2,469)	-	-	-	-
Transfer of expired options to ordinary equity	105	-	-	(105)	-	-
Shares issued during the year (net of transaction costs incurred)	6,990	-	-	-	-	6,990
Loss attributable to members of parent entity	-	-	-	-	(1,505)	(1,505)
Sub-total	48,725	-	2,139	-	(7,256)	43,608
Dividends paid or provided for	-	-	-	-	-	-
Balance at *30.6.2006*	**48,725**	**-**	2,139	**-**	**(7,256)**	**43,608**
Balance at *1.7.2006*	**48,725**	**-**	2,139	**-**	**(7,256)**	**43,608**
Conversion of Pref B to ordinary equity	2,139	-	(2,139)	-	-	-
Shares issued during the year (net of transaction costs incurred)	8,460	-	-	-	-	8,460
Adjustments from translation of foreign controlled entities	-	-	-	-	-	-
Loss attributable to members of parent entity	-	-	-	-	(1,864)	(1,864)
Sub-total	59,324	-	-	-	(9,120)	50,204
Dividends paid or provided for	-	-	-	-	-	-
Balance at 30.6.2007	**59,324**	**-**	**-**	**-**	**(9,120)**	**50,204**

The accompanying notes form part of these financial statements.

Cash Flow Statement for the year ended 30 June 2007

	Note	Economic Entity 2007 $000	Economic Entity 2006 $000	Parent Entity 2007 $000	Parent Entity 2006 $000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		10,371	689	-	-
Payments to suppliers and employees		(22,638)	(7,990)	(2,044)	(1,620)
Interest received		72	141	62	126
Borrowing costs		-	-	-	-
Interest paid		(125)	-	-	-
R&D Start Grant Income		391	1,759	-	-
Other Income		65	215	26	-
Net cash provided by (used in) operating activities	27(ii)	(11,864)	(5,186)	(1,956)	(1,494)
CASH FLOWS FROM INVESTING ACTIVITIES					
Payment for investment in controlled entities		-	-	(4,649)	-
Purchase of property, plant and equipment		(616)	(32)	(5)	(1)
Purchase of investments (Spectrum)		(594)	(1,441)	-	-
Purchase of intellectual property		-	(667)	-	-
Repayment of loans other entities		-	-	-	-
Loans to other entities		-	-	-	-
Loans to controlled entities		-	-	(4,822)	(4,787)
Net cash provided by (used in) investing activities		(1,210)	(2,140)	(9,476)	(4,788)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issue of shares		6,330	5,297	6,330	5,297
Proceeds from borrowings		4,752	-	3,792	-
Repayment of borrowings		(131)	-	-	-
Net cash provided by (used in) financing activities		10,951	5,297	10,122	5,297
Net increase in cash held		**(2,123)**	**(2,030)**	**(1,310)**	**(984)**
Cash at 1 July 2006		1,986	4,016	1,542	2,527
Cash at 30 June 2007	27(i)	**(137)**	**1,986**	**232**	**1,542**

The accompanying notes form part of these financial statements.

Notes to and forming part of the Financial Statements
for the year ended 30 June 2007

NOTE 1 STATEMENT OF ACCOUNTING POLICIES

The financial report is a general purpose financial report that has been prepared in accordance with Australian Accounting Standards including Australian Accounting Interpretations, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial report covers the economic entity of QRSciences Holdings Limited and controlled entities, and QRSciences Holdings Limited as an individual parent entity. QRSciences Holdings Limited is a listed public company, incorporated and domiciled in Australia.

The financial report of QRSciences Holdings Limited and controlled entities, and QRSciences Holdings Limited as an individual parent entity comply with all Australian equivalents to International Financial Reporting Standards (AIFRS) in their entirety.

The following is a summary of the material accounting policies adopted by the economic entity in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

Basis of Preparation

The accounting policies set out below have been consistently applied to all years presented.

Reporting Basis and Conventions

The financial report has been prepared on an accruals basis and is based on historical costs modified by the revaluation of selected non-current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied.

Accounting Policies

A. Principles of Consolidation

A controlled entity is any entity QRSciences Holdings Limited has the power to control the financial and operating policies of so as to obtain benefits from its activities.

A list of controlled entities is contained in Note 19 to the financial statements. All controlled entities have a June financial year-end.

All inter-company balances and transactions between entities in the economic entity, including any unrealised profits or losses, have been eliminated on consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistencies with those policies applied by the parent entity.

Where controlled entities have entered or left the economic entity during the year, their operating results have been included/excluded from the date control was obtained or until the date control ceased.

Minority equity interests in the equity and results of the entities that are controlled are shown as a separate item in the consolidated financial report.

Notes to and forming part of the Financial Statements
for the year ended 30 June 2007

B. Investments

Associated Companies

Associates are those companies over which the company exercises significant influence. Investments in Associates are accounted for using equity accounting principles, whereby the company's equity accounted share of the Associates' net profit or loss is recognised in the company's Income Statement from the date significant influence commences.

Other Investments

Other investments are brought to account at cost. The carrying amount of investments is reviewed annually by directors to ensure it is not in excess of the recoverable amount of these investments. The recoverable amount is assessed from the shares' market value or the underlying net assets in the particular companies.

Dividends are brought to account in the profit and loss account when received except for dividends from controlled entities which are brought to account when they are proposed by the controlled entity.

C. Income Tax

The charge for current income tax expense is based on the profit for the year adjusted for any non-assessable or disallowed items. It is calculated using the tax rates that have been enacted or are substantially enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the income statement except where it relates to items that may be credited directly to equity, in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the economic entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

D. Property, Plant and Equipment

Each class of plant and equipment is carried at cost or fair value less, where applicable, any accumulated depreciation and impairment losses.

Plant and equipment

Plant and equipment are measured on the cost basis.

Notes to and forming part of the Financial Statements
for the year ended 30 June 2007

The carrying amount of plant and equipment is reviewed annually by Directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows that will be received from the asset's employment and subsequent disposal. The expected net cash flows have been discounted to their present values in determining recoverable amounts.

The cost of fixed assets constructed within the economic entity includes the cost of materials, direct labour, borrowing costs and an appropriate proportion of fixed and variable overheads.

Depreciation

The depreciable amount of all fixed assets including building and capitalised lease assets, but excluding freehold land, is depreciated on a straight-line basis over their useful lives to the economic entity commencing from the time the asset is held ready for use. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

The depreciation rates used for each class of depreciable assets are:

Class of Fixed Asset	*Depreciation Rate*
Plant and equipment	5 - 33%

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These gains and losses are included in the income statement. When revalued assets are sold, amounts included in the revaluation reserve relating to that asset are transferred to retained earnings.

E. Leases

Leases of fixed assets where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership that is transferred to entities in the economic entity, are classified as finance leases.

Finance leases are capitalised by recording an asset and a liability at the lower of the amounts equal to the fair value of the leased property or the present value of the minimum lease payments, including any guaranteed residual values. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Leased assets are depreciated on a straight-line basis over the shorter of their estimated useful lives or the lease term.

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

Lease incentives under operating leases are recognised as a liability and amortised on a straight-line basis over the life of the lease term.

Notes to and forming part of the Financial Statements
for the year ended 30 June 2007

F. Financial Instruments

Recognition

Financial instruments are initially measured at cost on trade date, which includes transaction costs, when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

Financial assets at fair value through profit and loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management and within the requirements of AASB 139: Recognition and Measurement of Financial Instruments. Derivatives are also categorised as held for trading unless they are designated as hedges. Realised and unrealised gains and losses arising from changes in the fair value of these assets are included in the income statement in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method.

Held-to-maturity investments

These investments have fixed maturities, and it is the Group's intention to hold these investments to maturity. Any held-to-maturity investments held by the Group are stated at amortised cost using the effective interest rate method.

Available-for-sale financial assets

Available-for-sale financial assets include any financial assets not included in the above categories. Available-for-sale financial assets are reflected at fair value. Unrealised gains and losses arising from changes in fair value are taken directly to equity.

Financial liabilities

Non-derivative financial liabilities are recognised at amortised cost, comprising original debt less principal payments and amortisation.

Derivative instruments

Derivative instruments are measured at fair value. Gains and losses arising from changes in fair value are taken to the income statement unless they are designated as hedges.

QRSciences Holdings Limited and Controlled Entities designates certain derivatives as either;

i. hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); or

ii. hedges of highly probably forecast transactions (cash flow hedge).

At the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions is documented.

Assessments, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items, are also documented.

(i) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedge asset or liability that are attributable to the hedged risk.

(ii) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is deferred to a hedge reserve in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in the hedge reserve in equity are transferred to the income statement in the periods when the hedged item will affect profit or loss.

Fair value

Fair value is determined based on current bid prices for all quoted investments. Valuation techniques are applied to determine the fair value for all unlisted securities, including recent arm's length transactions, reference to similar instruments and option pricing models.

Impairment

At each reporting date, the Group assess whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen. Impairment losses are recognised in the income statement.

G. Impairment of Assets

At each reporting date, the Group reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset's fair value less costs to sell and value in use, is compared to the asset's carrying value. Any excess of the asset's carrying value over its recoverable amount is expensed to the income statement.

Impairment testing is performed annually for goodwill and intangible assets with indefinite lives.

Where it is not possible to estimate the recoverable amount of an individual asset, the group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

H. Intangibles

Acquired both separately and from a business combination

Intangible assets acquired separately or in a business combination are initially measured at cost. The cost of an intangible acquired in a business combination is its fair value at the date of acquisition.

Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses.

The useful lives of these intangible assets are assessed to be either finite or indefinite.

(i) Intangibles with Finite Lives

Intangible assets with finite lives are amortised over the useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life is reviewed at least at each financial year-end. Changes in the expected useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period or method, as appropriate, which is a change in accounting estimate. The amortisation expense on intangible assets with finite lives is recognised in profit or loss in the expense category consistent with the function of the intangible asset.

(ii) Intangibles with Indefinite Useful Lives

Intangible assets with indefinite useful lives shall not be amortised but will be tested for impairment by comparing its recoverable amount with its carrying amount annually and whenever there is an indication that the intangible assets may be impaired.

Intangible assets, excluding development costs, created within the business are not capitalised and expenditure is charged against profits in the period in which the expenditure is incurred.

Impairment

All intangible assets are tested for impairment where an indicator of impairment exists either individually or at the cash generating unit level. Useful lives are also examined on an annual basis and adjustments, where applicable, are made on a prospective basis.

Research and development costs

Research costs are expensed as incurred. An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development.

Development expenditure incurred on an individual project is carried forward when its future recoverability can reasonably be regarded as assured.

Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses.

Any expenditure carried forward is amortised over the period of expected future economic benefits from the related project.

The carrying value of development costs is reviewed for impairment annually when the asset is not yet in use or more frequently when an indicator of impairment arises during a reporting period indicating that the carrying amount may not be recoverable.

A summary of the policies applied to the Group's intangible assets is as follows:

	Patents, Trademarks & Other Intellectual Property	
	Finite Useful Life	**Indefinite Useful Life**
Amortisation method used	10 years – straight-line	Not amortised
Acquired / internally generated	Acquired	Acquired
Impairment testing / recoverable amount testing	Reviewed annually for indicator of impairment	Tested annually for indicator of impairment

I. Foreign Currency Transactions and Balances

Functional and presentation currency

The functional currency of each of the group's entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars which is the parent entity's functional and presentation currency.

Transaction and balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the income statement, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the income statement.

Group companies

The financial results and position of foreign operations whose functional currency is different from the Group's presentation currency are translated as follows:

- assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;
- income and expenses are translated at average exchange rates for the period; and
- retained earnings are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the Group's foreign currency translation reserve in the balance sheet. These differences are recognised in the income statement in the period in which the operation is disposed.

Notes to and forming part of the Financial Statements
for the year ended 30 June 2007

J. Employee Benefits

Provision is made for the Company's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs. Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

Equity-settled compensation

The Group operates a number of share-based compensation plans. These include both a share option arrangement and an employee share scheme. The bonus element over the exercise price of the employee services rendered in exchange for the grant of shares and options is recognised as an expense in the income statement. The total amount to be expensed over the vesting period is determined by reference to the fair value of the shares or the options granted.

K. Provisions

Provisions are recognised when the group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

L. Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short term highly liquid investments with original maturities of 12 months or less, and bank overdrafts. Bank overdrafts are shown within short term borrowings in current liabilities on the balance sheet.

M. Revenue

Revenue from the sale of goods is recognised upon the delivery of goods to customers.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Dividend revenue is recognised when the right to receive a dividend has been established. Dividends received from associates and joint venture entities are accounted for in accordance with the equity method of accounting.

Revenue from the rendering of a service is recognised upon the delivery of the service to the customers.

All revenue is stated net of the amount of goods and services tax (GST).

N. Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to prepare for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognised in income in the period in which they are incurred.

O. Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the balance sheet are shown inclusive of GST.

Cash flows are presented in the cash flow statement on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

Notes to and forming part of the Financial Statements
for the year ended 30 June 2007

P. Government Grants

Government grants are recognised at fair value where there is reasonable assurance that the grant will be received and all grant conditions will be met. Grants relating to expense items are recognised as income over the periods necessary to match the grant to the costs they are compensating. Grants relating to assets are credited to deferred income at fair value and are credited to income over the expected useful life of the asset on a straight-line basis.

Q. Comparative Figures

When required by Accounting Standards, comparative figures have been adjusted to conform to changes in presentation for the current financial year.

R. Rounding of Amounts

The consolidated entity is an entity to which ASIC Class Order 98/100 applies and, accordingly, amounts in the financial statements and directors' report have been rounded to the nearest thousand dollars.

S. Preparation of report on going concern basis

This financial report has been prepared on a going concern basis, which assumes sufficient funding from capital raising, completion of income generating commercial agreements, restructuring transactions, or, if necessary, reduction in activities or action to realise asset value.

The consolidated entity has incurred a loss during the year of $10.736 million. Its net current assets as at 30 June 2007 has a deficiency of $2.999 million over its current liabilities. However, as announced to the Australian Stock Exchange on 22 August 2007, the Company has successfully completed a non-renounceable rights issue which raised approximately $6.34 million. The proceeds of the rights issue has since been utilised to offset this deficiency with the remaining balance to fund the group's ongoing working capital needs.

The consolidated entity is budgeted to continue to incur operating cash flow deficits and losses for the next twelve months, although significantly less than what was incurred in 2007. As the consolidated entity is still in its early stages of commercialising the QR technology, the Directors continue to monitor and address the capital requirements of the Company on an ongoing basis.

The Directors cannot be certain of the success of any fund raising activities or other transactional initiatives. However, the Directors currently plan to continue the Company's operations on the basis referred to above and believe, together with the existing net assets, such activities will raise sufficient funds for the Company to operate as a going concern for a period of twelve months from the date of this report.

The consolidated entity's financial statements take no account of the consequences, if any, of the effects of unsuccessful product commercialisation, nor of the inability of the Company to obtain adequate funding.

In light of the fact that additional sufficient funding is not yet in place other than completion of the aforementioned rights issue, there is inherent uncertainty regarding the going concern basis, and the Company therefore may be required to realise assets and extinguish liabilities other than in the normal course of business and at amounts different from those stated in the financial report.

Notes to and forming part of the Financial Statements
for the year ended 30 June 2007

Critical Accounting Estimates and Judgments

The Directors evaluate estimates and judgments incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within the Group.

Key Estimates — Impairment

The Group assesses impairment at each reporting date by evaluating conditions specific to the group that may lead to impairment of assets. Where an impairment trigger exists, the recoverable amount of the asset is determined. Value-in-use calculations performed in assessing recoverable amounts incorporate a number of key estimates.

In relation to the Group's Intellectual Property, an independent external consultant was engaged during the year to assess the carrying value in accordance with applicable accounting standards and concluded that there was no impairment as at 30 June 2007.

	Economic Entity		Parent Entity	
	2007 $000	2006 $000	2007 $000	2006 $000
NOTE 2 OPERATING REVENUE				
Operating Activities:				
Interest received	72	143	1,897	1,375
Sale of goods & services	13,660	802	-	-
Grant income	391	1,703	-	-
Other revenue	151	19	26	-
Total Revenue	14,274	2,667	1,923	1,375

NOTE 3 OPERATING PROFIT BEFORE INCOME TAX

Profit from ordinary activities before income tax has been determined after:

(a) Expenses:				
Borrowing costs (interest) paid/due and payable to:				
- other persons	987	-	-	-
Depreciation of property, plant and equipment	303	119	7	12
Amortisation of intangible property	856	324	-	-

Notes to and forming part of the Financial Statements
for the year ended 30 June 2007

NOTE 4 INCOME TAX EXPENSE

	Economic Entity		Parent Entity	
	2007 $000	2006 $000	2007 $000	2006 $000
a. The components of tax expense comprise:				
Current tax	-	-	-	-
Deferred tax	-	-	-	-
	-	-	-	-
b. The prima facie tax benefit on loss from ordinary activities before income tax is reconciled to the income tax as follows:				
Prima facie tax benefit on loss from ordinary activities before income tax at 30% (2006: 30%)	(3,172)	(2,037)	(559)	(451)
Add:				
Tax effect of:				
- Current year revenue losses not recognised	2,552	1,276	291	205
- Prior period adjustment	5,391	-	-	-
- Share based payments	267	352	267	351
- Effect of lower rate of tax on overseas loss	179	190	-	-
- Current year overseas losses not recognised	179	190	-	-
- Other non-allowable items	171	27	122	27
- Other deferred tax balances not recognised	-	2	-	-
- Excess franking offsets converted to revenue losses not recognised	11	-	11	-
- Franking credits	4	-	3	-
	5,582	-	135	132
Less:				
Tax effect of:				
- Other deferred tax balances not recognised	5,571	-	124	132
- Rebateable fully franked dividends	11	-	11	-
Income tax	-	-	-	-

Notes to and forming part of the Financial Statements
for the year ended 30 June 2007

	Economic Entity		Parent Entity	
	2007 $000	2006 $000	2007 $000	2006 $000
The applicable weighted average effective tax rates are as follows:	0%	0%	0%	0%

c. The following deferred tax balances have not been recognised:

	Economic Entity 2007 $000	Economic Entity 2006 $000	Parent Entity 2007 $000	Parent Entity 2006 $000
Deferred Tax Assets:				
At 30%:				
Carry forward revenue losses	8,865	11,874	403	1,041
Carry forward capital losses	170	-	-	-
Capital raising costs	295	238	295	238
Property, plant and equipment	529	591	-	-
Provisions and accruals	168	110	42	48
Other	29	22	28	-
	10,056	12,835	768	1,327
At 15% (United States of America):				
- Overseas losses	381	202	-	-

The tax benefits will only be obtained if:

(a) the company derives future assessable income of a nature and of an amount sufficient to enable the benefits to be utilised;

(b) the company continues to comply with the conditions for deductibility imposed by law; and

(c) no changes in income tax legislation adversely affect the company in utilising the benefits.

	Economic Entity 2007 $000	Economic Entity 2006 $000	Parent Entity 2007 $000	Parent Entity 2006 $000
Deferred Tax Liabilities:				
At 30%:				
Other	39	2	-	-

The above Deferred Tax Liabilities have not been recognised as they have given rise to the carry forward revenue losses for which the Deferred Tax Asset has not been recognised.

The values included in the comparative year have been updated to correctly reflect current and deferred tax balances, including deferred tax balances not recognised. There is no impact to the tax expense for the year.

Notes to and forming part of the Financial Statements
for the year ended 30 June 2007

NOTE 5 EARNINGS PER SHARE

	Economic Entity	
	2007	2006
	$000	$000
Reconciliation of earnings used in the calculation of earnings per share		
Operating profit/(loss) after income tax	(10,736)	(6,790)
Earnings used in the calculation of basic earnings per share	(10,736)	(6,790)

Reconciliation of weighted average numbers of ordinary shares used in the calculation of earnings per share

	Shares	Shares
Weighted average numbers of ordinary shares used in the calculation of the basic earnings per share	42,360,466	296,576,677
Weighted average numbers of options outstanding	3,517,783	-
Weighted average numbers of ordinary shares used in the calculation of dilutive earnings per share	42,360,466	296,576,677

Classification of Securities

The following items have been classified as securities. Potential ordinary shares are included in determination of dilutive EPS: - options outstanding, Conversion, Call, Subscription or Issues after 30 June 2007.

- On 17 August 2007 the Company issued 21,134,373 ordinary shares.
- On 17 August 2007 the Company issued 21,134,373 listed $0.45 options expiring 30 June 2012.
- On 20 August 2007 the Company issued 4,608,500 ordinary shares.
- On 20 August 2007 the Company issued 2,799,589 listed $0.45 options expiring 30 June 2012.
- On 20 August 2007 the Company issued 5,753,072 unlisted $0.30 options expiring 30 June 2007.

There have been no other conversions to, calls of, or subscriptions for ordinary shares; or issues of potential ordinary shares since the reporting date and before the completion of these accounts.

Notes to and forming part of the Financial Statements
for the year ended 30 June 2007

	Economic Entity		Parent Entity	
	2007 $000	2006 $000	2007 $000	2006 $000
NOTE 6 CASH ASSETS				
Cash at bank	669	1,986	232	1,542
	669	1,986	232	1,542
NOTE 7(a) RECEIVABLES				
Current				
Other debtors	3,338	318	-	-
Non Current				
Loan to QRSciences Pty Ltd - secured	-	-	27,516	19,619
	-	-	27,516	19,619
NOTE 7(b) PREPAYMENTS & DEPOSITS				
Prepayments	55	142	-	-
Deposit for investment in QRSciences Security Pty Ltd	-	150	-	150
	55	292	-	150

Notes to and forming part of the Financial Statements
for the year ended 30 June 2007

	Economic Entity		Parent Entity	
	2007 $000	2006 $000	2007 $000	2006 $000
NOTE 8 INTANGIBLE ASSETS - INTELLECTUAL PROPERTY				
(a) Intellectual property (indefinite useful life) at cost	27,184	27,184	-	-
(b) Intellectual property (finite useful life) at cost	7,854	12,962	-	-
Less: accumulated amortisation	(1,180)	(324)	-	-
	6,674	12,638		
Total	33,858	39,822	-	-
(b) Movements during the year				
Opening balance	12,638	-	-	-
Acquisition of patent portfolio from BTG International – at discounted (present value) cost	-	12,962	-	-
Renegotiations with BTG International in relation to a reduction in the costs of the patent portfolio	(5,108)	-	-	-
Amortisation expense	(856)	(324)	-	-
Carrying amount at end of the year	6,674	12,638	-	-

Notes to and forming part of the Financial Statements
for the year ended 30 June 2007

	Economic Entity		Parent Entity	
	2007 $000	2006 $000	2007 $000	2006 $000
NOTE 9(a) OTHER FINANCIAL ASSETS				
Available for Sale Financial Assets				
Shares in a controlled entity (QRSciences Pty Ltd) at cost	-	-	21,972	21,972
Shares in other unlisted entities at cost	-	-	-	-
Shares in a controlled entity (QRSciences Security Pty Ltd)	-	-	4,799	-
Shares in other unlisted entities Freeside Pty Ltd - 19% equity held (principal activity: investment in Old Perth Port) – at cost	417	417	417	417
Chief entity's interest in unlisted business undertakings – at cost (refer Note 20)	110	110	110	110
	527	527	27,298	22,499

Shares in a controlled entity are carried at cost.

The fair value of unlisted available for sale financial assets cannot be reliably measured as variability in the range of reasonable fair value estimates is significant. As a result, all unlisted investments are reflected at cost.

NOTE 9(b) INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	2007 $000	2006 $000	2007 $000	2006 $000
Associated Company – Note 9(c)	2,999	1,813	-	-

Interest is held in the following associated company:

Name	Shares	Principal Activities	Country of incorporation	Ownership Interest		Carrying Amount of Investment	
Unlisted				2007 %	2006 %	2007 $	2006 $
Spectrum San Diego Inc.	Pref.	Developer of x-ray & backscatter technology	USA	27.4	20	2,999	1,813

		Economic Entity	
		2007 **$000**	**2006** **$000**
9(c)	**Movements During the Year in Equity Accounted Investment in Associated Companies**		
	Balance at beginning of the financial year	1,813	-
Add:	New investments during the year	1,348	1,813
	Share of associated company's loss from ordinary activities and extraordinary items after income tax	(162)	-
	Balance at end of the financial year	2,999	1,813
b.	**Equity accounted profits of associates are broken down as follows:**		
	Share of associate's loss before tax	(162)	-
	Share of associate's tax expense	-	-
	Share of associate's loss after tax	(162)	-
c.	**Summarised Presentation of Aggregate Assets and Liabilities**		
	Current Assets	246	-
	Non-current Assets	608	-
	Total Assets	854	-
	Current Liabilities	76	-
	Non-current Liabilities	122	-
	Total Liabilities	198	-
	Net Assets	656	-

Notes to and forming part of the Financial Statements
for the year ended 30 June 2007

	Economic Entity		Parent Entity	
	2007 $000	2006 $000	2007 $000	2006 $000
NOTE 10 PLANT AND EQUIPMENT				
Plant and equipment at cost	2,434	1,819	54	50
Accumulated depreciation	(1,820)	(1,517)	(54)	(34)
Total plant and equipment	614	302	-	16

(a) **Movements in Carrying Amounts**

Movement in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the current financial year:

	Plant and Equipment $
Economic Entity:	
Balance at the beginning of year	302
Additions	615
Cost of plant & equipment written off	(178)
Accumulated depreciation of plant & equipment written off	178
Revaluation increments / (decrements)	-
Depreciation expense	(303)
Capitalised finance costs and depreciation	-
Disposals of assets on sale of subsidiary	-
Carrying amount at the end of year	614

Notes to and forming part of the Financial Statements
for the year ended 30 June 2007

	Plant and Equipment
	$
Parent Entity:	
Balance at the beginning of year	16
Additions	6
Disposals	(15)
Revaluation increments / (decrements)	-
Depreciation expense	(7)
Carrying amount at the end of year	-

	Economic Entity		Parent Entity	
	2007 $000	2006 $000	2007 $000	2006 $000
NOTE 11 PAYABLES				
Trade creditors and accruals	2,740	872	225	130
Other Payables				
(a) Current	645	2,763	-	-
(b) Non Current	5,888	9,532	-	-

(a) The $0.645 million carried on the balance sheet as a current liability relates to discretionary payments required by QRSciences Holdings Limited to maintain its ownership rights over the BTG patent portfolio.

(b) The $5.888 million carried on the balance sheet as a non-current liability relates to discretionary payments required by QRSciences Holdings Limited to maintain its ownership rights over the BTG patent portfolio calculated as a NPV and payable over the next 12 years.

	Economic Entity		Parent Entity	
	2007 $000	**2006 $000**	**2007 $000**	**2006 $000**
NOTE 12 FINANCIAL LIABILITIES				
SHORT TERM				
Convertible loans - secured (a)	4,567	-	4,567	-
Unsecured loans	215	-	-	-
Bank overdrafts – secured (b)	805	-	-	-
Letters of credit	576	-	-	-
Hire purchase liability	-	-	-	-
Lease liability	39	-	-	-
	6,202	-	4,567	-

(a) Secured against the assets of the consolidated entity and all subsidiaries. Note: this financial liability was eliminated subsequent to the reporting date.

(b) Represents a debtor finance facility within QRSciences Security Pty Ltd and secured against the value of the debtor.

LONG TERM				
Secured	-	-	-	-
Bank loans	-	-	-	-
Lease liability	120	-	-	-
Hire purchase liability	-	-	-	-
	120	-	-	-

Notes to and forming part of the Financial Statements
for the year ended 30 June 2007

	Economic Entity		Parent Entity	
	2007 $000	2006 $000	2007 $000	2006 $000
NOTE 13 PROVISIONS				
Current				
Employee entitlements:				
– provision for annual leave	478	248	51	89
other	-	-	-	-
	478	248	51	89
Number of employees at year end	56	35	2	3
NOTE 14 CONTRIBUTED EQUITY				
(a) 50,397,580 (2006: 323,744,665) *Ordinary Shares Fully Paid*	59,324	48,725	59,324	48,725
(b) Nil (2006:23,686,282) Preference B Shares	-	2,139	-	2,139
(c) 2,575,749 (2006: Nil) *Options exercisable at $0.60* on or before 30 June 2008	-	-	-	-
(d) 50,500 (2006: Nil) Options exercisable at $1.00 on or before 30 June 2008	-	-	-	-
(e) 1,020,368 (2006: Nil) Options exercisable at $0.50 on or before 10 May 2012	-	-	-	-
(f) 3,801,547 (2006: Nil) Options exercisable at $0.60 on or before 10 May 2014	-	-	-	-
(g) 3,801,547 (2006: Nil) Options exercisable at $0.81 on or before 10 May 2014	-	-	-	-
	59,324	50,864	59,324	50,864

Notes to and forming part of the Financial Statements
for the year ended 30 June 2007

NOTE 14 CONTRIBUTED EQUITY (continued)

	Economic Entity		Parent Entity	
	2007 $000	2006 $000	2007 $000	2006 $000
(a) Movements during the period				
Ordinary issued and fully paid share capital				
Opening balance at the beginning of the reporting period	48,725	39,161	48,725	39,161
• Issue of 3,300,000 fully paid ordinary shares- July 2005 1/3 vested (Share-Based Payments)	-	100	-	100
• Issue of 700,000 fully paid ordinary shares- August 2005 (Share-Based Payments)	-	80	-	80
• Issue of 2,840,909 fully paid ordinary shares- July 2005	-	250	-	250
• Conversion of preference A shares - January 2006	-	2,469	-	2,469
• Issue of 258,333 fully paid ordinary shares - January 2006 (Share-Based Payments)	-	24	-	24
• Issue of 51,837,500 fully paid ordinary shares - January 2006	-	4,147	-	4,147
• Option expiry – January 2006	-	105	-	105
• Issue of 16,912,500 fully paid ordinary shares - February 2006	-	1,353	-	1,353
• Issue of 4,580,948 fully paid ordinary shares - June 2006 (Share-Based Payments)	-	396	-	396
• Issue of 1,992,032 fully paid ordinary shares - June 2006	-	100	-	100
• Issue of 2,419,355 fully paid ordinary shares - June 2006 (Share-Based Payments)	-	150	-	150
• Vesting of employee Share Plan - July 2006 – (Share Based Payments)	-	943	-	943
• Issue of 2,992,000 fully paid ordinary shares - Share Purchase Plan	1,496	-	1,496	-
• Issue of 4,000,000 fully paid ordinary shares - September 2006	2,000	-	2,000	-

Notes to and forming part of the Financial Statements
for the year ended 30 June 2007

NOTE 14 CONTRIBUTED EQUITY (continued)

	Economic Entity		Parent Entity	
	2007 $000	**2006 $000**	**2007 $000**	**2006 $000**
• Issue of 400,000 fully paid ordinary shares - December 2006	200	-	200	-
• Issue of 507,100 fully paid ordinary shares - December 2006	254	-	254	-
• Conversion of preference B shares – January 2007	2,139	-	2,139	-
• Issue of 27,584 fully paid ordinary shares - January 2006 (Share-Based Payments)	15	-	15	-
• Issue of 383,096 fully paid ordinary shares - January 2007 (Spectrum Investment)	372	-	372	-
• Issue of 452,835 fully paid ordinary shares - January 2007 (BTG Patent Portfolio)	258	-	258	-
• Issue of 350,878 fully paid ordinary shares – February 2007 (BTG Patent Portfolio)	200	-	200	-
• Issue of 4,000,000 fully paid ordinary shares - February 2007	2,000	-	2,000	-
• Issue of 1,500,000 fully paid ordinary shares - February 2007	750	-	750	-
• Issue of 644,397 fully paid ordinary shares - February 2007	322	-	322	-
• Issue of 16,949 fully paid ordinary shares - May 2007 (Share-Based Payments)	10	-	10	-
• Issue of 379,312 fully paid ordinary shares - June 2007 (Spectrum Investment)	368	-	368	-
• Vesting of Employee Share Plan	891	-	891	-
• Transaction costs relating to share issues	(676)	(552)	(676)	(552)
Closing balance at the end of the reporting period 50,397,580	59,324	48,725	59,324	48,7245

NOTE 14 CONTRIBUTED EQUITY (continued)

	Economic Entity		Parent Entity	
	2007 $000	2006 $000	2007 $000	2006 $000
(b) Movements during the period				
Unquoted preference shares pursuant to acquisition of QRSciences Pty Ltd				
Opening balance at the beginning of the reporting period	2,139	4,608	2,139	4,608
• Conversion of preference A shares to ordinary shares - January 2006	-	(2,469)	-	(2,469)
• Conversion of preference B shares to ordinary shares - January 2007	(2,139)	-	(2,139)	-
Closing balance at the end of the reporting period	-	2,139	-	2,139
(c) Movements during the period				
Options to subscribe for ordinary shares exercisable at $0.60 on or before 30 June 2008				
Opening balance at the beginning of the reporting period nil	-	-	-	-
• Issue of 253,550 options expiry June 2008 – issued in January 2007	-	-	-	-
• Issue of 2,000,000 options expiry June 2008 – issued in February 2007	-	-	-	-
• Issue of 322,199 options expiry June 2008 – issued in February 2007	-	-	-	-
Closing balance at the end of the reporting period 2,575,749	-	-	-	-

NOTE 14 CONTRIBUTED EQUITY (continued)

	Economic Entity		Parent Entity	
	2007 $000	2006 $000	2007 $000	2006 $000
(d) Movements during the period				
Options to subscribe for ordinary shares exercisable at $1.00 on or before 30 September 2010				
Opening balance at the beginning of the reporting period nil	-	-	-	-
• Issue of 50,500 options expiry September 2010 – issued in January 2007	-	-	-	-
Closing balance at the end of the reporting period 50,500	-	-	-	-
(e) Movements During the Period				
Options to subscribe for ordinary shares exercisable at $0.50 on or before 10 May 2012				
Opening balance at the beginning of the reporting period nil	-	-	-	-
• Issue of 1,020,368 options expiry May 2012 – issued in May 2007	-	-	-	-
Closing balance at the end of the reporting period 1,020,368	-	-	-	-

NOTE 14 CONTRIBUTED EQUITY (continued)

	Economic Entity		Parent Entity	
	2007 $000	2006 $000	2007 $000	2006 $000
(f) Movements During the Period				
Options to subscribe for ordinary shares exercisable at $0.60 on or before 10 May 2014				
Opening balance at the beginning of the reporting period nil	-	-	-	-
• Issue of 3,801,547 options expiry May 2014 – issued in May 2007	-	-	-	-
Closing balance at the end of the reporting period 3,801,547	-	-	-	-
(g) Movements during the period				
Options to subscribe for ordinary shares exercisable at $0.81 on or before 10 May 2014				
Opening balance at the beginning of the reporting period nil	-	-	-	-
• Issue of 3,801,547 options expiry May 2014 – issued in May 2007	-	-	-	-
Closing balance at the end of the reporting period 3,801,547	-	-	-	-
(h) Movements during the period				
Options to subscribe for ordinary shares exercisable at $0.25 on or before 10 May 2014				
Opening balance at the beginning of the reporting period nil	-	-	-	-
• Issue of 7,500,000 options expiry May 2014 – issued in May 2007	-	-	-	-
Closing balance at the end of the reporting period 7,500,000	-	-	-	-

Notes to and forming part of the Financial Statements
for the year ended 30 June 2007

	Economic Entity		Parent Entity	
	2007 $000	2006 $000	2007 $000	2006 $000
NOTE 15 RETAINED PROFITS (LOSSES)				
Accumulated losses at the beginning of the financial year	(19,219)	(12,429)	(7,256)	(5,751)
Net loss attributable to the members of the parent entity	(10,736)	(6,790)	(1,864)	(1,505)
Accumulated losses at the end of the financial year	(29,255)	(19,219)	(9,120)	(7,256)

NOTE 16 OUTSIDE EQUITY INTEREST

Outside equity interests comprises of:				
Share capital	-	-	-	-
Reserves / retained losses	-	-	-	-

NOTE 17 AUDITOR'S REMUNERATION

	2007 $000	2006 $000
Amounts received or due and receivable by the Auditors of the parent entity for auditing or reviewing the financial report	35,000	10,000
Other services	8,550	4,993
	43,550	14,993
Amounts received or due and receivable by the auditors of the subsidiaries for:		
Auditing or reviewing the financial report	15,000	10,000
	15,000	10,000

Notes to and forming part of the Financial Statements
for the year ended 30 June 2007

NOTE 18 DIRECTOR AND KEY MANAGEMENT PERSONNEL DISCLOSURES

Names and positions held of parent entity Directors and other key management personnel in office at any time during the financial year are:

Parent Entity Directors

Mr K Russeth	Chairman - Executive
Mr N Shanks	Director - Non-Executive
Mr J Paresi	Director - Non-Executive
Mr R Halverson	Director - Non-Executive (Appointed 19 August 2006)
Mr R Schoer	Director - Non-Executive (Appointed 11 September 2006)
Mr S Bedford	Director - Executive (Resigned 2 March 2007)
Mr G Pennefather	Director - Executive (Resigned 14 August 2006)
Dr T Rayner	Director - Executive (Resigned 14 August 2006)

Other Key Management Personnel

Mr R Stokes	Managing Director (QRSciences Security Pty Ltd)
Mr D Bromley	CFO / Company Secretary

There are no other employees who are considered to be key management personnel as defined by AASB 124.

Key Management Personnel Compensation

This information is disclosed in the Remuneration Report contained within the Director's Report.

Shares issued on Exercise of Remuneration Options

There were no shares issued as a result of exercising options granted as remuneration during the financial year

Notes to and forming part of the Financial Statements
for the year ended 30 June 2007

Options and Rights Holdings

2007

Parent Entity Director	Balance 1.07.06	Granted As Remuneration	Options Exercised	Net Change Other [1]	Balance 30.06.07
K Russeth	-	-	-	-	-
N Shanks	-	-	-	-	-
J Paresi	-	-	-	-	-
R Halverson	-	-	-	-	-
R Schoer	-	-	-	-	-
G Pennefather	-	-	-	-	-
S Bedford	-	-	-	-	-
T Rayner	-	-	-	-	-
Other Key Management Personnel					
R Stokes	-	-	-	-	-
D Bromley	-	-	-	-	-

2006

Parent Entity Director	Balance 1.07.05	Granted As Remuneration	Options Exercised	Net Change Other [1]	Balance 30.06.06
K Russeth	3,750,000	-	-	(3,750,000)	-
N Shanks	200,000	-	-	(200,000)	-
J Paresi	-	-	-	-	-
G Pennefather	-	-	-	-	-
S Bedford	-	-	-	-	-
T Rayner	-	-	-	-	-
Other Key Management Personnel					
WR Orr	3,750,000	-	-	(3,750,000)	-
D Bromley	-	-	-	-	-

[1] Net change other refers to options and rights purchased, sold, cancelled, or expired during the financial year.

Notes to and forming part of the Financial Statements
for the year ended 30 June 2007

Shareholdings

2007

Parent Entity Director	Balance 1.07.06	1:10 Reconstruction [4]	Granted As Remuneration	Options Exercised	Net Change Other [1]	Balance 30.06.07
K Russeth	12,962,500	(11,666,250)	137,477	-	132,523	1,566,250
N Shanks	1,200,000	(1,080,000)	-	-	-	120,000
J Paresi	-	-	-	-	-	-
R Halverson	700,000	(630,000)	100,000	-	-	170,000
R Schoer	600,000	(540,000)	100,000		15,000	175,000
G Pennefather	1,750,000	(1,575,000)	-	-	(175,000)	-
S Bedford	2,000,000	(1,799,998)	-	-	-	200,002
T Rayner	1,000,000	(900,000)	-	-	(25,000)	75,000
Other Key Management Personnel						
R Stokes	4,919,901	(4,427,910)	180,000	-	-	671,991
D Bromley	900,000	(809,998)	-	-	-	90,002

2006

Parent Entity Director	Balance 1.07.05	Granted As Remuneration	Options Exercised	Net Change Other [1]	Balance 30.06.06
K Russeth	11,100,000	-	-	1,862,500	12,962,500
G Pennefather	1,600,000	-	-	150,000	1,750,000
S Bedford	1,600,000	-	-	400,000	2,000,000
T Rayner	-	[3] 750,000	-	250,000	1,000,000
N Shanks	1,200,000	-	-	-	1,200,000
J Paresi	-	-	-	-	-
Other Key Management Personnel					
WR Orr	2,500,000	-	-	[2] (2,500,000)	-
D Bromley	700,000	-	-	200,000	900,000

[1] Net change other refers to options and rights purchased, sold, cancelled, or expired during the financial year.

[2] 1,600,000 shares of the net change granted to Mr WR Orr were cancelled via share buy back in September 2005

[3] Vested over three year period as per page 19 of the *Director's Report*.

[4] At a General Meeting of Shareholders on 4 July 2006, approval was obtained for a 1 for 10 consolidation of the Company's issued share capital.

NOTE 19 CONTROLLED ENTITIES

The following were controlled entities at 30 June 2007 and were included in the consolidated financial statements as at that date.

Controlled entities

Name of Entity	Issued Capital / Ordinary Shares	Amount of Investment		Place of Incorporation	Parent Entity's Interest	
		2007	2006		2007	2006
		$000	$000		%	%
QRSciences Pty Ltd	34,458,380	21,972	21,972	Australia	100	100
QRSciences Co.	4,000,000	-	-	USA	100	100
QRSciences Security Pty Ltd	4,798,702	4,799	-	Australia	100	-

All controlled entities were directly controlled by QRSciences Holdings Limited.

Name of Entity	Issued Capital / Ordinary Shares	Contribution to Economic Entity Operating (Loss) / Profit After Income Tax	
		2007	2006
		$	$
QRSciences Pty Ltd	34,458,380	(5,947)	(4,018)
QRSciences Co.	4,000,000	(1,195)	(1,267)
QRSciences Security Pty Ltd	4,798,702	(1,568)	-

	Economic Entity		Parent Entity	
	2007 $000	2006 $000	2007 $000	2006 $000

NOTE 20 CHIEF ENTITY'S INTEREST IN BUSINESS UNDERTAKINGS

Non Current				
Property development at WDV	110	110	110	110

The chief entity has an interest of 1.714% in a property syndicate named the Saville Suites Hotel - Joint Venture formed to develop an All Suites Hotel in East Perth. A substantial proportion of the apartments have been sold.

NOTE 21 CAPITAL AND LEASING COMMITMENTS

(a) Operating Lease Commitments

Lease expenditure contracted for at balance date but not provided for in the accounts, payable:				
Not later than one year	43	65	-	-
Later than one year but not later than five years	141	32	-	-
Later than five years	-	-	-	-
Total	184	97	-	-

(b) Acquisition Commitments

Business acquisitions contracted for at balance date but not provided for in the accounts, payable:				
Not later than one year:				
– Baxall Australia Pty Ltd	-	2,950	-	2,950
– Spectrum San Diego Inc.	-	-	-	-
Cash	-	668	-	-
Equity to be issued at $0.97 per share	-	565	-	-

Notes to and forming part of the Financial Statements
for the year ended 30 June 2007

NOTE 22 ACQUISITION OF BUSINESSES

	2007 $000	2006 $000
During the year, the economic entity acquired the business of Baxall Australia Pty Ltd.		
The purchase price was allocated as follows:		
– Cash consideration paid	4,799	-
Total consideration	4,799	-
Assets and liabilities acquired at acquisition date:		
Receivables	2,903	-
Inventories	3,840	-
Property plant and equipment	181	-
Payables	(2,125)	-
	4,799	-

Notes to and forming part of the Financial Statements
for the year ended 30 June 2007

NOTE 23 Segment Reporting

	QR Technology		CCTV Security Equipment		Economic Entity (Continuing Operations)	
	2007	2006	2007	2006	2007	2006
	$'000s	$'000s	$'000s	$'000s	$'000s	$'000s
Primary Reporting – Business Segments						
REVENUE						
External sales	1,067	802	12,593	-	13,660	802
Other revenue	516	1,865	98	-	614	1,865
Total segment revenue	1,583	2,667	12,691	-	14,274	2,667
RESULT						
Segment result	(9,006)	(6,790)	(1,568)	-	(10,574)	(6,790)
Share of net loss of an associate					(162)	-
Loss before income tax					(10,736)	(6,790)
Income tax expense					-	-
Loss after income tax					**(10,736)**	**(6,790)**
ASSETS						
Segment assets	38,360	45,060	6,704	-	45,064	45,060
Unallocated assets	-	-	-	-	-	-
Total assets	38,360	45,060	6,704	-	**45,064**	**45,060**
LIABILITIES						
Segment liabilities	12,592	13,415	3,481	-	16,073	13,415
Unallocated liabilities	-	-	-	-	-	-
Total liabilities	12,592	13,415	3,481	-	**16,073**	**13,415**
OTHER						
Investments accounted for using the equity method	2,999	1,813	-	-	2,999	1,813
Acquisition of non-current segment assets	109	32	507	-	616	32
Depreciation and amortisation of segment assets	1,040	443	120	-	1,160	443

Notes to and forming part of the Financial Statements
for the year ended 30 June 2007

Geographical Segments

The economic entity operates as an investment development capitalist in the geographical area primarily of Perth, Australia with an office in San Diego, California, USA. At the date of this report, the US office employs 3 personnel and holds minimal assets.

In February 2007, the chief entity completed an acquisition of QRSciences Security Pty Ltd Trading as Baxall Distribution Australia.

	Segment Revenues from External Customers		Carrying Amount of Segment Assets		Acquisitions of Non-current Segment Assets	
	2007 $000	2006 $000	2007 $000	2006 $000	2007 $000	2006 $000
Geographical location:						
Australia	13,660	2,505	41,848	44,979	566	32
USA	-	-	3,216	81	50	-
Unallocated	614	162	-	-	-	-
	14,274	2,667	45,064	45,060	616	32

NOTE 24 CONTINGENT LIABILITIES

There are no material contingent liabilities at balance date or at the date of completion of these financial statements.

NOTE 25 EVENTS SUBSEQUENT TO REPORTING DATE

Since the end of the financial year, the following subsequent events have occurred:

Spectrum Awarded US Government contract for CarScan vehicle screener development

On 20 August 2007 QRSciences advised that Spectrum had been awarded a US$1.6 million contract by the US Government for the development of a next generation ultra low dose X-ray vehicle scanner, capable of detecting car bombs, hidden persons, drugs and other contraband. The new device, branded CarScan, allows vehicles approaching a checkpoint or gate to drive slowly through the inspection system and enable screening without the driver or passengers leaving the vehicle. Phase I of this contract will be a laboratory feasibility study lasting nine months, followed by an optional Phase II that will involve the construction and field testing of a prototype of the technology.

Negotiations with TSA for supply of CastScope

Further to the announcement dated 16 May 2007, QRSciences advised on 20 August 2007 that Spectrum is in the process of finalising a sole source contract with the Transportation Security Administration (TSA) for the supply of its CastScope screening system at US airports. The device has successfully completed pilot programs at airports in Reno, San José, Tampa and Nashville. Spectrum is pleased with its progress with TSA and expects to finalise an order for CastScope shortly.

Notes to and forming part of the Financial Statements
for the year ended 30 June 2007

NOTE 25 EVENTS SUBSEQUENT TO REPORTING DATE (continued)

Order from Beijing Municipal Public Security Department

In July 2007 QRSciences received an order from the Beijing municipal public security department for a T3-03 QR subsystem. This builds on an earlier contract with the China Institute of Atomic Energy (CIAE) associated with the evaluation of screening systems for the Olympics in Beijing in 2008.

GE Deployment of ShoeScanner

GE Security is deploying its ShoeScanner product through the Clear® program, which is part of the Registered Traveller initiative being launched at airports across the US. Clear® is now operating a Registered Traveler program at eleven airports. GE Security licences core IP from QRSciences that is used in the ShoeScanner device and pays a royalty to QRSciences on this product.

Rights Issue

On 22 August 2007, QRSciences announced that it had successfully completed the non-renounceable rights issue conducted in accordance with the prospectus issued on 27 June 2007, raising approximately $6.34 million. 21,134,373 New Shares were allotted on 14 August 2007 at an issue price of $0.30 per share, together with one free attaching option exercisable at $0.45 on or before 30 June 2012. All of the Australian Directors participated in the Company's Rights Issue, along with shareholders and institutional investors from the US and UK. The rights issue proceeds have been applied to the repayment of Convertible Notes issued to Platinum and Vision. Combined with Vision's partial conversion of its note holding, this retires the Convertible Notes in their entirety. Residual funds from the rights issue will strengthen QRSciences' balance sheet and provide general working capital to fund ongoing operations. After completion of the Rights Issue approximately 44% of the Company's ordinary shares are held institutionally and approximately 7.5% are owned by staff and management.

NOTE 26 RELATED PARTY DISCLOSURES

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated.

(i) Other Transactions of Directors and Director Related Entities

There were no other transactions with Directors and Director Related Entities.

(ii) Controlled Entities

Details of interests in controlled entities are set out in Note 19. Loans were made to controlled entities under normal commercial terms and conditions. These loans have been eliminated for consolidation purposes.

The aggregate amounts receivable from a controlled entity, QRSciences Pty Ltd, by the Company at balance date was $27.5 million (2006: $19.62 million).

Notes to and forming part of the Financial Statements
for the year ended 30 June 2007

NOTE 27 NOTES TO THE STATEMENT OF CASHFLOWS

(i) For the purpose of the Statement of Cashflows, cash includes cash on hand and in banks, net of outstanding bank overdrafts. Cash at the end of the financial year as shown in the statement of cashflows is reconciled to the related items in the balance sheet as follows:

	Economic Entity		Parent Entity	
	2007 $000	2006 $000	2007 $000	2006 $000
Cash	509	1,986	232	1,542
Short-term bank deposits	160	-	-	-
Debtor finance facility	(806)	-	-	-
	(137)	1,986	232	1,542

(ii) Reconciliation of Net Cash Provided by Operating

Activities to Operating Profit after Income Tax:

	Economic Entity 2007 $000	Economic Entity 2006 $000	Parent Entity 2007 $000	Parent Entity 2006 $000
Operating Profit/(loss) after income tax	(10,736)	(6,790)	(1,864)	(1,505)
Depreciation & amortisation	1,160	444	7	12
Non-cash expenses	870	81	789	81
Interest income capitalised	-	-	(1,835)	(1,248)
Share based payments to employees	916	1,098	891	1,090
Increase/(Decrease) in creditors	1,919	236	94	51
(Increase)/Decrease in trade debtors	(3,167)	(251)	-	-
(Increase)/Decrease in provisions	178	(4)	(38)	25
(Increase)/Decrease in inventories	(3,004)	-	-	-
Net cash provided by (used in) operating activities	(11,864)	(5,186)	(1,956)	(1,494)

Notes to and forming part of the Financial Statements
for the year ended 30 June 2007

NOTE 28 ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

There are a number of different financial risks to which the economic entity is exposed. The economic entity uses several techniques to reduce the exposure to loss from these financial risks. The major types of risks are interest rate risk and credit risk.

(a) Interest Rate Risk

The economic entity's exposure to interest rate risk and the effective interest rates on material financial assets and liabilities at balance date are:

30 June 2007	Floating Interest rate	Fixed rate 1 year or less	Non Interest Bearing	Total	Weighted Average Effective Interest Rate P.A.
	$'000	$'000	$'000	$'000	%
Assets					
Cash at bank	669	-	-	669	5.5%
Receivables	-	-	3,338	3,338	-
Financial Assets	669	-	3,338	4,007	
Liabilities					
Trade creditors	-	-	2,740	2,740	-
Loans – secured	4,567	-	-	4,567	12%
Bank overdrafts - secured	805	-	-	805	10.1%
Financial Liabilities	5,372	-	2,740	8,112	

30 June 2006	Floating Interest rate	Fixed rate1 year or less	Non Interest Bearing	Total	Weighted Average Effective Interest Rate P.A.
	$'000	$'000	$'000	$'000	%
Assets					
Cash at bank	1,986	-	-	1,986	5%
Receivables	-	-	318	318	-
Financial Assets	1,986		318	2,304	
Liabilities					
Trade creditors	-	-	872	872	-
Loans – secured	-	-	-	-	-
Financial Liabilities	-	-	872	872	

(b) Credit Risk

The maximum exposure to credit risk of recognised financial assets is the carrying amount, net of any provisions for doubtful debts, as disclosed in the notes to the financial statements. The major exposure to credit risk arises from trade and other debtors.

(c) Net Fair Values

The Directors consider that the carrying amount of financial assets and liabilities, which are summarised above, approximate their net fair values

NOTE 29 EMPLOYEE BENEFITS

The Company has established the QRSciences Holdings Limited Employee Share Plan. All employees are entitled to participate in the plan. Under the plan, Company shares were offered to Company Directors and staff members as a reward for ongoing service and as an incentive to continue their high level of service to date.

The Plan is intended to provide Directors and employees of the Company with an opportunity to participate in the Company's future growth and gives them an incentive to contribute to that growth. The Company shares were issued to eligible employees for no consideration but are subject to restriction periods specified in the plan. If a participant leaves the employment of the Company during any period of restriction then under certain circumstances the Company may require the participant to have a proportion of any remaining shares the subject of restriction bought back for a nominal amount.

All full time staff and Directors are eligible to participate in the plan.

Date shares granted	Number of shares granted	Fair Value at Grant date	Aggregate proceeds received	Fair value at issue date: aggregate
		$	$	$
26 November 2004	3,733,332	0.24	-	896,000
21 January 2004	233,333	0.20	-	46,667
1 July 2005	3,300,000	0.091	-	300,300
22 November 2005	250,000	0.096	-	24,000
1 January 2006	258,333	0.091	-	23,508
	7,774,998		-	1,290,475

Notes to and forming part of the Financial Statements
for the year ended 30 June 2007

NOTE 30 CHANGE IN ACCOUNTING POLICY

The following Australian Accounting Standards have been issued or amended and are applicable to the chief and economic entities but are not yet effective. They have not been adopted in preparation of the financial statements at reporting date.

AASB Amendment	Standards Affected	Outline of Amendment	Application Date of Standard	Application Date for Group
AASB 2005–10: Amendments to Australian Accounting Standards	AASB 1: First time adoption of AIFRS AASB 4: Insurance Contracts AASB 101: Presentation of Financial Statements AASB 114: Segment Reporting AASB 117: Leases AASB 133: Earnings per Share AASB 1023: General Insurance Contracts AASB 1038: Life Insurance Contracts AASB 139: Financial Instruments: Recognition and Measurement	The disclosure requirements of AASB 132: Financial Instruments: Disclosure and Presentation have been replaced due to the issuing of AASB 7: Financial Instruments: Disclosures in August 2005. These amendments will involve changes to financial instrument disclosures within the financial report. However, there will be no direct impact on amounts included in the financial report as it is a disclosure standard.	1 Jan 2007	1 July 2007
AASB 7: Financial Instruments: Disclosures	AASB 132: Financial Instruments: Disclosure and Presentation	As above	1 Jan 2007	1 July 2007

NOTE 31 COMPANY DETAILS

The registered office of the Company is:

QRSciences Holdings Limited
8-10 Hamilton Street
Cannington Western Australia 6107

Directors' Declaration

The Directors of the Company declare that:

1. the financial statements and notes, as set out on pages 22 to 66, are in accordance with the Corporations Act 2001 and:

    (a) comply with the Accounting Standards and the Corporations Regulations 2001; and

    (b) give a true and fair view of the financial position as at 30 June 2007 and performance for the year ended on that date, of the Company and the economic entity.

2. the Chief Executive Officer and Chief Financial Officer have each declared that:

    (a) the financial records for the Company for the financial year have been properly maintained in accordance with section 286 of the Corporations Act 2001;

    (b) the financial statements and notes for the financial year comply with the accounting standards; and

    (c) the financial statements and notes for the financial year give a true and fair view.

3. in the Directors' opinions, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.



Kevin L Russeth
DIRECTOR

Dated this 28th day of September 2007

AUDITOR'S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001 TO THE DIRECTORS OF QRSCIENCES HOLDINGS LIMITED AND CONTROLLED ENTITIES

I declare that, to the best of my knowledge and belief, during the financial year ended 30 June 2007, there have been:

(a) no contraventions of the auditor independence requirements as set out in the *Corporations Act 2001* in relation to the audit, and

(b) no contraventions of any applicable code of professional conduct in relation to the audit.

Moore Stephens

SUAN-LEE TAN
PARTNER

MOORE STEPHENS
CHARTERED ACCOUNTANTS

Signed at Perth this 28th day of September 2007.

Moore Stephens ABN 75 368 525 284
Level 3, 12 St Georges Terrace, Perth, Western Australia, 6000
Telephone: +61 8 9225 5355 Facsimile: +61 8 9225 6181
Email: perth@moorestephens.com.au Web: www.moorestephens.com.au

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF QRSCIENCES HOLDINGS LIMITED

Report on the financial report

We have audited the accompanying financial report of QRSciences Holdings Limited (the company) and QRSciences Holdings Limited and Controlled Entities (the consolidated entity), which comprises the balance sheet as at 30 June 2007, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies and other explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year.

As permitted by the Corporations Regulations 2001, the company has disclosed information about the remuneration of directors and executives (remuneration disclosures), required by Accounting Standard AASB 124: Related Party Disclosures, under the heading 'Remuneration Report' in pages 15 to 18 of the Directors' Report and not in the Financial Report.

Directors' responsibility for the financial report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101: 'Presentation of Financial Statements', that compliance with the Australian equivalents to International Financial Reporting Standards (IFRS) ensures that the financial report, comprising the financial statements and notes, complies with IFRS. The directors also are responsible for preparation and presentation of the remuneration disclosures contained in the directors' report in accordance with the Corporations Regulations 2001.

Auditor's responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement and that the remuneration disclosures in the directors' report comply with Accounting Standard AASB 124.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report and the remuneration disclosures in the directors' report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Moore Stephens ABN 75 368 525 284
Level 3, 12 St Georges Terrace, Perth, Western Australia, 6000
Telephone: +61 8 9225 5355 Facsimile: +61 8 9225 6181
Email: perth@moorestephens.com.au Web: www.moorestephens.com.au

Partners
Paul Rengel
Syd Jenkins
Neil Pace

Ray Simpson
Suan-Lee Tan
Ennio Tavani
Dino Travaglini

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001. We confirm that the independence declaration required by the *Corporations Act 2001*, provided to the directors of QRSciences Holdings Limited on 28 September 2007 would be in the same terms if provided to the directors as at the date of this auditor's report.

Auditor's opinion

In our opinion:

a. the financial report of QRSciences Holdings Limited and International Equities Corporation Limited and Controlled Entities is in accordance with the Corporations Act 2001, including:
   (i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2007 and of their performance for the year ended on that date; and
   (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001.
b. The financial report also complies with International Financial Reporting Standards as disclosed in Note 1.
c. the remuneration disclosures that are contained in pages 15 to 18 of the directors' report comply with Accounting Standard AASB 124.

Material Uncertainty Regarding Continuation as a Going Concern

Without qualifying our opinion, we draw attention to Note 1(s) in the financial report which indicates that the consolidated entity has incurred a loss during the year of $10.736 million. Its working capital as at 30 June 2007 is a deficiency of $2.999 million. The consolidated entity is budgeted to continue to incur operating cash flow deficits and losses for the next twelve months. The consolidated entity is in its early stages of commercialising its QR Technology and the Directors are currently addressing the future capital raising requirements of the Company and its strategic direction to deliver growth in subscribers and operating efficiencies.

As a result of the matters described at Note 1(s) to the financial report, the consolidated entity's ability to continue as a going concern is dependent upon the consolidated entity being able to raise sufficient funding and/or achieve cost savings. Should the consolidated entity be unable to continue as a going concern, it may be required to realise its assets and extinguish its liabilities other than in the normal course of business and at the amounts other than as stated in the financial report.

MOORE STEPHENS

SUAN-LEE TAN
PARTNER

MOORE STEPHENS
CHARTERED ACCOUNTANTS

Signed at Perth this 28th day of September 2007.

Shareholder Details as at 18 September 2007

The following additional information is required by the Australian Stock Exchange Ltd in respect of listed public companies only:

1. Shareholding

Distribution of Shareholders in Each Class of Equity Securities

As at 31 August 2007

Number of Shares	Number of Shareholders Ordinary
1 - 1,000	961
1,001 - 5,000	1,181
5,001 - 10,000	408
10,001 - 100,000	626
100,001and over	82

Unmarketable Parcels

There are 1,279 holders of unmarketable parcels comprising a total of 987,298 ordinary shares.

Substantial Shareholders

There is 1 substantial shareholder listed on the holding companies register as at 18 September 2007.

Voting rights:

Ordinary shares - each ordinary share is entitled to one vote when a poll is called, otherwise each member present at a meeting or by proxy has one vote on a show of hands.

Shareholder Details as at 18 September 2007

1. 20 Largest Shareholders – Ordinary shares

The 20 largest holders of the Company's ordinary shares hold 49.15% of the Company's ordinary shares.

As at 26 September 2007, the 20 largest holders of the Company's ordinary shares are:

	Shareholder	Number of Ordinary Fully Paid Shares Held	Percentage Held in Issued Ordinary Capital
1	VISION OPPORTUNITY MASTER FUND LTD	16,963,111	22.28%
2	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	4,030,345	5.29%
3	CITICORP NOMINEES PTY LIMITED	2,683,878	3.52%
4	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED-GSI ECSA	2,326,588	3.06%
5	LITTLE WING LP	1,674,282	2.20%
6	HSBC BANK AUSTRALIA LIMITED	1,666,667	2.19%
7	BTG INTERNATIONAL LTD	1,180,878	1.55%
8	SPECTRUM SAN DIEGO INC	1,145,504	1.50%
9	MR CHRISTOPHER COLIN FRYAR MR ADON JOHN NARDELLI C FRYAR & A NARDELLI SF AC	900,000	1.18%
10	MR KEVIN LEE RUSSETH	895,001	1.18%
11	KYLE PARADE PTY LTD THE PLAYER S/F A/C	714,206	0.94%
12	AUSTRALIAN GYPSUM INDUSTRIES PTY LTD	710,000	0.93%
13	MR CALVIN G HORI IRA A/C	702,763	0.92%
14	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED-GSCO ECSA	664,628	0.87%
15	RDML HOLDINGS PTY LTD	532,491	0.70%
16	ANDOVER NOMINEES PTY LTD PHILLIP & STEPHENSON S/F A/C	509,199	0.67%
17	KEENFERN PTY LTD	439,100	0.58%
18	UBS WEALTH MANAGEMENT AUSTRALIA NOMINEES PTY LTD	418,408	0.55%
19	QRSCIENCES HOLDINGS LTD EMPLOYEE INCENTIVE PLAN A/C	414,000	0.54%
20	ANZ NOMINEES LIMITED CASH INCOME A/C	409,170	0.54%
	Total	38,980,219	51.19%

2. 20 Largest Option Holders – 45 cent options

The 20 largest holders of the Company's 45 cent options hold 91.99% of the Company's quoted options.

As at 26 September 2007, the 20 largest holders of the Company's 45 cent options are:

	Shareholder	Number of 45 cent Options Held	Percentage Held in Issued Ordinary Capital
1	VISION OPPORTUNITY MASTER FUND LTD	15,154,200	63.32%
2	LITTLE WING LP	1,674,282	7.00%
3	HSBC BANK AUSTRALIA LIMITED	1,666,667	6.96%
4	MR PETER KIKIS DELAWARE CHARTER FBO S/F A/C	772,206	3.23%
5	MR PETER T KIKIS	583,010	2.44%
6	MR THOMAS KIKIS	583,010	2.44%
7	TRADEWINDS FUND LTD	278,234	1.16%
8	MRS JANE YUET KIU OR POON	200,810	0.84%
9	MR CALVIN G HORI IRA A/C	195,663	0.82%
10	MR KEVIN RUSSETH	166,667	0.70%
11	UBS WEALTH MANAGEMENT AUSTRALIA NOMINEES PTY LTD	165,333	0.69%
12	MR JAN ULEHLA ULEHLA SUPER FUND A/C	100,000	0.42%
13	MR JAN ULEHLA	69,000	0.29%
14	MR JOHN EDWARD SHARP	67,200	0.28%
15	MR HENRY MICHAEL NOONAN NOONAN SUPER FUND A/C	66,046	0.28%
16	MRS CHERYL MARGUERITE LOVE	62,232	0.26%
17	MR HEATH BERNARD MCCARTNEY MCCARTNEY INVESTMENT A/C	60,540	0.25%
18	MR RICHARD JORDAN MS ROSLYN JOY HEMSLEY RJ & RH SUPER FUND ACCOUNT	60,000	0.25%
19	GIGGLESWICK PTY LIMITED	43,200	0.18%
20	TKR TRADING PTY LTD	42,420	0.18%
	Total	22,010,720	91.99%

Shareholder Details as at 18 September 2007

3. The name of the Company Secretary is:

Mr Darren Michael Bromley

4. The address of the principal registered office in Australia is:

8-10 Hamilton Street

Cannington WA 6107

Telephone +61 8 9358 5011

5. Registers of securities are held at the following address:

ComputerShare Investor Services Pty Limited

Level 2, 45 St George's Terrace

Perth WA 6000

6. Stock Exchange Listing

Quotation has been granted for all fully paid ordinary shares and 45 cent options of the Company on all Member Exchanges of the Australian Stock Exchange.

7. Restricted Securities

There are no restricted securities subject to escrow.

8. Unquoted Securities

The following are unquoted securities in the Company.

		No. Holders
5,753,072	$0.30 Unlisted Options to acquire fully paid ordinary shares exp 31/12/2007	7
2,575,749	$0.60 Unlisted Options to acquire fully paid ordinary shares exp 30/06/2008	5
50,500	$1.00 Unlisted Options to acquire fully paid ordinary shares exp 30/09/2010	5
1,020,368	$0.50 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2012	5
3,801,547	$0.587 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014	2
3,801,547	$0.797 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014	2
*7,500,000	*$0.237 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014	2

* Not vested: the $0.237 options only vest under conditions which are described in the Notice of Meeting announced to the ASX on April 4, 2007.

9. Admission Statement

The Company has used the cash and assets in a form readily convertible to cash, that it had available at the time of admission, in a way that is consistent with its business objectives.

QRSciences
Holdings Limited

ASX AND MEDIA RELEASE

31 October 2007

Security Business Maintaining Strong Growth Momentum

QRSciences (ASX:QRS) (QRSNY:PK) confirms that its wholly-owned distribution business, QRSciences Security (formerly Baxall Australia) has carried strong growth momentum into FY08. This momentum is one of the key contributory factors to QRSciences' anticipated overall revenue growth in FY08, which incorporates the following significant recent developments for QRSciences Security:

- The award of several orders for video camera products for key security surveillance projects throughout Australia, following the recently-concluded supplier arrangement with Verint IP Video products. Contracts secured include a major Australian airport with in excess of 700 cameras, Mildura Airport, Forest Hill Chase shopping centre in Melbourne, Foster's Group and several other significant commercial and industrial sites throughout Australia. These projects are in the process of being supplied and represent over $4M of revenue. In addition, the second quarter of FY08 sees the local launch of the Verint mDVR, a European-manufactured mobile digital recorder designed specifically for the transport market. This product is the world leader in bus and train video surveillance and recording and is expected to gain swift acceptance in the Australian market.

- QRSciences Security also expects to secure a contract to supply 8,000 video cameras and associated IP Video products to a major Australian corporation in the transportation space. Associated revenue is expected to amount to $3-5M over a 3-year period, commencing the second half of FY08.

- The launch of the QVS brand of CCTV products, which is being manufactured exclusively for QRSciences. This brand has rapidly established itself as a significant product group within the QRSciences Security business. A number of major international contracts using QVS branded products have been secured. These include a major hotel development in the Maldives and a high profile commercial development in Bangkok, with combined related revenue exceeding $0.25M. A number of other opportunities for the QVS range of products, in the UAE, Singapore and Indonesia, are currently being pursued.

- QRSciences Security has recently been selected by a major retail property management group for the security CCTV upgrade of over thirty of its shopping centre locations around Australia. Due for completion before December 2007, this project is expected to contribute revenue of between $0.5M and $0.75M in FY08. QRSciences Security provides camera products to a wide range of retail-related customers that includes Stockland, Westfield, GPT, Woolworths, Big W, Liquorland and Dan Murphy's.

- In a major coup that will see significant changes in the local CCTV product wholesale distribution market, QRSciences Security has been awarded distribution rights for Pelco products in Australia and New Zealand effective from 1 October 2007. Pelco is the world's leading manufacturer of CCTV products, with the widest selection of security surveillance systems and solutions manufactured under one roof. Inclusion of the extensive Pelco range gives QRSciences Security access to a significantly wider segment of the rapidly growing Australian security products market, which is currently estimated to exceed $240M per annum. It is anticipated that Pelco range will add approximately $5M of revenue in the first 12 months of operation.
- The addition of Samsung Security products to the business' portfolio of CCTV products. The Samsung Security brand is one of the market leaders in CCTV in Australia and joins network video market leader Verint and leading manufacturer Pelco to give QRSciences Security arguably the strongest suite of CCTV products available from a single distributor in the Australian security market today. The Samsung Security range is anticipated to contribute in excess of $3M of revenue in the second half of FY08.

"We remain very pleased with the progress of the QRSciences Security business," said QRSciences' Chief Executive Officer, Mr. Kevin Russeth. "In the past 12 months the business has grown significantly, with current like-for-like revenue growth in excess of 90%, the business had a positive EBIT result for the first quarter of the year and sales for October are up significantly on last years numbers. We expect the business to deliver a very strong result for the 6 months to December 31, 2007. The business has grown stronger through the establishment of long term strategic a partnership with the world's leading security manufacturers." he concluded.

About QRSciences

QRSciences Holdings Limited is based in Perth, Western Australia with offices in San Diego, California. Its wholly owned distribution subsidiary, QRSciences Security, is based in Port Melbourne, Victoria.

The commercial focus of the company and its associates is the design, development and sale of advanced technology systems and sub-systems for security related applications including the detection of explosives, weapons and narcotics. Core technologies include quadrupole resonance, advanced metal detection and imaging, X-ray technology and high resolution surveillance and monitoring systems.

For more information visit www.QRSciences.com or phone +61 8 9358 5011 in Australia and +1 (858) 613 8755 in the US.

QRSciences
Holdings Limited

31 October 2007

Company Announcement Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW

QRSCIENCES HOLDINGS LIMITED (ASX: QRS)
APPENDIX 4C – QUARTERLY REPORT

Dear Sir / Madam

The Company is pleased to provide a Quarterly Report (Appendix 4C) for the period to 30 September 2007.

Please note that on 19 October 2007, the Company announced the allotment of 9,104,137 New Shares at an issue price of $0.30 each with free attaching New Options, exercisable at $0.45 on or before 30 June 2012, raising approximately $2.73M.

Yours faithfully

Darren Bromley

CFO / Company Secretary
QRSciences Holdings Limited

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

QRSciences Holdings Limited

ABN	Quarter ended ("current quarter")
27 009 259 876	30 September 2007

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from customers		4,226	4,226
1.2	Payments for	(a) staff costs	(1,474)	(1,474)
		(b) advertising and marketing	(8)	(8)
		(c) research and development	(393)	(393)
		(d) leased assets	(38)	(38)
		(e) other working capital	(4,869)	(4,869)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		15	15
1.5	Interest and other costs of finance paid		(41)	(41)
1.6	Income taxes paid		-	-
1.7	Other - Grant Income		-	-
	Net operating cash flows		(2,582)	(2,582)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (3 months) $A'000
1.8	Net operating cash flows (carried forward)	(2,582)	(2,582)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) Intellectual property	-	-
	(d) Physical non-current assets	(4)	(4)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	(121)	-
1.12	Loans repaid by other entities	-	-
1.13	Other – Dividends received	-	-
	Net investing cash flows	(125)	(125)
1.14	**Total operating and investing cash flows**	(2,707)	(2,707)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	7,417	7,417
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	223	223
1.18	Repayment of borrowings	(3,813)	(3,813)
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	(910)	(910)
	Net financing cash flows	2,917	2,917
	Net increase (decrease) in cash held	210	210
1.21	Cash at beginning of quarter/year to date	(137)	(137)
1.22	other adjustments		
1.23	**Cash at end of quarter**	73	73

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	Nil
1.25	Aggregate amount of loans to the parties included in item 1.11	121

1.26 Explanation necessary for an understanding of the transactions

Spectrum has issued a Secured Convertible Note to QRSciences in the amount of US$100,000.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	2,000	1,149
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	1,062	508
4.2	Deposits at call	160	160
4.3	Bank overdraft	(1,149)	(805)
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	73	(137)

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: Date: 31/10/07
(Company Secretary)

Print name: Darren Bromley

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards**. ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

QRSciences

Holdings Limited

ASX AND MEDIA RELEASE

1 November 2007

Trading Update – Strong Growth Continues Into FY08

- **Security products business off to fast start**
- **QRSciences affiliate Spectrum receive US Government order**
- **Spectrum Car Scan product funded by US Government**
- **Major supplier alliances firm up**
- **Announce additional orders from China**
- **Rights issue raises over $9m strengthening financial position**

QRSciences (ASX:QRS) (QRSNY:PK) is pleased to provide a trading update to accompany its Quarterly Report (Appendix C) for the period to 30 September 2007.

The Company has had an encouraging start to FY08, with its security products business, QRSciences Security, maintaining the very strong momentum evident in FY07 and supplementing the revenue being generated from proprietary technologies in the fields of explosive, narcotic and weapon detection.

In addition, Spectrum San Diego, Inc. (Spectrum), in which QRSciences holds a 27.4% interest, has announced the receipt of a breakthrough order for its Cast*Scope* screening system. It is QRSciences' expectation that this contract will underwrite Spectrum's move into profitability in 2008. Spectrum is not consolidated into QRSciences' accounts.

QRSciences continues to expect to report a significantly improved operating result in FY08. Following restructuring costs incurred in respect of the proprietary technology operations in Australia, the Company anticipates that it will continue moving closer to breakeven.

Since the conclusion of FY07, QRSciences has successfully completed a non-renounceable rights issue which, in total, has raised in excess of $9M. This has enabled the retirement of all outstanding Convertible Notes and has left the Company in a sound net cash position from which to fund future working capital requirements.

Highlights for the Quarter Ended 30 September 2007

- In August 2007 QRSciences successfully completed the non-renounceable rights issue conducted in accordance with the prospectus issued on 27 June 2007. This resulted in the raising of approximately $6.34M and the allotment of 21,134,373 New Shares at an issue price of $0.30 each, along with 21,134,373 free attaching New Options exercisable at $0.45 on or before 30 June 2012. Proceeds were applied to the retirement of all outstanding Convertible Notes on issue. Subsequent to the quarter's end, on 19 October 2007, QRSciences allotted a further 9,104,137 New Shares at an issue price $0.30 each, plus associated free attaching New Options, representing the rights issue shortfall and raising a further $2.73M.

- In August 2007 QRSciences provided an update on its 27.4%-owned associate, Spectrum, a pioneer in the development of low dose X-ray and backscatter technology. Spectrum has been awarded a US$1.6M contract for the development of Car*Scan*, a next generation ultra low dose X-ray vehicle scanner, capable of detecting car bombs, hidden persons, drugs and other contraband.
- During the quarter, Spectrum progressed negotiations for a sole source contract with the Transportation Security Administration (TSA) for the supply of its Cast*Scope* screening system at US airports. Subsequent to the quarter's end, on 3 October 2007, QRSciences announced the receipt by Spectrum of an Indefinite Delivery Indefinite Quantity (IDIQ) order from the TSA. The IDIQ contract has a total value of US$37.2M upon exercise of all options, including maintenance, service and training support. Delivery orders will be executed over a period of two years with first delivery scheduled for the first quarter of calendar 2008. The service and maintenance component of the contract will extend over a five year period. The award of this contract follows the successful completion of operational pilots at the Reno, San José, Tampa and Nashville airports earlier in the year.
- During the quarter QRSciences received orders for two T3-03 baggage and package screening systems from the China Institute of Atomic Energy (CIAE). The systems will be delivered early in the third quarter. These are follow on orders from the agreement between QRSciences and CIAE, and the subsequent technology testing which the parties jointly completed in 2005. The end customer is the Beijing Municipal Security Agency.
- As reported on 31 October 2007, QRSciences Security has carried strong growth momentum into FY08, derived from the combination of:
    - The award of several orders for video camera products for key security surveillance projects throughout Australia, following the recently-concluded supplier arrangement with Verint IP Video products.
    - A recently secured contract to supply 8,000 video cameras to a project awarded by a major Australian corporation.
    - The launch of the QVS brand of CCTV products, which is being manufactured exclusively for QRSciences. This brand has rapidly established itself as a significant product group within the QRSciences Security business and a number of major international contracts using QVS branded products have been secured.
    - QRSciences Security's recent selection by a major retail property management group for the security CCTV upgrade of over thirty of its shopping centre locations around Australia.
    - The award of distribution rights for Pelco products in Australia and New Zealand effective from 1 October 2007. Pelco is the world's leading manufacturer of CCTV products, with the widest selection of security surveillance systems and solutions manufactured under one roof.
    - The addition of Samsung Security products to the business' portfolio of CCTV products. The Samsung Security brand is one of the market leaders in CCTV in Australia.

About QRSciences

QRSciences Holdings Limited is based in Perth, Western Australia with offices in San Diego, California. Its wholly owned distribution business is based in Port Melbourne, Australia. The primary commercial focus of the company is the design, development and selling of advanced technology systems, sub-systems, components and software for security related applications. Related applications for its technologies include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring. Applications outside of the security field include chemical manufacturing quality control and assurance, mineral and material assay, and lab instrumentation.

For more information on the Company please visit www.QRSciences.com or phone +61 8 9358 5011 in Australia or +1 (858) 613 8755 in the United States.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: QRSciences Holdings Limited
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Kevin Russeth
Date of last notice	15 October 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Holding Company with relevant interest
Date of change	12, 17 & 18 October 2007
No. of securities held prior to change	Indirect - 258,750 Fully paid Ordinary shares. Direct - 1,791,586 Fully paid Ordinary shares. Direct – 166,667 $0.45 Options exp. 30/06/2012
Class	Fully Paid Ordinary
Number acquired	65,000 Ordinary shares average $0.315 25,000 Ordinary Shares average $$0.2752 10,000 Ordinary Shares average $$0.27
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Direct $30,249.26
No. of securities held after change	Indirect - 258,750 Fully paid Ordinary shares. Direct - 1,891,586 Fully paid Ordinary shares. Direct – 166,667 $0.45 Options exp. 30/06/2012

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market Trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: QRSciences Holdings Limited
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Kevin Russeth
Date of last notice	17 September 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Holding Company with relevant interest
Date of change	5 & 9 October 2007
No. of securities held prior to change	Indirect - 258,750 Fully paid Ordinary shares. Direct - 1,691,586 Fully paid Ordinary shares. Direct - 166,667 $0.45 Options exp. 30/06/2012
Class	Fully Paid Ordinary
Number acquired	50,000 Ordinary shares average $0.367899 50,000 Ordinary Shares average $$0.36
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Direct $36,394.95
No. of securities held after change	Indirect - 258,750 Fully paid Ordinary shares. Direct - 1,791,586 Fully paid Ordinary shares. Direct - 166,667 $0.45 Options exp. 30/06/2012

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market Trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: QRSciences Holdings Limited
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Norman Shanks
Date of last notice	12 September 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct & Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	As Shown
Date of change	4 October 2007
No. of securities held prior to change Direct QRSciences Technologies Pty Ltd ATF QRSciences Holdings Ltd Employee Incentive Plan	 120,000 Ordinary Shares. 91,497 Ordinary Shares
Class	Fully Paid Ordinary Shares
Number acquired	10,000 Ordinary shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,600

+ See chapter 19 for defined terms.

No. of securities held after change Direct QRSciences Technologies Pty Ltd ATF QRSciences Holdings Ltd Employee Incentive Plan	 120,000 Ordinary Shares. 101,497 Ordinary Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market Trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: QRSciences Holdings Limited
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Robert George Halverson
Date of last notice	12 September 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	As shown
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	As Shown
Date of change	4 October 2007
No. of securities held prior to change	
Direct	112,000 Ordinary Shares. 42,000 $0.45 Options exp. 30/06/2012
QRSciences Technologies Pty Ltd ATF QRSciences Holdings Ltd Deferred Share Purchase Plan	168,131 Ordinary Share
Class	Fully Paid Ordinary Shares
Number acquired	10,000 Ordinary shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,600

+ See chapter 19 for defined terms.

No. of securities held after change Direct QRSciences Technologies Pty Ltd ATF QRSciences Holdings Ltd Employee Incentive Plan	 112,000 Ordinary Shares. 42,000 $0.45 Options exp. 30/06/2012 178,131 Ordinary Share
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market Trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: QRSciences Holdings Limited
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Raymond J Schoer
Date of last notice	12 September 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	As shown
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	As Shown
Date of change	4 October 2007
No. of securities held prior to change	
Direct	160,000 Ordinary Shares. 85,000 $0.45 Options exp. 30/06/2012
QRSciences Technologies Pty Ltd ATF QRSciences Holdings Ltd Deferred Share Purchase Plan	154,372 Ordinary Shares
Class	Fully Paid Ordinary Shares
Number acquired	10,000 Ordinary shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,600.00

+ See chapter 19 for defined terms.

No. of securities held after change Direct QRSciences Technologies Pty Ltd ATF QRSciences Holdings Ltd Employee Incentive Plan	 160,000 Ordinary Shares. 85,000 $0.45 Options exp. 30/06/2012 164,372 Ordinary Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market Trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

QRSciences
Holdings Limited

19 October 2007

Company Announcement Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW 2000

Dear Sir / Madam

Rights Issue Fully Subscribed

QRSciences Holdings Limited ("**QRS**") is pleased to advise that it has allotted all remaining shortfall shares pursuant to its rights issue prospectus dated 27 June 2007 resulting in the issue of 9,104,137 New Shares at an issue price of $0.30 each, raising approximately $2.73M. In addition, 9,104,137 free attaching New Options, exercisable at $0.45 on or before 30 June 2012, have been issued.

The allotment of shares via shortfall as per to Listing Rule 7.2 Exception 3 relates to the pro-rata Non-renounceable Rights Issue pursuant to the prospectus lodged on 27 June 2007.

The total funds raised under the Rights Issue is $9,071,552.60. The proceeds of the Rights Issue have retired the outstanding Convertible Notes held by Vision Opportunity Master Fund, Ltd. (Vision) and Platinum Partners Value Arbitrage Fund LP. The subsequent allotment of the shortfall will be applied to general working capital purposes and importantly leaves the Company debt free other than a modest receivables facility being utilised for its rapidly growing QR Security business.

Enclosed is the relevant Appendix 3B pursuant to completion of the Rights Issue.

Yours faithfully

Darren Bromley
CFO / Company Secretary
QRSciences Holdings Limited

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

QRSciences Holdings Limited

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares $0.45 Listed Options to acquire fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	9,104,137 Ordinary shares 9,104,137 $0.45 Listed Options to acquire fully paid ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares issued on terms as detailed in the Company's constitution. $0.45 Listed Options to acquire fully paid ordinary shares expiry 30 June 2012

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, the Ordinary shares to be issued will rank equally with the existing Ordinary shares. The $0.45 Listed Options will rank equally with the existing Options. Ordinary shares issued as a result of exercise of the Listed Options will rank equally with the existing ordinary Shares.
5	Issue price or consideration	9,104,137 Ordinary shares at $0.30 9,104,137 $0.45 Listed Options to acquire fully paid ordinary shares for nil consideration
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The funds raised will be used for working capital.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	19 October 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
85,244,590**	Fully paid ordinary shares
33,038,099	$0.45 Listed Options to acquire fully paid ordinary shares
*(** 85,000 subject to voluntary restriction of ESP)*	

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5,753,072	$0.30 Unlisted Options to acquire fully paid ordinary shares exp 31/12/2007
		2,575,749	$0.60 Unlisted Options to acquire fully paid ordinary shares exp 30/06/2008
		50,500	$1.00 Unlisted Options to acquire fully paid ordinary shares exp 30/09/2010
		1,020,368	$0.50 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2012
		3,801,547	$0.587 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
		3,801,547	$0.797 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
		*7,500,000	*$0.237 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
			* Not vested: the $0.237 options only vest under conditions which are described in the Notice of Meeting announced to the ASX on April 4, 2007.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The directors of the Company are unable to state when or if dividends will be paid in the future, as the payment of dividends will depend on the Company's profitability, financial position and cash requirements.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not Applicable
33	+Despatch date	19 October 2007

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 19 October 2007

Print name: Darren Bromley

+ See chapter 19 for defined terms.

QRSciences

Notice of Annual General Meeting and Explanatory Statement

**Annual General Meeting to be held at
The Royce Hotel 379 St Kilda Road, Melbourne, Victoria 3004
on Wednesday, 28 November 2007 commencing at 10.00am (EST)**

**QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876**

This Notice of Annual General Meeting and Explanatory Statement should be read in its entirety. If shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser without delay.

Corporate Directory

Directors	Kevin Russeth (Chairman, Director, CEO) Norman Shanks (Non-Executive Director) Joseph Paresi (Non-Executive Director) Bob Halverson (Non-Executive Director) Ray Schoer (Non-Executive Director)
Secretary	Darren Bromley
Registered Office	8-10 Hamilton Street Cannington WA 6107 Telephone: (08) 9358 5011 Facsimile: (08) 9358 5022 Email: enquiries@qrsciences.com Website: www.qrsciences.com
Auditor	Moore Stephens Chartered Accountants Level 3, 12 St Georges Terrace Perth WA 6000
Lawyers	Pullinger Readhead Lucas Commercial Lawyers Level 2, Fortescue House 50 Kings Park Road West Perth WA 6005
Share Registry	Computershare Investor Services Pty Limited Level 2, Reserve Bank Building 45 St Georges Terrace Perth WA 6000 Telephone: 1300 557 010 Facsimile: (08) 9323 2033
ASX Codes	QRS (Shares) QRSOA (Options)

Notice of Annual General Meeting

The 2007 Annual General Meeting of QRSciences Holdings Limited will be held at The Royce Hotel, 379 St Kilda Road, Melbourne, Victoria 3004 on Wednesday, 28 November 2007 commencing at 10.00 am (EST).

Ordinary Business

1 Financial Statements and Reports

Period 1 July 2006 to 30 June 2007

To receive and consider the Annual Financial Report, together with the Directors' and Auditor's Reports for the year ending 30 June 2007.

2 Adoption of Remuneration Report

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

> That, for all purposes, Shareholders adopt the Remuneration Report set out in the Directors' Report for the year ending 30 June 2007.

Please note that the vote on this resolution is advisory only, and does not bind the Directors or the Company.

3 Election of Director – Mr Norman Shanks

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

> That, for all purposes, Mr Norman Shanks, who retires and offers himself for re-election, is re-elected as a Director.

Special Business

4 Ratification of Previous Share Issue

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

> That, for all purposes, Shareholders approve and ratify the allotment and issue of 16,949 Shares, to the party, for the purposes and on the terms set out in the Explanatory Statement.

5 Ratification of Previous Options Issues

To consider and, if thought fit, pass the following resolutions as separate and independent ordinary resolutions:

That, for all purposes, Shareholders approve and ratify the allotment and issue of:

(a) 1,020,368 Options to various sophisticated investors;

(b) 2,799,589 Options to Vision Opportunity Master Fund, Ltd.; and

(c) 5,753,072 Options to various sophisticated investors,

for the purposes and on the terms set out in the Explanatory Statement.

6 Issue and Exercise of Options – Vision Opportunity Master Fund, Ltd.

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That, for all purposes, Shareholders approve the following:

(a) the exercise by Vision Opportunity Master Fund, Ltd. ("**Vision**") of 12,354,611 Options;

(b) the exercise by Vision of 2,799,589 Options; and

(c) the issue to and exercise by Vision of 10,000,000 Options,

for the purposes and on the terms set out in the Explanatory Statement.

Voting Exclusions

For the purposes of:

(a) (**resolution 4**): Listing Rule 7.5, the Company will disregard any votes cast on resolution 4 by any person who participated in the issue and any of their associates;

(b) (**resolution 5(a)**): Listing Rule 7.5, the Company will disregard any votes cast on resolution 5(a) by any person who participated in the issue and any of their associates;

(c) (**resolution 5(b)**): Listing Rule 7.5, the Company will disregard any votes cast on resolution 5(b) by any person who participated in the issue and any of their associates;

(d) (**resolution 5(c)**): Listing Rule 7.5, the Company will disregard any votes cast on resolution 5(c) by any person who participated in the issue and any of their associates; and

(e) **(resolution 6)**: Listing Rule 7.1 and item 7 of section 611 of the Corporations Act, the Company will disregard any votes cast on resolution 6 by Vision Opportunity Master Fund, Ltd. and any of its associates,

unless it is cast by a person as proxy for a person who is entitled to vote (in accordance with the directions on the proxy form) or the person chairing the meeting as proxy for a person who is entitled to vote (in accordance with a direction on the proxy form to vote as the proxy decides).

Explanatory Statement

The Explanatory Statement accompanying this Notice of Annual General Meeting is incorporated in and comprises part of this Notice of Annual General Meeting.

Shareholders are specifically referred to the Glossary in the Explanatory Statement which contains definitions of capitalised terms used both in this Notice of Annual General Meeting and Explanatory Statement.

Proxies

Please note that:

(a) a member of the Company entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy;

(b) a proxy need not be a member of the Company; and

(c) a member of the Company entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise, but where the proportion or number is not specified, each proxy may exercise half of the votes.

The enclosed proxy form provides further details on appointing proxies and lodging proxy forms.

"Snap-shot" Time

The Company may specify a time, not more than 48 hours before the meeting, at which a "snap-shot" of shareholders will be taken for the purposes of determining shareholder entitlements to vote at the meeting.

The Company's directors have determined that all shares of the Company that are quoted on ASX at 5.00pm (EST) on Monday, 26 November 2007 shall, for the purposes of determining voting entitlements at the Annual General Meeting, be taken to be held by the persons registered as holding the shares at that time.

By Order of the Board of Directors

Darren Bromley
Company Secretary
QRSciences Holdings Limited

29 October 2007

Explanatory Statement

This Explanatory Statement has been prepared for the information of Shareholders in relation to the business to be conducted at the Company's 2007 Annual General Meeting.

The purpose of this Explanatory Statement is to provide Shareholders with all information known to the Company which is material to a decision on how to vote on the resolutions in the accompanying Notice of Annual General Meeting.

This Explanatory Statement should be read in conjunction with the Notice of Annual General Meeting. Capitalised terms in this Explanatory Statement are defined in the Glossary.

1 Financial Statements and Reports

The Annual Financial Report, Directors' Report and Auditor's Report for the Company for the year ending 30 June 2007 will be laid before the meeting.

There is no requirement for Shareholders to approve these reports. However, the Chairman will allow a reasonable opportunity for Shareholders to ask questions or make comments about those reports and the management of the Company. Shareholders will also be given a reasonable opportunity to ask the auditor questions about the conduct of the audit and the preparation and content of the auditor's report.

In addition to taking questions at the meeting, written questions to the Chairman about the management of the Company, or to the Company's auditor about:

- the preparation and content of the Auditor's Report;
- the conduct of the audit;
- accounting policies adopted by the Company in relation to the preparation of the financial statements; and
- the independence of the auditor in relation to the conduct of the audit, may be submitted no later than 5 business days before the meeting date to:

QRSciences Holdings Limited
8-10 Hamilton Street
Cannington WA 6107

Or

Facsimile:(08) 9358 5022

2 Resolution 2: Adoption of Remuneration Report

The Remuneration Report of the Company for the financial year ending 30 June 2007 is set out in the Director's Report on pages 15 to 19 of the Company's Annual Report.

The Remuneration Report sets out the Company's remuneration arrangements for the executive and non-executive Directors and executive employees of the Company.

A reasonable opportunity will be given for the discussion of the Remuneration Report at the meeting. Shareholders should note that the vote on this resolution is advisory only and does not bind the Company or the Directors.

3 Resolution 3: Election of Director

In accordance with Listing Rule 14.4 and clause 53 of the Constitution, at every Annual General Meeting, one third of the Directors for the time being must retire from office and are eligible for re-election. The Directors to retire are to be those who have been in office for 3 years since their appointment or last re-appointment or who have been longest in office since their appointment or last re-appointment or, if the Directors have been in office for an equal length of time, by agreement.

Mr Norman Shanks

Mr Shanks is a Fellow of the Security Institute and his distinguished career includes Airport Security Manager for Heathrow Airport from 1986-1991, where he was responsible for planning and developing the airport security policies, operational and training procedures.

He was appointed Head of Group Security for BAA Plc (operators of several major UK Airports including Heathrow and Gatwick) from 1991-1996 where he guided the BAA Research and Development efforts assessing technologies for enhancing aviation security, during which period he pioneered the smart automated 100% integrated checked baggage screening concept variations which have become the standard for many international airports around the world.

He is recognised as one of the world's foremost experts in aviation security with more than 30 years operational and management experience in civil aviation.

He is currently a member of ACI - Europe Aviation Security Committee, ACI World Level Aviation Security Standing Committee, ACI World Level Security Committee Liaison to ACI Cargo Sub Committee, Subject Matter Expert for the International Civil Aviation Organization (ICAO) on technical mission requests from member states and a member TIACA (The International Air Cargo Association).

4 Resolution 4: Ratification of Previous Share Issue

In the previous 12 months, the Company has issued Shares to certain parties detailed below.

Listing Rule 7.1 provides that a company must not, without prior approval of Shareholders, issue securities if the securities will in themselves or when aggregated with the securities issued by a company during the previous 12 months, exceed 15% of the number of securities on issue at the commencement of that 12 month period.

Listing Rule 7.4 states that an issue by a company of securities made without approval under Listing Rule 7.1 is treated as having been made with approval for the purpose of Listing Rule 7.1 if the issue did not breach Listing Rule 7.1 and the company's members subsequently approve it.

Under this resolution, the Company seeks from Shareholders approval for, and ratification of, the issue of Shares set out below so as to limit the restrictive effect of Listing Rule 7.1 on any further issues of securities in the next 12 months.

Listing Rule 7.5 requires the following information to be given to Shareholders:

- on 8 May 2007, the Company issued 16,949 Shares, to Tristar Capital Partners Pty Ltd., on the terms set out in Annexure A to this Explanatory Statement; and
- the Shares were issued as a consulting fee in connection with the Company's acquisition of Baxall Australia Pty Ltd and no funds were raised through the issue of these Shares.

In total, these Shares comprise 0.01% of the Company's issued capital (on a fully diluted basis).

The Board believes that the ratification of this issue is beneficial for the Company as the issue occurred in connection with the acquisition of Baxall Australia Pty Ltd. The Board recommends Shareholders vote in favour of Resolution 4 as it allows the Company to ratify the above issue of Shares and retain the flexibility to issue further securities representing up to 15% of the Company's share capital during the next 12 months. The Chairman intends to vote undirected proxies in favour of this resolution.

5 Resolution 5: Ratification of Previous Options Issues

In the previous 12 months, the Company has issued Options to certain parties detailed below.

Listing Rule 7.1 provides that a company must not, without prior approval of Shareholders, issue securities if the securities will in themselves or when aggregated with the securities issued by a company during the previous 12 months, exceed 15% of the number of securities on issue at the commencement of that 12 month period.

Listing Rule 7.4 states that an issue by a company of securities made without approval under Listing Rule 7.1 is treated as having been made with approval for the purpose of Listing Rule 7.1 if the issue did not breach Listing Rule 7.1 and the company's members subsequently approve it.

Under this resolution, the Company seeks from Shareholders approval for, and ratification of, the issues of Options set out below so as to limit the restrictive effect of Listing Rule 7.1 on any further issues of securities in the next 12 months.

Listing Rule 7.5 requires the following information to be given to Shareholders.

Resolution 5(a) – Issue of 1,020,368 Options to various sophisticated investors

On 8 May 2007, the Company issued 1,020,368 unlisted Options, exercisable at $0.50 on or before 10 May 2012, to various sophisticated investors, on the terms set out in Annexure B to this Explanatory Statement.

The Options were issued in connection with the Company's placement in February 2007 and no funds were raised through the issue of these Options. Should these Options be exercised in the future, then the Company will receive funds which it intends to use for general working capital.

In total, the Options comprise 0.71% of the Company's issued capital (on a fully diluted basis).

Resolution 5(b) – Issue of 2,799,589 Options to Vision Opportunity Master Fund, Ltd.

On 16 August 2007, the Company issued 2,799,589 listed Options, exercisable at $0.45 on or before 30 June 2012, to Vision Opportunity Master Fund, Ltd., on the terms set out in Annexure C to this Explanatory Statement.

These Options were issued in connection with the Company's rights issue conducted under its prospectus dated 27 June 2007 ("**Rights Issue**") and no funds were raised through the issue of these Options. Should these Options be exercised in the future, then the Company will receive funds which it intends to use for general working capital.

In total, the Options comprise 1.96% of the Company's issued capital (on a fully diluted basis).

Resolution 5(c) – Issue of 5,753,072 Options to various sophisticated investors

On 16 August 2007, the Company issued 5,753,072 unlisted Options, exercisable at $0.30 on or before 31 December 2007, to various sophisticated investors, on the terms set out in Annexure D to this Explanatory Statement.

These Options were issued in connection with the Rights Issue and no funds were raised through the issue of these Options. Should these Options be exercised in the future, then the Company will receive funds which it intends to use for general working capital.

In total, these Options comprise 4.03% of the Company's issued capital (on a fully diluted basis).

Board Recommendation

The Board believes that the ratification of the issues the subject of Resolutions 5(a), 5(b) and 5(c) is beneficial for the Company as these issues occurred in connection with the raisings under the placement and the Rights Issue. The Board recommends Shareholders vote in favour of Resolutions 5(a), 5(b) and 5(c) as it allows the Company to ratify the above issue of Options and retain the flexibility to issue further securities representing up to 15% of the Company's share capital during the next 12 months. The Chairman intends to vote undirected proxies in favour of this resolution.

6 Resolution 6: Issue and Exercise of Options – Vision Opportunity Master Fund, Ltd.

Background

On 17 August 2007, the Company announced the completion of its pro-rata non-renounceable rights issue pursuant to its prospectus dated 27 June 2007 ("**Rights Issue**").

Pursuant to a standby purchase agreement between the Company and Vision ("**Standby Purchase Agreement**"), Vision agreed to participate in any shortfall under the Rights Issue up to a maximum of $6 million, in consideration for the issue of 10 million Options on the terms set out in Annexure C ("**Consideration Options**"). It was noted in the prospectus that the issue of the Consideration Options was subject to Shareholder approval.

The Company raised approximately $9.07 million pursuant to the Rights Issue (inclusive of placement of the shortfall), of which $3.33 million was utilised to retire the outstanding convertible notes held by Vision Opportunity Master Fund, Ltd. ("**Vision**") and Platinum Partners Value Arbitrage Fund LP. Vision was also issued with 4,608,500 Shares upon partial conversion of its convertible note, valued at approximately $1.38 million.

In accordance with the Standby Purchase Agreement, Vision participated in the Rights Issue shortfall and was issued 12,354,611 Shares and 12,354,611 free attaching Options on the terms set out in Annexure C ("**Rights Issue Options**").

In addition, Vision was issued with a further 2,799,589 Options on the terms set out in Annexure C ("**Additional Options**").

Standby Purchase Agreement

Under the terms of the Standby Purchase Agreement, the Company is required to obtain Shareholder approval for the issue of the Consideration Options no later than 30 November 2007. If Shareholder approval is not obtained by that date, then the Company must pay to Vision $330,000 as liquidated damages for the loss of the rights to acquire the Consideration Options.

In accordance with the Standby Purchase Agreement, Kevin Russeth, the Managing Director, entered into a lock-up agreement which requires that the consent of Vision is obtained prior to Mr Russeth disposing or otherwise dealing with 1,409,625 Shares held by him until 31 July 2008 ("**Lock-up Agreement**").

Corporations Act – Item 7 of Section 611

The Corporations Act prohibits a person acquiring a relevant interest in the issued voting shares of a company if, because of the acquisition, that person or another person's voting power in the company increases from a starting point that is above 20% and below 90%.

Vision's current voting power in the Company is 21.55%. Therefore, by virtue of Vision's conversion rights pursuant to the Rights Issue Options, the Additional Options and upon issue, the Consideration Options, Vision's voting power in the Company may increase and the prohibition referred to above may be contravened.

Section 611 of the Corporations Act sets out certain exceptions to this general prohibition.

Item 7 of section 611 of the Corporations Act provides a mechanism by which shareholders may approve an issue of shares in a company to a person which would result in that person's voting power in the company, or in the voting power of the person's Associates, increasing from a starting point that is above 20% and below 90%.

As Vision may, as a result of the exercise of the Rights Issue Options, the Additional Options and upon issue, the Consideration Options, increase its relevant interest from a starting point above 20% of all ordinary shares in the Company, Shareholder approval is sought.

In order for the Company to comply with the requirements of the Corporations Act (as viewed by the ASIC under ASIC Regulatory Guide 74), the Company provides the following information to Shareholders in relation to the proposed Share issue and the intentions of Vision.

Independent Expert's Report

The Company has commissioned BDO Consultants (WA) Pty Ltd ("**BDO**") to prepare an Independent Expert's Report addressing the fairness and reasonableness of the Share issues as noted above.

BDO concluded that the Share issue to Vision is "unfair but reasonable" to non-associated Shareholders.

The Company strongly recommends that you read the report in full. A copy of the report accompanies this Notice of Meeting.

Other information

The Company is also required to provide the following information to Shareholders in relation to the proposed issue of Shares to Vision.

(a) Identity of the persons proposing to make the acquisition of Shares and their Associates and any person who will have a relevant interest in the Shares to be allotted

Approval is sought in relation to the allotment of Shares to Vision upon exercise of the Rights Issue Options, the Additional Options and the Consideration Options as detailed in this Explanatory Statement.

The Company has been advised that Vision has no Associates and that:

- Mr Adam Benowitz will have a relevant interest in the Shares which are to be allotted to Vision on the basis that Mr Benowitz is Vision's portfolio manager and has sole decision-making authority with respect to how to vote and dispose of shares held by Vision; and

- Mr Benowitz does not have any Associates.

Vision is a New York-based investment advisers with a particular focus on the small and micro cap market sectors in the United States of America and abroad.

(b) The maximum extent of the increase in Vision's voting power in the Company that would result from the acquisition and the voting power Vision would have as a result of the acquisition

Vision currently holds a relevant interest in 18,372,736 Shares. This relevant interest arises by virtue of:

- its shareholding of 16,963,111 Shares; and

- the Lock-up Agreement entered into by Mr Russeth which requires that the consent of Vision is obtained prior to Mr Russeth disposing or otherwise dealing with 1,409,625 Shares held by him until 31 July 2008.

In addition, Mr Benowitz (Vision's portfolio manager) has a relevant interest in these Shares for the reasons set out above.

In addition to the Options described above, Vision also holds an interest in the following:

- 2,512,887 Options, exercisable at $0.587 on or before 10 May 2014;

- 2,512,887 Options, exercisable at $0.797 on or before 10 May 2014; and

- 4,957,500 Options, exercisable at $0.237 on or before 10 May 2014 ("**Class C Options**"). These Options may not be exercised until they have vested in accordance with their terms. As at the date of this Notice of Meeting, none of these Options have vested.

Shareholder approval for the purposes of Item 7 of Section 611 of the Corporations Act with respect to the issue and exercise of these Options was obtained on 7 May 2007.

If the issue of the Consideration Options to Vision is approved and assuming all of the Class C Options vest and Vision exercises all of its Options, then 35,137,474 Shares will be issued to Vision and the voting power of Vision and Mr Benowitz in the Company will be as follows:

	Current voting power	**Voting power and maximum increase in voting power**
Vision	21.55%	38.56%
Mr Benowitz	21.55%	38.56%

Mr Benowitz has a relevant interest in the Shares in which Vision has a relevant interest in, including those that may be issued to Vision on exercise of the Rights Issue Options, the Additional Options and the Consideration Options, and therefore will have voting power with respect to these Shares.

The above calculations of voting power are prepared on a fully diluted basis and assuming that no other Shares and Options are issued or exercised.

(c) **The maximum extent of the increase in the voting power of Vision's Associates that would result from the acquisition and the voting power that Vision's Associates would have as a result of the acquisition**

As noted above, the Company has been advised that neither Vision nor Mr Benowitz have any Associates.

(d) **Identity, associations with Vision (and with any of its Associates) and qualifications of any person who is intended to or will become a director if Shareholders agree to the allotment**

There is no person who is intended to or will become a Director if the Shareholders agree to the allotment of Shares to Vision upon exercise of the Rights Issue Options, the Additional Options and the Consideration Options.

All of the existing Directors will continue on the Board of the Company. Other than in their capacity as Shareholders, all of the Directors do not consider that they are interested in this resolution.

(e) **Statement of Vision's intentions regarding the future of the Company if Shareholders agree to the allotment**

Vision is a passive investor in the Company with no intention to change the business of the Company, to inject further capital into the Company (other than through the potential exercise of its Options), to influence the future employment of present employees, to make any proposals whereby any property will be transferred between the Company and Vision or any other persons associated with them or to otherwise deploy the fixed assets of the Company.

(f) Terms of the proposed allotment and any other contract or proposed contract between Vision and the Company or any of their Associates which is conditional upon, or directly or indirectly dependent on, Shareholders' agreement to the allotment

Upon exercise of the Rights Issue Options, the Additional Options and the Consideration Options, the Shares issued to Vision will rank equally with existing Shares. The terms of such Shares are summarised in Annexure A to this Explanatory Statement.

There are no contracts or proposed contracts between Vision and the Company or any of their Associates which are conditional on, or directly or indirectly, dependent on, Shareholders approving the allotment of Shares.

(g) When the allotment is to be completed

Subject to Shareholder approval to Resolution 6 being obtained and the subsequent issue of the Consideration Options, the exercise of the Rights Issue Options, the Additional Options and the Consideration Options by Vision may occur at any time until the expiry date of those Options (ie. 30 June 2012) in accordance with their terms (refer to Annexure C).

(h) An explanation of the reasons for the proposed allotment

As noted above, the Rights Issue Options were issued to Vision pursuant to its subscription under the Rights Issue. The Additional Options were issued to Vision for in recognition of its support under the convertible note held by Vision and agreement to convert part of that note. Further, the Consideration Options are to be issued as consideration for Vision participating in the shortfall under the Rights Issue in accordance with the Standby Purchase Agreement.

In order to exercise the Rights Issue Options, the Additional Options and the Consideration Options, Vision will be required to pay a total of approximately $11.32 million to the Company.

(i) The interests of the Directors in the resolution

None of the Directors have any association with Vision (or any of its Associates) and other than as Shareholders, do not consider that they are interested in this resolution.

Details of the interests of each Director in securities of the Company are set out below.

Director	Number of Shares	Number of Options
Kevin Russeth	2,150,336	166,667
Norman Shanks	221,497	Nil
Joseph Paresi	Nil	Nil

Bob Halverson	290,131	42,000
Ray Schoer	324,372	85,000

As noted above, Mr Russeth has entered into the Lock-up Agreement which requires that the consent of Vision is obtained prior to Mr Russeth disposing or otherwise dealing with 1,409,625 Shares held by him until 31 July 2008.

(j) The identity of Directors who approved or voted against the proposal

All of the Directors approved the proposal to put Resolution 6 to Shareholders and the relevant information memorandum because the proposed resolution is beneficial for the Company and recommends Shareholders vote in favour of the resolution.

The resolution:

- with respect to the issue and exercise of the Consideration Options, allows relief from paying liquidated damages of $330,000 to Vision; and
- provides the potential for injection of further funds through the exercise of Options by Vision.

(k) The recommendation of each Director as to whether non-associated Shareholders should agree to the allotment and the reasons for that recommendation

All of the Directors recommend that the non-associated Shareholders vote in favour of the resolution because the proposed resolution is beneficial for the Company and recommends Shareholders vote in favour of the resolution.

(l) Vision's intention to change significantly the financial or dividend policies of the Company

Vision has no intention to change significantly the financial or dividend policies of the Company.

(m) Whether the proposal is fair and reasonable

BDO have concluded that the proposal is "unfair but reasonable" to the non-associated Shareholders.

The Directors have concluded that approval the resolution is beneficial to the company as:

- with respect to the issue and exercise of the Consideration Options, allows relief from paying liquidated damages of $330,000 to Vision; and
- provides the potential for injection of further funds through the exercise of Options by Vision.

The Directors recommend that you read the Independent Expert's Report (accompanying this Notice of Meeting) in full.

ASX Listing Rules

Consideration Options

Listing Rule 7.1 provides generally that a company may not issue equity securities, including securities which are convertible into equity securities, equal to more than 15% of the company's issued share capital in any 12 month period without obtaining shareholder approval.

The issue of the Consideration Options to Vision under the Standby Purchase Agreement represents approximately 6.55% of the Company's fully-diluted share capital assuming no further issues of securities by the Company (assuming that all of the Class C Options vest in accordance with their terms). Accordingly, Resolution 6(c) also seeks the approval of Shareholders under Listing Rule 7.1 to the issue of the Consideration Options.

The maximum number of Consideration Options that may be acquired by Vision under Resolution 6(c), the issue price and terms of issue of these Options is detailed above.

In accordance with the Standby Purchase Agreement, the Consideration Options will be allotted and issued within 5 business days after Shareholder approval is obtained and allotment will occur on one date.

No funds will be raised from the issue of the Consideration Options. In the event that these Options are exercised, the Company will receive funds which will be used for general working capital.

7 Glossary

In this Explanatory Statement, the following terms have the following unless the context otherwise requires:

Annexure	annexure to this Explanatory Statement
ASIC	Australian Securities and Investments Commission
Associate	has the meaning given in the Corporations Act
ASTC	ASX Settlement and Transfer Corporation Pty Limited (ABN 49 008 504 532)
ASTC Settlement Rules	the settlement rules of ASTC
ASX	ASX Limited
Board	board of Directors
Chairman	chairman of the Company
Company	QRSciences Holdings Limited ACN 009 259 876
Constitution	constitution of the Company
Corporations Act	Corporations Act 2001 (Cth)
Director	director of the Company
Option	option to subscribe for a Share
Share	fully paid ordinary share in the capital of the Company
Shareholder	shareholder of the Company
Vision	Vision Opportunity Master Fund, Ltd.

Annexure A

Terms of Shares

The following is a broad summary (though not necessarily an exhaustive or definitive statement) of the rights attaching to the shares of the Company. Full details are contained in the Constitution, available for inspection at the Company's registered office.

(a) Share Capital

All issued ordinary shares rank equally in all respects.

(b) Voting Rights

At a general meeting of the Company, every holder of shares present in person, by an attorney, representative or proxy has one vote on a show of hands and on a poll, one vote for every fully paid share held, and for every contributing share held, a fraction of a vote equal to the proportion which the amount paid up bears to the total issue price of the contributing share.

(c) Dividend Rights

Subject to the rights of holders of shares issued with any special or preferential rights (at present there are none), the profits of the Company which the Directors may from time to time determine to distribute by way of dividend are divisible among the shareholders in proportion to the shares held by them respectively, according to the amount paid up or credited as paid up on the shares.

(d) Rights on Winding-Up

Subject to the rights of holders with shares with special rights in a winding-up (at present there are none), on a winding-up of the Company all assets which may be legally distributed amongst the members will be distributed in proportion to the shares held by them respectively, according to the amount paid up or credited as paid up on the share.

(e) Transfer of Shares

Shares in the Company may be transferred by instrument in any form which complies with the Constitution, the Corporations Act, Listing Rules and ASTC Settlement Rules.

Shares may be transferred by such means in accordance with Listing Rules and the ASTC Settlement Rules. The Directors may refuse to register a transfer of shares only in those circumstances permitted by Listing Rules and ASTC Settlement Rules.

(f) Calls on Shares

Shares issued as fully paid are not subject to any calls for payment by the Company and will not therefore become liable for forfeiture.

(g) Further Increases in Capital

The allotment and issue of any new shares is under the control of the Directors and, subject to any restrictions on the allotment of shares imposed by the Constitution, Listing Rules or the Corporations Act, the Directors may allot, issue or grant options over or otherwise dispose of those shares to such persons, with such rights or restrictions as they may from time to time determine.

(h) Variation of Rights Attaching to Shares

Where shares of different classes are issued, the rights attaching to the shares of a class can thereafter only be varied by a special resolution passed at a separate general meeting of the holders of those shares of that class, or with the written consent of the holders of at least three quarters of the issued shares of that class.

(i) General Meeting

Each shareholder will be entitled to receive notice of, and to attend and vote at, general meetings of the Company and to receive notices, accounts and other documents required to be furnished to shareholders under the Constitution, the Corporations Act and Listing Rules.

Annexure B

Terms and Conditions of Options

Exercise Date

The options are exercisable wholly or in part at any time before 5.00 pm WST on 10 May 2012. Options not exercised by that date shall lapse.

Exercise Price

Each option shall entitle the optionholder to acquire one Share upon payment of the sum of $0.50 per option to the Company.

Notice of Exercise

Each option may be exercised by notice in writing to the Company at any time before their date of expiry. Any notice of exercise of an option received by the Company will be deemed to be a notice of the exercise of that option as at the date of receipt.

Quotation of Options and Shares on Exercise

No application will be made to ASX for Official Quotation of the options. Application will be made to ASX for Official Quotation of the Shares issued on exercise of options. The options are transferable as the optionholder thinks fit.

Participation Rights or Entitlements

There are no participating rights or entitlements inherent in the options and optionholders will not be entitled to participate in new issues of securities offered to the Company's shareholders during the currency of the options. However, the Company will ensure that for the purposes of determining entitlements to any such issue, the record date will be at least 10 business days after the issue is announced so as to give optionholders the opportunity to exercise their options before the date for determining entitlements to participate in any issue.

Shares allotted on Exercise

Shares allotted pursuant to the exercise of options will be allotted following receipt of all the relevant documents and payments and will rank equally with all other Shares.

Reorganisation of Share Capital

In the event of a reorganisation of the issued capital of the Company, the rights of the optionholder will be changed to the extent necessary to comply with the ASX Listing Rules applying to a re-organisation of capital at the time of the re-organisation.

Bonus Issues

If, from time to time, before the expiry of the options the Company makes a pro rata issue of Shares to shareholders for no consideration, the number of Shares over which a option is exercisable will be increased by the number of Shares which the optionholder would have received if the option had been exercised before the date for calculating entitlements to the pro rata issue.

Annexure C

Terms and Conditions of Options

(a) Each Option shall entitle the Optionholder, when exercised, to one Share.

(b) The Options are exercisable wholly or in part at any time prior to 5.00 pm (WST) on 30 June 2012 ("**Expiry Date**"). Options not exercised by that date shall lapse.

(c) Each Option may be exercised by notice in writing to the Company, together with the payment for the number of Shares in respect of which the Options are exercised, at any time before the Expiry Date. Any notice of exercise of an Option received by the Company will be deemed to be a notice of the exercise of that Option as at the date of receipt.

(d) The Option exercise price is $0.45 per Option.

(e) An Option does not confer the right to a change in exercise price or a change in the number of the underlying Shares over which the Option can be exercised.

(f) Shares issued upon exercise of the Options will be issued following receipt of all the relevant documents and payments and will rank equally in all respect with the then issued Shares.

(g) The Company will apply for official quotation on ASX of the Options. The Company will apply for quotation on ASX of all Shares issued upon exercise of the Options.

(h) Subject to the Corporations Act, the Constitution and the Listing Rules, the Options are freely transferable.

(i) There are no participating rights or entitlements inherent in the Options and Optionholders will not be entitled to participate in new issues of securities offered to Shareholders during the currency of the Options. However, the Company will ensure that for the purposes of determining entitlements to any such issue, the record date will be at least 10 Business Days after the issue is announced so as to give Optionholders the opportunity to exercise their Options before the date for determining entitlements to participate in any issue.

(j) If at any time the issued capital of the Company is reorganised, the rights of an Optionholder are to be changed to the extent necessary to comply with the Listing Rules applying to a reorganisation of capital at the time of the reorganisation.

Annexure D

Terms and Conditions of Options

Exercise Date

The Options are exercisable wholly or in part at any time before 5.00 pm WST on 31 December 2007. Options not exercised by that date shall lapse.

Exercise Price

Each Option shall entitle the Optionholder to acquire one Share upon payment of the sum of $0.30 per Option to the Company.

Notice of Exercise

Each Option may be exercised by notice in writing to the Company at any time before their date of expiry. Any notice of exercise of an Option received by the Company will be deemed to be a notice of the exercise of that Option as at the date of receipt.

Quotation of Options and Shares on Exercise

No application will be made to ASX for Official Quotation of the Options. Application will be made to ASX for Official Quotation of the Shares issued on exercise of Options. The Options are transferable as the Optionholder thinks fit.

Participation Rights or Entitlements

There are no participating rights or entitlements inherent in the Options and Optionholders will not be entitled to participate in new issues of securities offered to the Company's shareholders during the currency of the Options. However, the Company will ensure that for the purposes of determining entitlements to any such issue, the record date will be at least 10 business days after the issue is announced so as to give Optionholders the opportunity to exercise their Options before the date for determining entitlements to participate in any issue.

Shares allotted on Exercise

Shares allotted pursuant to the exercise of Options will be allotted following receipt of all the relevant documents and payments and will rank equally with all other Shares.

Reorganisation of Share Capital

In the event of a reorganisation of the issued capital of the Company, the rights of the Optionholder will be changed to the extent necessary to comply with the ASX Listing Rules applying to a re-organisation of capital at the time of the re-organisation.

Bonus Issues

If, from time to time, before the expiry of the Options the Company makes a pro rata issue of Shares to shareholders for no consideration, the number of Shares over which an Option is exercisable will be increased by the number of Shares which the Optionholder would have received if the Option had been exercised before the date for calculating entitlements to the pro rata issue.

QRSciences Holdings Limited
ABN 27 009 259 876

Proxy Form

Shareholder Details

Name: ....

Address: ....

Contact Telephone No: ....

Contact Name (if different from above): ....

Appointment of Proxy

I/We being a shareholder/s of QRSciences Holdings Limited and entitled to attend and vote hereby appoint

☐	The Chairman of the meeting (mark with an 'X')	**OR**	☐	Write here the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to attend and act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of QRSciences Holdings Limited to be held at The Royce Hotel, 379 St Kilda Road, Melbourne, Victoria, 3004 on Wednesday, 28 November 2007 at 10.00am (EST) and at any adjournment of that meeting.

☐ IMPORTANT
If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote, please place a mark in this box with an 'X'. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of the resolutions and that votes cast by him, other than as a proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on the resolutions and your votes will not be counted in computing the required majority if a poll is called. The Chairman of the Meeting intends to vote undirected proxies in favour of each resolution.

Voting directions to your proxy – please mark ☒ to indicate your directions

Ordinary Business		For	Against	Abstain*
Resolution 2.	Adoption of Remuneration Report	☐	☐	☐
Resolution 3.	Election of Director - Mr Norman Shanks	☐	☐	☐
Special Business				
Resolution 4.	Ratification of Previous Share Issue	☐	☐	☐
Resolution 5.	Ratification of Previous Options Issues			
	(a) Issue of 1,020,368 Options to various sophisticated investors	☐	☐	☐
	(b) Issue of 2,799,589 Options to Vision Opportunity Master Fund, Ltd.	☐	☐	☐
	(c) Issue of 5,753,072 Options to various sophisticated investors	☐	☐	☐
Resolution 6.	Issue and Exercise of Options – Vision Opportunity Master Fund, Ltd.			
	(a) Exercise of Rights Issue Options	☐	☐	☐
	(b) Exercise of Additional Options	☐	☐	☐
	(c) Issue and Exercise of Consideration Options	☐	☐	☐

*If you mark the Abstain box for a particular Resolution, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Appointment of a second proxy (see instructions overleaf)

If you wish to appoint a second proxy, state the % of your voting rights applicable to the proxy appointed by this form ☐ %

PLEASE SIGN HERE This section must be signed in accordance with the instructions overleaf to enable your directions to be implemented

Individual or Shareholder 1	Shareholder 2	Shareholder 3
☐	☐	☐
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

How to complete this Proxy Form

Your Name and Address

Please print your name and address as it appears on your holding statement and the company's share register. If shares are jointly held, please ensure the name and address of each joint shareholder is indicated. Shareholders should advise the company of any changes. Shareholders sponsored by a broker should advise their broker of any changes. Please note, you cannot change ownership of your securities using this form.

Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a shareholder of the company.

Votes on Resolutions

You may direct your proxy how to vote by placing a mark in one of the boxes opposite each Resolution. All your shareholding will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any Resolution by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given Resolution, your proxy may vote as he or she chooses. If you mark more than one box on a Resolution your vote on that Resolution will be invalid.

Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning Darren Bromley on (08) 9358 5011 or you may photocopy this form.

To appoint a second proxy you must on each Proxy Form state (in the appropriate box) the percentage of your voting rights which are the subject of the relevant proxy. If both Proxy Forms do not specify that percentage, each proxy may exercise half your votes. Fractions of votes will be disregarded.

Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the shareholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the company's share registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting a "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate is either included in the Notice of Annual General Meeting or may be obtained from the company's share registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at the address given below not later than 48 hours before the commencement of the meeting. ie. no later than 10.00am (EST) on Monday, 26 November 2007. Any Proxy Form received after that time will not be valid for the scheduled meeting.

This Proxy Form (and any Power of Attorney and/or second Proxy Form) may be sent or delivered to the company's registered office at 8-10 Hamilton Street, Cannington, WA, 6106 or sent by facsimile to the registered office on (08) 9358 5022.

FINANCIAL SERVICES GUIDE

AND

INDEPENDENT EXPERT'S REPORT

QRSciences Holdings Limited

10 October 2007

BDO

Consultants (WA) Pty Ltd
ABN 92 008 864 435

BDO Consultants (WA) Pty Ltd

Level 8, 256 St George's Terrace Perth WA 6000
PO Box 7426 Cloisters Square Perth WA 6850
Tel: (61-8) 9360 4200
Fax: (61-8) 9481 2524
AFS Licence Number 246328
Email: bdo@bdo.com.au
www.bdo.com.au

Financial Services Guide

10 October 2007

BDO Consultants (WA) Pty Ltd ABN 92 008 864 435 ("**BDO Consultants**" or "**we**" or "**us**" or "**ours**" as appropriate) has been engaged by QRSciences Holdings Limited ("QRS") to provide an independent expert's report to express an opinion as to whether or not the approval of resolutions granting Vision Opportunity Master Fund Ltd ("Vision") the right to exercise 25,154,200 options ("the Transaction") is fair and reasonable to the non-associated shareholders ("Shareholders") of QRS. You will be provided with a copy of our report as a retail client because you are a shareholder of QRSciences Holdings Limited.

Financial Services Guide

In the above circumstances we are required to issue to you, as a retail client, a Financial Services Guide ("**FSG**"). This FSG is designed to help retail clients make a decision as to their use of the general financial product advice and to ensure that we comply with our obligations as financial services licensees.

This FSG includes information about:

- Who we are and how we can be contacted;
- The services we are authorised to provide under our **Australian Financial Services Licence, Licence No. 246328;**
- Remuneration that we and/or our staff and any associates receive in connection with the general financial product advice;
- Any relevant associations or relationships we have; and
- Our internal and external complaints handling procedures and how you may access them.

Information about us

BDO Consultants (WA) Pty Ltd is a member firm of the BDO Kendalls network in Australia, a national association of separate partnerships and entities. The financial product advice in our report is provided by BDO Consultants (WA) Pty Ltd and not by BDO Kendalls or its related entities. BDO Kendalls and its related entities provide services primarily in the areas of audit, tax, consulting and financial advisory services.

We do not have any formal associations or relationships with any entities that are issuers of financial products. However, you should note that we and BDO Kendalls (and its related entities) might from time to time provide professional services to financial product issuers in the ordinary course of business.

Financial services we are licensed to provide

We hold an Australian Financial Services Licence that authorises us to provide general financial product advice to retail and wholesale clients in relation to proposed or actual mergers, acquisitions, takeovers, corporate restructures or share issues in relation to:

- derivates limited to old law securities options contracts and warrants;
- debentures, stocks or bonds issued or proposed to be issued by a government;
- interests in managed investments schemes (excluding investor directed portfolio services);
- securities; and
- superannuation.

When we provide the authorised financial services we are engaged to provide expert reports in connection with the financial product of another person. Our reports indicate who has engaged us and the nature of the report we have been engaged to provide. When we provide the authorised services we are not acting for you.

General Financial Product Advice

We only provide general financial product advice, not personal financial product advice. Our report does not take into account your personal objectives, financial situation or needs.

You should consider the appropriateness of this general advice having regard to your own objectives, financial situation and needs before you act on the advice

Fees, Commissions and Other Benefits that we may receive

We charge fees for providing reports, including this report. These fees are negotiated and agreed with the person who engages us to provide the report. Fees are agreed on an hourly basis or as a fixed amount depending on the terms of the agreement. The fee for this engagement is approximately $20,000.

Except for the fees referred to above, neither BDO Consultants, nor any of its directors, employees or related entities, receive any pecuniary benefit or other benefit, directly or indirectly, for or in connection with the provision of the report.

Remuneration or other benefits received by our employees

All our employees receive a salary. Our employees are eligible for bonuses based on overall productivity but not directly in connection with any engagement for the provision of a report.

We have received a fee from QRSciences Holdings Limited for our professional services in providing this report. That fee is not linked in any way with our opinion as expressed in this report.

Referrals

We do not pay commissions or provide any other benefits to any person for referring customers to us in connection with the reports that we are licensed to provide.

Complaints resolution

Internal complaints resolution process

As the holder of an Australian Financial Services Licence, we are required to have a system for handling complaints from persons to whom we provide financial product advice. All complaints must be in writing addressed to The Complaints Officer, BDO Consultants (WA) Pty Ltd, PO Box 7426 Cloisters Square, Perth WA 6850.

When we receive a written complaint we will record the complaint, acknowledge receipt of the complaint within 15 days and investigate the issues raised. As soon as practical, and not more than **45 days** after receiving the written complaint, we will advise the complainant in writing of our determination.

Referral to External Dispute Resolution Scheme

A complainant not satisfied with the outcome of the above process, or our determination, has the right to refer the matter to the Financial Industry Complaints Service Limited ("**FICS**"). FICS is an independent company that has been established to provide free advice and assistance to consumers to help in resolving complaints relating to the financial service industry. FICS will be able to advise you as to whether or not they can be of assistance in this matter. Our FICS Membership Number is F-3820.

Further details about FICS are available at the FICS website www.fics.asn.au or by contacting them directly via the details set out below.

Financial Industry Complaints Services Limited
PO Box 579
Collins Street West
Melbourne VIC 8007
Toll free: 1300 780 808
Facsimile: (03) 9621 2291
Email: fics@fics.asn.au

Contact details

You may contact us using the details set out at the top of our letterhead on page 1 of this FSG.

QRSciences Holdings Limited

INDEPENDENT EXPERT'S REPORT

TABLE OF CONTENTS

1. INTRODUCTION 1
2. SUMMARY AND OPINION 1
3. OUTLINE OF THE TRANSACTION 2
4. REPORT REQUIREMENTS 8
5. BASIS OF EVALUATION 8
6. PROFILE OF QRSCIENCES HOLDINGS LIMITED 9
7. VALUATION METHODOLOGIES 13
8. VALUATION OF QRS PRIOR TO THE TRANSACTION 16
9. VALUATION OF QRS IF THE TRANSACTION IS APPROVED 19
10. VALUATION IF THE TRANSACTION IS NOT APPROVED 21
11. IS THE TRANSACTION FAIR? 22
12. OTHER CONSIDERATIONS 22
13. IS THE TRANSACTION REASONABLE? 22
14. POSITION IF TRANSACTION IS APPROVED 22
15. CONCLUSION 24
16. SOURCES OF INFORMATION 24
17. INDEPENDENCE 24
18. QUALIFICATIONS 24
19. DISCLAIMERS AND CONSENTS 25

BDO Consultants (WA) Pty Ltd

Level 8, 256 St George's Terrace Perth WA 6000
PO Box 7426 Cloisters Square Perth WA 6850
Tel: (61-8) 9360 4200
Fax: (61-8) 9481 2524
AFS Licence Number 246328
Email: bdo@bdo.com.au
www.bdo.com.au

10 October 2007

The Directors
QRSciences Holdings Limited
8 – 10 Hamilton Street
CANNINGTON WA 6106

Dear Sirs

INDEPENDENT EXPERT'S REPORT – QRSCIENCES HOLDINGS LIMITED

1. INTRODUCTION

BDO Consultants (WA) Pty Ltd ("**BDO**") has been engaged by QRSciences Holdings Limited ("**QRS" or "the Company**") to prepare an Independent Expert's Report ("**our Report**") to express an opinion as to whether or not the approval of the resolution granting the Vision Opportunity Master Fund Ltd ("**Vision**") the right to exercise 15,154,200 options currently held by Vision and issuing and granting Vision the right to exercise 10,000,000 new options **("the Transaction")** is fair and reasonable to the non-associated shareholders ("**Shareholders**") of QRS.

Our Report is to be included in the Explanatory Memorandum prepared by QRS to be sent to all Shareholders to assist them in deciding whether to accept or reject the Transaction.

2. SUMMARY AND OPINION

2.1 Opinion

We have considered the terms of the Transaction as outlined in the body of this report and have concluded that the Transaction is **unfair but reasonable** to Shareholders.

Not withstanding that we consider the Transaction to be unfair based on pricing, the advantages that exist for Shareholders if the Transaction is approved compared with the disadvantages for Shareholders that exist should the Transaction be not approved, are such than in our opinion the Transaction is reasonable, subject to no superior alternative emerging.

2.2 Fairness

In Sections 9 and 10 we determined the value of a share on a net assets basis if the Transaction is approved and compared this to the value of a share on a net asset basis if the Transaction is not approved. The net asset values per share are as detailed below.

		Value $	
	Ref:	Low	High
Value per Share if the Transaction is Approved	9.3	0.592	0.639
Value per Share if the Transaction is Not Approved	10.2	0.635	0.635

As the value per a share is lower if the Transaction is approved than if the Transaction is not approved we concluded that the Transaction is unfair for Shareholders.

The above valuation ranges are graphically presented as follows:


Valuation Summary
Low & High Ranges
Net Assets Per Share If Transaction is Approved
Net Assets Per Share If Transaction is Not Approved
58
59
60
61
62
63
64
65
Net Assets per QRS Share (cents)

2.3 Reasonableness

We have considered the analysis in Sections 13 and 14 of this report, in terms of both:

- Advantages and disadvantages of the Transaction; and
- Alternatives, including the position of Shareholders if the Transaction does not proceed.

In our opinion, the position of Shareholders if the Transaction proceeds is more advantageous than the position if the Transaction does not proceed. Accordingly, we believe that the Transaction is reasonable for Shareholders.

The respective advantages and disadvantages considered are summarised below:

ADVANTAGES AND DISADVANTAGES			
Section	Advantages	Section	Disadvantages
14.1.1	Potential for injection of further funds through the exercise of Options	14.2.1	Potential dilution of share capital to current shareholders
14.1.2	Participation in Shortfall without any cash outflow	14.2.2	Significant interest held by Vision
14.1.3	Avoidance of liquidated damages		
14.1.4	Maintaining a sustainable business relationship with Vision		

3. OUTLINE OF THE TRANSACTION

The Transaction is encompassed in one resolution which is to be put to shareholders being resolution five in the notice of annual general meeting.

Upon approval of this resolution, the following events will happen which we refer to collectively as the Transaction:

- Vision will have the right to exercise 12,354,611 options which were issued under the Rights Issue per the Standby Purchase Agreement (see section 3.1). These options are exercisable at a strike price of 45 cents on or before 30 June 2012.
- Vision will have the right to exercise a further 2,799,589 options exercisable at a strike price of 45 cents on or before 30 June 2012.

- Vision will be issued 10,000,000 options and have the right to exercise these options. These options are exercisable at a strike price of 45 cents on or before 30 June 2012.

If the Transaction is not approved the following events will take place;

- QRS will have to pay Vision $330,000 as liquidated damages.

3.1 Background to the Transaction

On 27 June 2007, QRS issued a prospectus offering shareholders of QRS three new shares for every five shares held at an issue price of 30 cents plus a free option at an exercise price of 45 cents for every new share (**"Rights Issue"**). The prospectus aimed to issue 30,328,543 shares to raise $9,098,562.

On 27 June 2007, QRS and Vision entered into a Standby Purchase Agreement. The main terms of this agreement are as follows:

- The agreement between QRS and Vision is entered into to reduce any shortfall in the Rights Issue.
- Vision will subscribe for and exercise rights under the Rights Issue to obtain an amount of shares up to an aggregate amount not exceeding $6,000,000 (**"Backstop Amount"**).
- Vision's agreement to subscribe for the first $1,239,000 of shares is made on the understanding that Arcadia Securities LLC will concurrently subscribe for $1,239,000 of any shortfall under the Rights Issue.
- The Backstop Amount will be reduced by the gross proceeds of QRS' shareholders applications for the Rights Issue and QRS' convertible note holders converting their notes into ordinary shares.
- As compensation for the above arrangement Vision will subject to shareholder approval be issued 10,000,000 options exercisable at 45 cents each.
- If shareholder approval is not obtained on or before 30 November 2007(or such later date as agreed) to Vision, QRS will have to pay Vision $330,000 in liquidated damages.

On 14 August 2007, Vision converted $1,382,550 of its convertible note into 4,608,500 shares fully paid ordinary shares in QRS.

3.2 Recent Share Issues

Since 1 January 2007 QRS has issued the following shares and options:

Date	Amount raised $	Details
10 January 2007	-	Conversion of 2,368,677 B preference shares to ordinary shares
	-	Issue of 27,854 ordinary shares and 50,500 $1.00 unlisted options pursuant to Employee Share Plan
	-	
	-	Issue of 383,096 ordinary shares pursuant to acquisition of BTG Patents
	253,550	Issue of 507,100 shares and 253,250 $0.60 unlisted options for working capital
8 February 2007	-	Issue of 350,878 ordinary shares pursuant to acquisition of BTG Patents
	2,000,000	Issue of 4,000,000 ordinary shares and 2,000,000 $0.60 unlisted options for working capital
22 February 2007	1,072,199	Issue of 2,144,397 shares and 322,199 unlisted options for working capital.
11 May 2007	-	1,020,238 unlisted options with an exercise price of 50 cents
	-	3,801,547 unlisted options with an exercise price of 60 cents
	-	3,801,547 unlisted options with an exercise price of 81 cents
	-	7,500,000 unlisted options with an exercise price of 25 cents
17 August 2007	6,304,419	Rights issue for 21,134,373 ordinary shares to raise $6,304,419
	-	Issue of 21,134,373 listed options with an exercise price of 45 cents
20 August 2007	1,382,550	Conversion of convertible notes into 4,608,500 ordinary shares
	-	Issue of 2,799,589 listed options with an exercise price of 45 cents
	-	Issue of 5,753,072 unlisted options with an exercise price of 30 cents

3.3 Capital Structure

As at 1 September 2007 the capital structure of the Company was as follows;

'Number of Shares	Number	%
Vision	16,963,111	22.28
Non-associated shareholders	59,177,342	77.72
Total	76,140,453	100.00%

If the Transaction is approved, Vision will have the right to convert 25,154,200 options into shares at an exercise price of 45 cents a share. The breakdown of these options is as follows:

- Vision was issued 12,354,611 options on 17 August 2007 which were issued under the rights issue per the Standby Purchase Agreement.
- Vision was issued 2,799,589 options on 20 August 2007 which were issued in recognition of Vision's support under its convertible note and its agreement to convert part of that note.
- Vision will be issued an additional 10,000,000 options if the Transaction is approved and have the right to exercise these options.

Number of Options	Number of Options	Issued to Vision pre-Transaction	Vision Able to Exercise Pre-Transaction
Class A Options	2,512,887	Yes	Yes
Class B Options	2,512,887	Yes	Yes
Class C Options	4,957,500	Yes	No
Total Options issued to Vision pre- Transaction	**9,983,274**		
Options issued under the Rights Issue	12,354,611	Yes	No
Options issued as compensation for dilutionary effects of Vision converting its convertible notes into shares.	2,799,589	Yes	No
Options issued to Vision as compensation for underwriting the Rights Issue	10,000,000	No	No
Total Options that relate to the Transaction	**25,154,200**		
Total Options that Vision will be able to exercise if the Transaction is approved	**35,137,474**		

The table above lists the options that Vision is able to exercise before the Transaction and lists the options that Vision will be able to exercise if the Transaction is approved.

	Scenario One		Scenario Two		Scenario Three	
	No options are exercised		Exercise all options as per the Transaction		Exercise all options as per the Transaction and additionally all options pre-Transaction	
	share structure		share structure		share structure	
Number of Shares	Number	%	Number	%	Number	%
Vision	16,963,111	22	42,117,311	42	52,100,585	47
Non-associated shareholders	59,177,342	78	59,177,342	58	59,177,342	53
	76,140,453	100	101,294,653	100	111,277,927	100

The table above reflects three scenarios. The first scenario assumes that Vision does not exercise any options. The second scenario assumes Vision exercises the 12,354,611 options it was issued under the Rights Issue, the 10,000,000 options issued under the Standby Purchase Agreement and the 2,799,589 options issued subsequent to the execution of the Standby Purchase Agreement. The third scenario takes into account all factors noted per the second scenario and the options Vision was issued and able to exercise prior to the Transaction. Vision was issued and had the ability to exercise 9,983,274 options prior to the Transaction assuming the Class C options vest.

On the basis of the third scenario, Vision will be able to acquire up to 47 percent of the issued shares of QRS if the Transaction is approved. Our analysis assumes no other shares or options are issued or exercised.

3.4 Historical Balance Sheets

QRSciences Holdings Limited	Audited Year ended 30 June 2007 A$'000	Audited Year ended 30 June 2006 A$'000	Audited Year ended 30 June 2005 A$'000
Current Assets			
Cash Assets	669	1,986	4,016
Receivables	3,338	318	286
Prepayments	55	292	19
Inventory	3,004	~	~
Total Current Assets	**7,066**	**2,596**	**4,320**
Non-Current Assets			
Intangibles – Intellectual Property	33,858	39,822	27,184
Other financial assets	3,526	2,340	528
Property, plant and equipment	614	302	293
Goodwill	~	~	~
Total Non-Current Assets	**37,998**	**42,464**	**28,005**
Total Assets	**45,064**	**45,060**	**32,326**
Current Liabilities			
Payables	2,740	872	618
Interest-bearing liabilities	6,202	~	~
Provisions	478	248	263
Other Payables	645	2,763	~
Total Current Liabilities	**10,065**	**3,883**	**881**
Non-Current Liabilities			
Interest Bearing Liabilities	120	~	~
Other payables	5,888	9,532	~
Total Non-Current Liabilities	**6,008**	**9,532**	**~**
Total Liabilities	**16,073**	**13,415**	**881**
Net Assets	**28,992**	**31,645**	**31,445**
Contributed Equity	**59,324**	**50,864**	**43,874**
Retained Profits Accumulated (Losses)	**(29,955)**	**(19,219)**	**(12,429)**
Foreign Currency Translation Reserve	**(377)**	**~**	**~**
Total Equity	**28,992**	**31,645**	**31,445**

Source: QRS Annual Report as at the 30 June 2006 and as at the 30 June 2007

3.5 Historical Income Statements

QRSciences Holdings Limited	Audited Year ended 30 June 2007 A$'000	Audited Year ended 30 June 2006 A$'000	Audited Year ended 30 June 2005 A$'000
Revenue from ordinary activities	14,274	2,667	2,257
Cost of goods sold (Baxall)	(10,340)	-	-
Raw materials and consumables used	(422)	(564)	(830)
Employee benefits expense	(6,805)	(5,159)	(4,272)
Depreciation and amortisation	(856)	(444)	(123)
Rental expense	(521)	(242)	(107)
Consulting expense	(865)	(944)	(1,181)
Travel expense	(535)	(428)	(349)
Legal expense	(543)	(303)	(1,265)
Patents costs	(562)	(372)	(335)
Director fees	(175)	(213)	(433)
Bad & doubtful sebts	(385)	-	-
Convertible note fees	(569)	-	-
Interest/Finance paid	(418)	-	-
Other expense from ordinary activities	(2,014)	(782)	(952)
Loss form ordinary activities	(10,736)	(6,790)	(7,590)
Income tax expense	-	-	-
Net Loss after Tax	(10,736)	(6,790)	(7,590)
Net Loss attributable to outside equity interests	-	-	1,481
Total changes in equity other than those resulting from transactions with owners as owners	(10,736)	(6,790)	(6,109)

Source: QRS Annual Report as at the 30 June 2006 and as at the 30 June 2007

3.6 Commentary on the Historical Balance Sheets and Historical Income Statements

During the year ended 30 June 2007, QRS acquired Baxall Australia Pty Ltd (**"Baxall"**). As a result of this acquisition, Baxall's revenue and cost of goods sold have been included within the 2007 financial year. The addition of Baxall's revenue numbers into the QRS consolidated group has significantly increased QRS' revenues for the period. The net assets of QRS have also increased due to the Baxall acquisition. The Baxall acquisition has also lead to an increase in the receivables and inventory balances of QRS.

Finance and convertible note fees expenses have increased due to the convertible notes issued to Vision and the Platinum Partners Value Arbitrage Fund LP during April 2007. Intellectual property and other payables have both decreased during the period due to the fact that QRS was able to renegotiate the payment terms for these liabilities and defer the payments over a longer period. As the acquisition price of these assets has been calculated on a net present value basis, the present value of the assets has decreased.

4. Report Requirements

Vision currently holds 16,963,111 shares in QRS which is the equivalent of 22 percent of the issued shares in QRS. Vision currently also holds a relevant interest in a further 1,409,625 shares. This relevant interest arises due to the lock-up agreements entered into by Kevin Russeth, the managing director of QRS which requires that the consent of Vision is obtained prior to Kevin Russeth disposing or otherwise dealing with 1,409,625 of his shares until 31 July 2008. Vision will have the capacity to acquire up to 47 percent of the issued shares of QRS if the Transaction is approved. Section 606 of the Corporations Act ("**the Act**") expressly prohibits the acquisition of further shares by a person who already holds (with associates) more than 20% of the issued shares of a listed entity, unless a full takeover offer is made to all shareholders.

Section 611 permits an acquisition of shares in a listed entity by a person who already holds more than 20% if the shareholders of that entity have agreed to the issue of such shares. This agreement must be by resolution passed at a general meeting at which no votes are cast in favour of the resolution by any party who is associated with the party acquiring the shares, or by the party acquiring the shares. Section 611 states that shareholders of the company must be given all information that is material to the decision on how to vote at the meeting.

Regulatory Guide 74 issued by the Australian Securities and Investments Commission (**"ASIC"**) deals with "Acquisitions Agreed to by Shareholders". It states that the obligation to supply shareholders with all information that is material can be satisfied by the non-associated directors of QRS, by either:

- undertaking a detailed examination of the Transaction themselves, if they consider that they have sufficient expertise; or
- by commissioning an Independent Expert's Report.

The directors of QRS have commissioned this Independent Expert's Report to satisfy this obligation.

5. Basis of Evaluation

5.1 Regulation Guidelines

In determining whether the Transaction is fair and reasonable, we have had regard to the views expressed by ASIC in their Regulatory Guides 74 and 75. These Regulatory Guides suggest that an opinion as to whether transactions are fair and reasonable should entail consideration of all the circumstances of the Transaction.

Such consideration includes a comparison of the likely advantages and disadvantages for Shareholders if the Transaction is accepted, with the advantages and disadvantages to those Shareholders if it is not.

5.2 Adopted Basis of Evaluation

Having regard to both the regulatory guides above, BDO has completed this comparison in two parts:

- a comparison between the value of a Company Share if the Transaction is approved and the value if the Transaction is not approved (fairness – see Section 11 "Is the Transaction Fair"); and
- an investigation into other significant factors to which Shareholders might give consideration, prior to approving the resolution, after reference to the value derived above (reasonableness – see Section 13 "Is the Transaction Reasonable?").

5.3 The Transaction could be considered "reasonable" if there are valid reasons to approve the Transaction, notwithstanding that it may not be regarded as "fair" to Shareholders.

6. PROFILE OF QRSCIENCES HOLDINGS LIMITED

6.1 History

QRS' corporate strategy via its fully owned subsidiary, QRsciences Pty Ltd is to develop, design and sell systems, components and software for commercial and anti-terrorism related applications especially within the fields of explosives, narcotic detection and pharmaceutical.

QRS was incorporated in Western Australia in 1995, after a name change from Thorlock International Ltd. Thorlock was an unlisted private company that developed quadrupole resonance (**"QR"**) technology. The 1996 saw an aggressive research and development program adopted by QRS into QR as there were indications from US government officials that they were looking at the possibility of including QR technology in public aviation security systems.

A shell company called Clearwater Group Limited acquired QRSciences Pty Ltd in December 2002 and changed the name of the company to QRSciences Holdings Limited on 24 September 2003. The company completed the acquisition of QRSciences Pty Ltd in April 2005.

On 12 February 2007, QRS completed the purchase of the business and key assets of Baxall. Baxall is a direct seller and distributor of surveillance and monitoring equipment, including closed circuit television (CCTV) security cameras, digital video recorders (DVR) and related components.

The Company has a 27.4 percent investment in Spectrum San Diego Inc (**"Spectrum"**). Spectrum's main products are the Sentry Scope camera range and the prosthetic and cast scanner, CastScope.

The Company's shares trade on the Australian Stock Exchange under the code QRS and in the U.S. over the counter (OTC) market through the Bank of New York via American Depository Receipts (ADR's) under the code of QRSHY. QRS is based in Perth, Western Australia and also fully owns a subsidiary, QRSciences Corporation, which is based in San Diego, California.

6.2 Quadrupole Resonance

QRS specializes in the research and development of scanning devices using QR for the purpose of security. QR uses radio waves to stimulate certain atoms such as nitrogen, which is ubiquitous in explosives. The wavelength spectrum of the energy re-emitted by the excited atoms can then be used to identify the molecule. Approximately 10,000 different chemical substances have been detected by QR worldwide. The device that QRS utilises is the Rapiscan QXR1000, which uses the combination of QR and x-rays in the scanning process.

The x-ray scanning process is able to detect threats such as guns, knives and improvised explosive devices, while the QR is able to detect chemical compounds commonly found in explosives and narcotics, which the x-ray scan may happen to oversee. Combining QR technology with existing x-ray systems, an enhanced automated checkpoint screening solution is achieved.

6.3 The Industry

As terrorism has become a problem facing western civilisation, the need for tighter and more stringent security measures are needed. This has led to a boom in the market of security related products. The devices used in the detection of illegal substances range from gamma-ray detectors used to scan ships, to hand held devices used to find explosives using trace or vapour detection.

Since the terrorist attacks on the US in 2001, governments internationally have targeted airline security as a major area problem, and have increased the level of security in all airports. The aviation security market accounts for approximately 40 percent of the demand for inspection devices, while the US alone spends more on security detection devices than Europe, Australia, Japan, Canada and Mexico combined. Currently, worldwide expenditure on public security accounts for 4 percent of global GDP, with this expected to increase 5 percent annually over the next ten years.

More recently, the transatlantic aircraft plot in August 2006 at Heathrow, London showed that improved technology is helping plan terrorist attacks. As a result, the demand has increased for more sophisticated security devices that are capable of detecting illegal substances.

The top 30 firms in the field of aviation services market earned a collective $US 2.6billion in 2004, and is predicted to earn more than $US 6.1billion in 2009, according to a Frost & Sullivan research report. This equates to an increase of approximately 235 percent over the 5 year period. Frost & Sullivan has estimated that the global aviation services market is worth $US69 billion as at 28 July 2006. Approximately $US52 billion is represented by airport security equipment, with 40 percent of the $US52 billion market segment in North America, and 35 percent in Europe.

Over the next five years, Civitas (a Washington-based strategic advisory and investment services company) believes the addressable US homeland security market will range between $US136 billion and $US145 billion cumulatively with 7 percent of this expenditure being in regards to aviation security.

6.4 Competitors

QRS and quadrupole resonance technology are primarily focused on the detection of devices that used in terrorist acts in public places, primarily airports. There are numerous competitors operating in the field airport security. We have briefly described the operations of QRS' major competitors in Appendix 2.

6.5 Budget Expenditure – Australia and the United States of America

The Australian Federal Budget Fiscal Year 2006 – 2007 states that the government will provide $48.2 million over four years to strengthen the security measures for international and domestic passenger aircraft through increased inspection of air cargo. This initiative will include funding for the trial of x-ray inspection technology, further development of explosive trace detection equipment, and increased use of explosives detector dog teams. A national Regulated Air Cargo Agent Verification scheme will also be developed, and a quality assurance regime for Regulated Air Cargo Agent security training implemented. This initiative also includes capital funding of $4.7 million over four years for the purchase of additional mobile x-ray screening vans, the development of IT systems used for intelligence reporting and investigations of air cargo and additional accommodation.

Per a review of the latest budget of the United States, the Transportation Security Administration ("TSA") will request $US4.6 billion for aviation screening operations, an increase of $US74 million over the previous period. The TSA will also commit over $US690 million to the purchase, installation, and maintenance of baggage screening devices, including inline systems that will increase baggage throughput up to 250 percent. The budget also provides over $80 million for emerging technology at passenger checkpoints. This technology will enhance the detection of prohibited items, especially firearms and explosives, through the use of additional sensors such as whole body imaging, automated explosive sampling, and cash and prosthesis scanners.

6.6 Capital Structure

The capital structure of QRS as at 26 September 2007 was as follows:

Ordinary Shares	26 September 2007
Total Ordinary Shares on Issue	76,140,453
Top Twenty Shareholders - Ordinary Shares	38,980,219
Top Twenty Shareholders - % of Ordinary Shares on Issue	51.19

Source: Share registry report as at 26 September 2007

Listed Options – exercise price of 45 cents expiring 30 June 2012	26 September 2007
Total Ordinary Options on Issue	23,933,962
Top Twenty Options Holders – Options	22,010,720
Top Twenty Options - % of Options on Issue	91.99

Source: Share registry report as at 26 September 2007

The spread of QRS shareholders as at 21 August 2007 was as follows:

Range of Shares Held	No. of Shareholders	Shares	% Issue Capital
1-1,000	962	532,029	0.70
1,001-5,000	1198	3,633,571	4.77
5,001-10,000	415	3,263,694	4.29
10,001-100,000	629	18,635,155	24.47
100,001 – and over	82	50,446,004	66.25
TOTAL	**3,286**	**76,140,453**	**100**

Source: Share registry report as at 21 August 2007

The spread of QRS option holders as at 21 August 2007 was as follows:

Range of Options Held	No. of Option holders
1-1,000	130
1,001-5,000	115
5,001-10,000	49
10,001-100,000	68
100,001 – and over	11
TOTAL	**373**

Source: Share registry report as at 21 August 2007

The number of shares held by the substantial shareholders is detailed below:

Shareholder	Ordinary Shares	% Shares Held
Vision Opportunity Master Fund Ltd	16,963,111	22.28
HSBC Custody Nominees (Australia) Limited	4,030,345	5.29
Citicorp Nominees Pty Ltd	2,833,878	3.72
Little Wing LP	1,674,282	2.20
HSBC Bank Australia Limited	1,666,667	2.19
Total	27,168,283	35.68

Source: Share registry report as at 26 September 2007

The number of listed options held by the substantial option holders is detailed below:

Option holder	Options	% Options Held
Vision Opportunity Master Fund Ltd	15,154,200	63.32
Little Wing LP	1,674,282	7.00
HSBC Bank Australia Limited	1,666,667	6.96
Mr Peter Kikis	1,355,216	5.67
Mr Thomas Kikis	583,010	2.44
Total	20,433,375	85.39

Source: Option registry report as at 26 September 2007

In addition to the above listed options QRS has the following unlisted options on issue. In instances where Vision has an ownership of options we have noted this in the table.

Exercise Price	Expiry Date	Held by Vision	Non-Associated Option Holders
58.7 cents	10 May 2014	2,512,887	1,288,660
79.7 cents	10 May 2014	2,512,887	1,288,660
23.7 cents	10 May 2014	4,957,500	2,542,500
30 cents	31 December 2007	~	5,753,072
60 cents	30 June 2008	~	2,575,749
100 cents	30 September 2010	~	50,500
50 cents	10 May 2012	~	1,020,368

7. VALUATION METHODOLOGIES

7.1 Methodologies commonly used for valuing assets and businesses are as follows:

7.1.1 Capitalisation of future maintainable earnings ("FME")

This method places a value on the business by estimating the likely FME, capitalised at an appropriate rate which reflects business outlook, business risk, investor expectations, future growth prospects and other entity specific factors. This approach relies on the availability and analysis of comparable market data.

The FME approach is the most commonly applied valuation technique and is particularly applicable to profitable businesses with relatively steady growth histories and forecasts, regular capital expenditure requirements and non-finite lives.

The FME used in the valuation can be based on net profit after tax or alternatives to this such as earnings before interest and tax ("**EBIT**") or earnings before interest, tax, depreciation and amortisation ("**EBITDA**"). The capitalisation rate or "earnings multiple" is adjusted to reflect which base is being used for FME.

7.1.2 Discounted future cash flows ("DCF")

The DCF methodology is based on the generally accepted theory that the value of an asset or business depends on its future net cash flows, discounted to their present value at an appropriate discount rate (often called the weighted average cost of capital). This discount rate represents an opportunity cost of capital reflecting the expected rate of return which investors can obtain from investments having equivalent risks.

A terminal value for the asset or business is calculated at the end of the future cash flow period and this is also discounted to its present value using the appropriate discount rate.

DCF valuations are particularly applicable to businesses with limited lives, experiencing growth, that are in a start up phase, or experience irregular cash flows.

7.1.3 Net tangible asset value on a going concern basis ("NTA")

Asset based methods estimate the market value of an entity's securities based on the realisable value of its identifiable net assets. Asset based methods include:

- Orderly realisation of assets method
- Liquidation of assets method
- Net assets on a going concern method

The orderly realisation of assets method estimates fair market value by determining the amount that would be distributed to entity holders, after payment of all liabilities including realisation costs and taxation charges that arise, assuming the entity is wound up in an orderly manner.

The liquidation method is similar to the orderly realisation of assets method except the liquidation method assumes the assets are sold in a shorter time frame. Since wind up or liquidation of the entity may not be contemplated, these methods in their strictest form may not be appropriate. The net assets on a going concern method estimates the market values of the net assets of an entity but does not take into account any realisation costs.

Net assets on a going concern basis are usually appropriate where the majority of assets consist of cash, passive investments or projects with a limited life. All assets and liabilities of the entity are valued at market value under this alternative and this combined market value forms the basis for the entity's valuation.

Often the FME and DCF methodologies are used in valuing assets forming part of the overall Net assets on a going concern basis. This is particularly so for exploration and mining companies where investments are in finite life producing assets or prospective exploration areas.

These asset based methods ignore the possibility that the entity's value could exceed the realisable value of its assets as they do not recognise the value of intangible assets such as management, intellectual property and goodwill. Asset based methods are appropriate when entities are not profitable, a significant proportion of the entity's assets are liquid or for asset holding companies.

7.1.4 Net Realisable Value ("NRV")

NRV is usually appropriate when an asset or business is to be sold or wound up. The NRV should provide a realistic indication of the value that could be obtained in the event of an orderly realisation of assets.

7.1.5 Quoted Market Price Basis

Another alternative valuation approach that can be used in conjunction with (or as a replacement for) any of the above methods is the quoted market price of listed securities. Where there is a ready market for securities such as the ASX, through which shares are traded, recent prices at which shares are bought and sold can be taken as the market value per share. Such market value includes all factors and influences that impact upon the ASX. The use of ASX pricing is more relevant where a security displays regular high volume trading, creating a "deep" market in that security.

7.2 Valuation Methodology Adopted to Value QRS

We have utilised the Net Assets on a Going Concern basis method of valuation as our primary valuation approach. In doing so we have based our valuation on the 30 June 2007 balance sheet of QRS and have made several adjustments for events that have taken place since 30 June 2007.

We have instructed Cottingham Management Company, LLC **("Cottingham")** to prepare a specialist independent valuation report on the value of the intangible assets to enable the fair value of the intangible assets to be reflected in our valuation rather than the cost of developing these intangible assets.

The valuation report obtained from Cottingham is dated 1 March 2007. We have reviewed events between this valuation date and the date of our Report and have not noted any events that have occurred that will significantly affect the valuation prepared by Cottingham. We have noted that the cost of the intellectual property was renegotiated with the vendors during the 2007 financial year. However, these renegotiations have taken place prior to the date of the valuation report from Cottingham and the impacts of these renegotiations incorporated into the valuation by Cottingham.

As QRS is an ASX listed company, the Quoted Market Basis was also considered as a secondary approach. This measure will represent the market's view of the value of QRS. The market value will likely differ somewhat from the net asset value, due to the observable difference between the market perception of the intangible assets and their book value.

In section 8.1, we have valued QRS prior to the Transaction. In section 9, we have analysed the impacts on the value of a QRS share of the Transaction being approved. In section 10 we analysed the impact of non-approval of the Transaction on the value of a QRS share.

8. VALUATION OF QRS PRIOR TO THE TRANSACTION

8.1 Net Asset Valuation of QRS

The value of QRS on a going concern basis before the Transaction occurring has been reflected in our valuation below;

Item	Ref:	Audited 30 June 2007 A$'000	Valuation $'000
Current Assets			
Cash Assets	8.1.1,8.1.5	669	2,190
Receivables		3,338	3,338
Prepayments		55	55
Inventory		3,004	3,004
Total Current Assets		**7,066**	**8,587**
Non-Current Assets			
Intangibles – Intellectual Property	8.1.2	33,858	43,541
Other financial assets		3,526	3,526
Property, plant and equipment		2,999	2,999
Goodwill		~	~
Total Non-Current Assets		**37,998**	**50,066**
Total Assets		**45,064**	**58,653**
Current Liabilities			
Payables	8.1.3	2,740	2,863
Interest-bearing liabilities	8.1.4, 8.1.5	6,202	~
Provisions		478	478
Other Payables		645	645
Total Current Liabilities		**10,065**	**3,986**
Non-Current Liabilities			
Interest Bearing Liabilities		120	120
Other		5,888	5,888
Total Non-Current Liabilities		**6,008**	**6,008**
Total Liabilities		**16,073**	**9,994**
Net Assets		**28,992**	**48,659**
Ordinary Shares on Issue	8.1.1	**50,397,580**	**76,140,453**
Value per share ($)		**0.580**	**0.639**

We do not consider it necessary to adjust the values of any of the items in the QRS balance sheet for the purpose of our valuation as their market value is accurately represented by the carrying value other than the items noted below;

8.1.1 Cash has been increased by $6,340,311 as a result of the rights issue that completed on 17 August 2007. An additional 21,134,373 shares were issued as result of this rights issue.

8.1.2 We have increased the valuation of the Intangibles – Intellectual Property from $33,858,000 to $43,541,236 which has been determined as the fair value of the Assets less the Costs to sell on a marketable, controlling interest basis. The independent specialist valuation has been performed by Cottingham Management Company, LLC ("Cottingham"). A copy of this report has been attached at Appendix 3. We have calculated the valuation of the intellectual property based on the USD $36,962,000 determined by Cottingham at an exchange rate of 1 USD for 1.178 Australian Dollar based on interbank exchange rates at the 30 June 2007.

8.1.3 A management fee of $60,000 and an additional fee based on 1 percent of the gross amount raised was payable to Paterson Securities Limited for organising the rights issue. Based on the capital raised in section 8.1.1 we have calculated this to be an additional fee to be $63,403. We have made an adjustment of $123,403 to creditors for the cost of the rights issue.

8.1.4 The conversion of $1,382,550 of convertible notes into 4,608,500 shares on 20 August 2007.

8.1.5 QRS has repaid the remaining convertible note balances using cash on 6 August 2007. As a result we have decreased cash and the convertible note balances by $4,819,000 on 6 August 2007.

Therefore our assessment is that the net asset value of QRS is $52,059,000. QRS would have 76,140,453 shares on issue, giving QRS a value per a share of 63.9 cents on a net assets on a going concern basis, prior to the Transaction.

8.2 Quoted Market Prices for QRS Securities

We have undertaken a market priced based valuation as a secondary valuation of QRS shares.


12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
-
Volume
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
Share Price ($)
Jun-06
Jul-06
Aug-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Total monthly volume traded on-market
Weighted average on-market monthly share price

Source: ASX

*A 1:10 share split occurred on 5 July 2006 and the above graph is on the basis of the post share spilt adjusted closing prices

An analysis has been performed between 25 May 2006 to 24 May 2007 (the last day shares were actively traded prior to announcement of the rights issue which has lead to the Transaction). The daily price of QRS shares from 25 May 2006 to 24 May 2007 has ranged from a high of $0.80 on 9 November 2006 to a low of $0.31 on 18 April 2007.

To provide further analysis of the market prices for QRS share, we have also considered the weighted average market price for 10, 30, 60 and 90 day periods to 24 May 2007.

Share Price per unit	24 May 2007	10 Days	30 Days	60 Days	90 Days
Closing price	0.340				
Weighted Average price		0.387	0.375	0.384	0.427

Source: ASX

An analysis of the volume of trading in QRS shares prior to 25 May 2007 is set out below:

Prior to 25 May 2007	Share price (low) A$	Share price (high) A$	Cumulative volume traded	As a % of issued capital
1 day	0.330	0.350	78,200	0.16%
1 week	0.330	0.380	611,700	1.22%
1 month	0.330	0.440	3,740,700	7.48%
3 months	0.310	0.470	7,641,400	15.28%
6 months	0.310	0.660	12,834,900	25.66%
12 months	0.310	0.800	32,874,430	65.72%

Source: ASX

Our assessment is that a range of values for QRS shares based on market pricing, is between $0.340 and $0.427

8.3 Value of QRS Securities

	Ref.	Low Value $ per share	High Value $ per share
Net assets on a going concern basis	8.1	0.639	0.639
Quoted market price basis	8.2	0.340	0.427

We have preferred the net assets on a going concern basis as this reflects the market value of the intellectual property rights.

9. Valuation of QRS if the Transaction is Approved

If the Transaction is approved the following events will take place:

- Vision will be entitled to exercise 12,354,611 options issued under the Rights Issue per the Standby Agreement at an exercise price of 45 cents each.
- Vision will be entitled to exercise a further 2,799,589 options at an exercise price of 45 cents.
- Vision will be issued and be entitled to exercise 10,000,000 options at an exercise price of 45 cents each.

9.1 Options

If the options are exercised, Vision must make the following cash payments to QRS

	Exercise Price	Number of Options held	Consideration Payable ($)
Options			
Issued 17 August 2007	45 cents	12,354,611	5,559,575
Issued 20 August 2007	45 cents	2,799,589	1,259,815
To be issued after approval of the Transaction	45 cents	10,000,000	4,500,000
Total Consideration Payable		**25,154,200**	**11,319,390**

As a result of the above analysis, the following minimum and maximum cash flows can occur if the Transaction is approved.

	Cash Received by QRS ($)	Shares Issued to Vision
Maximum Cash flows - Options Are Exercised by Vision	$11,319,390	25,154,200
Minimum Cash flows - Options are not Exercised by Vision	-	-

9.2 Impact on Net Assets per Share

	Reference	Net Assets Per Share Low ($)	High ($)
Net Assets of QRS	8.1	48,659,000	48,659,000
Cash received from exercise of options	9.1	11,319,390	-
Net Assets of QRS if Transaction is approved		59,978,390	48,659,000
Shares on Issue	8.1	76,140,453	76,140,453
Share issued from exercise of options	9.1	25,154,200	-
Shares on issue if Transaction is approved		101,294,653	76,140,453
Net Assets per Share if Transaction is approved.		0.592	0.639

9.3 Conclusion

Based on the analysis is section 9.3, we concluded that the high value per share if the Transaction is approved occurred if the options are not exercised. The value per share under this scenario was calculated at 63.9 cents. The low value per share occurred if the options are exercised. The value under this scenario was calculated at 59.2 cents per share.

Value if Transaction approved	Value per Share ($)	
	Low	High
Net assets per share if Transaction is approved	0.592	0.639

10. Valuation if the Transaction is Not Approved

If the Transaction is not approved Vision will be entitled to $330,000 in liquidated damages payable from QRS for the loss of the right to acquire the options.

10.1 Effect of the payment of liquidated damages on the Value of QRS

If the Transaction is not approved, the net assets of QRS will change as follows:

	Reference	($)
Net Assets of QRS	8.1	48,659,000
Liquidated Damages		(330,000)
Net Assets of QRS if Transaction is not approved		48,329,000
Shares on Issue	8.1	76,140,453
Net Assets per Share if Transaction is not approved		0.635

The above table analyses the impact of the Transaction not being approved. The liquidated damages of $330,000 will impact the net asset position of the Company by decreasing net assets and value by $330,000. As a result of this, the net assets of QRS if the Transaction is not approved will be $48,329,000.

10.2 Conclusion

Value per Share if the Transaction is Not Approved	NTA per Share ($)
Value Per Share	0.635

If the Transaction is not approved, the value per share will be 63.5 cents.

11. Is the Transaction Fair?

The following table summarises our assessment of the value per share if shareholders approve the Transaction and if Shareholders do not approve the Transaction.

	Ref	Low Value per share $	High Value per Share $
Value per share if the Transaction is approved	9.3	0.592	0.639
Value per share if the Transaction is not approved	10.2	0.635	0.635

If Shareholders approve the Transaction the net value per share will range from 59.2 cents to 63.9 cents. If the Transaction is not approved, the value per share is 63.5 cents.

As such in our opinion the Transaction is not fair to Shareholders.

12. Other Considerations

12.1 Alternative Transactions

We are unaware of any alternative transactions that might offer the non-associated shareholders of QRS a premium over the value ascribed to that resulting from the Transaction.

12.2 Premium For Control

ASIC Regulatory Guide 74 requires that the expert give an opinion as to whether the proposed transaction will result in the Company receiving any premium for control. We do not consider that the Transaction will result in a premium for control being paid. As the proposal is not fair a premium for control is not being paid by Vision.

13. Is The Transaction Reasonable?

We have considered the position of Shareholders if the Transaction is approved and have taken into account the following advantages and disadvantages in this assessment.

We have assessed that in all cases the advantages and disadvantages of rejecting the Transaction are the inverse of accepting the Transaction. Thus for simplicity of evaluation of the Transaction we have set out the significant factors only in the context of approving the Transaction.

14. Position if Transaction is Approved

In accordance with our basis of evaluation (Section 5.2) we have investigated other significant factors to which Shareholders might give consideration prior to approving the Transaction. The matters we have considered are outlined below.

14.1 Advantages

14.1.1 Potential for injection of further funds through the exercise of options

If the Transaction is approved, Vision will have the right to exercise 25,154,200 options at an exercise price of 45 cents. The proceeds from these options being exercised will be $11,319,390.

These cash proceeds will provide QRS with the ability to spend further funds on research and development of its QR technology or pursue further merger and acquisition activity without the need to search for and negotiate with alternative funders.

14.1.2 Participation in Shortfall without any cash outflow

As a part of the Rights Issue and the Standby Purchase Agreement Vision has agreed to participate in any *shortfall* potentially up to $6 million of the Rights Issue adjusted for certain clauses as set out in Standby Purchase Agreement.

If QRS was to seek another party to guarantee participation in any shortfall under the Rights Issue the cost of the Rights Issue may be substantially higher and may require a cash fee as opposed to a fee settled in options.

It is beneficial to the Shareholders that participation in the shortfall under the Rights Issue is guaranteed as the Company can then be certain that the minimum subscription per the Rights Issue will be received.

14.1.3 Avoidance of liquidated damages

If the Transaction is not approved QRS will have to pay Vision $330,000 in liquidated damages. If the Transaction is approved QRS will avoid paying the cost of these damages and may be able to use these funds in other areas which will improve QRS' business. As at the 30 June 2007, QRS had cash of $669,000 and the outflow of $330,000 will significantly reduce QRS' cash balances.

14.1.4 Maintaining a sustainable business relationship with Vision

Vision has been a reliable source of financing to QRS as noted per the Rights Issue and the issue of convertible notes on 6 February 2007.

For the 2007 financial year, QRS had an operating cash outflow of $11,864,000. It is likely in the future QRS will require additional financing arrangements to raise additional cash to continue its operations.

If the Transaction is not approved, Vision may not be inclined to provide future financing arrangements for QRS. In the advent QRS is not able to find alternative financing solutions, QRS may not be able to continue as a going concern.

As a result, by approving the Transaction, QRS will be able to maintain its business relationship with Vision. QRS will be more likely to obtain future financing from Vision if the Transaction is approved than if the Transaction is not approved.

14.2 Disadvantages

14.2.1 Potential dilution of share capital to current shareholders

As noted in section 3.2, the non-associated shareholders' ownership can be diluted from 78 percent to 58 percent, as such they may be diluted in their exposure to the Company, its assets and future profits. If Vision share ownership increases above 25 percent it will be able to block QRS passing special resolutions.

14.2.2 Significant Interest held by Vision

Vision, a foreign owned investment fund will have a significant interest in the Company following the approval of the Transaction (see section 3.1). The holdings of Vision may be up to 47 percent if the Transaction is approved and the options issued to Vision exercised. This will allow Vision to exercise a significant influence upon the future strategic decision making of the Company

15. CONCLUSION

We have considered the terms of the Transaction as outlined in the body of this report and have concluded that the Transaction is not fair but reasonable to the non-associated shareholders.

16. SOURCES OF INFORMATION

This report has been based on the following information:

- financial statements for the financial years ended 30 June 2005 and 2006;
- management accounts for the financial year ended 30 June 2007;
- an independent valuation of the intangible assets of the Company, prepared by Cottingham Management Company, LLC ("Cottingham");
- the draft Notice of Meeting and Explanatory Memorandum;
- Share registry reports;
- discussions with the directors and management of QRS and other information provided by them; and
- Information in the public domain.

17. INDEPENDENCE

BDO Consultants (WA) Pty Ltd is entitled to receive a fee of approximately $20,000 (excluding GST and reimbursement of out of pocket expenses). Except for this fee, BDO Consultants (WA) Pty Ltd has not received and will not receive any pecuniary or other benefit whether direct or indirect in connection with the preparation of this report.

BDO Consultants (WA) Pty Ltd has been indemnified by QRS in respect of any claim arising from BDO Consultants (WA) Pty Ltd's reliance on information provided by the QRS, including the non provision of material information, in relation to the preparation of this report.

Prior to accepting this engagement BDO Consultants (WA) Pty Ltd considered its independence with respect to QRS and any of its associates with reference to ASIC Regulatory Guide 42 "Independence of Expert's Reports". In BDO Consultants (WA) Pty Ltd's opinion it is independent of QRS and QRS and their respective associates.

Neither the two signatories to this report nor BDO Consultants (WA) Pty Ltd, have had within the past two years any professional relationship with QRS, or their associates, other than in connection with the preparation of this report and the preparation of a previous independent expert report dated 3 April 2007.

A draft of this report was provided to QRS and its advisors for confirmation of the factual accuracy of its contents. No significant changes were made to this report as a result of this review.

18. QUALIFICATIONS

BDO Consultants (WA) Pty Ltd has extensive experience in the provision of corporate finance advice, particularly in respect of takeovers, mergers and acquisitions.

BDO Consultants (WA) Pty Ltd holds an Australian Financial Services Licence issued by the Australian Securities and Investment Commission for giving expert reports pursuant to the Listing rules of the ASX and the Corporations Act.

The persons specifically involved in preparing and reviewing this report were Sherif Andrawes, Matt Giles, Caitriona Callaghan and Chu Kwa of BDO Consultants (WA) Pty Ltd. They have significant experience in the preparation of independent expert reports, valuations and mergers and acquisitions advice across a wide range of industries in Australia.

19. DISCLAIMERS AND CONSENTS

This report has been prepared at the request of QRS for inclusion in the Explanatory Memorandum which will be sent to all QRS Shareholders. QRS engaged BDO Consultants (WA) Pty Ltd to prepare an independent expert's report to consider fairness and reasonableness of the Transaction.

BDO Consultants (WA) Pty Ltd hereby consents to this report accompanying the above Explanatory Memorandum. Apart from such use, neither the whole nor any part of this report, nor any reference thereto may be included in or with, or attached to any document, circular resolution, statement or letter without the prior written consent of BDO Consultants (WA) Pty Ltd.

BDO Consultants (WA) Pty Ltd takes no responsibility for the contents of the Explanatory Memorandum other than this report.

BDO Consultants (WA) Pty Ltd has not independently verified the information and explanations supplied to us, nor has it conducted anything in the nature of an audit of QRS. However, we have no reason to believe that any of the information or explanations so supplied are false or that material information has been withheld.

BDO Consultants (WA) Pty Ltd has also considered and relied upon an independent specialist valuation of the intellectual property held by QRS which was prepared by Cottingham.

Cottingham possess the appropriate qualifications and experience in the intellectual property industry to make such assessments. The approaches adopted and assumptions made in arriving at their valuations are appropriate for this report. We have received the consent of the valuer for the use of their valuation report in the preparation of this report.

The statements and opinions included in this report are given in good faith and in the belief that they are not false, misleading or incomplete.

The terms of this engagement are such that BDO Consultants (WA) Pty Ltd has no obligation to update this report for events occurring subsequent to the date of this report.

Yours faithfully
BDO CONSULTANTS (WA) PTY LTD

Sherif Andrawes
Director

Matt Giles
Director

Appendix 1 – Glossary of Terms

Reference	Definition
The Act	The Corporations Act
ASIC	Australian Securities and Investments Commission
ASX	Australian Securities Exchange Limited
Backstop Amount	$6,000,000 Australian Dollars
Baxall	Baxall Australia Pty Ltd
BDO	BDO Consultants (WA) Pty Ltd
Cottingham	Cottingham Management Company, LLC
DCF	Discounted Future Cash Flows
EBIT	Earnings before interest and tax
EBITDA	Earnings before interest, tax, depreciation and amortisation
FME	Future Maintainable Earnings
Our Report	This Independent Expert's Report prepared by BDO
QRS	QRSciences Holdings Limited
NTA	Net Tangible Assets
Rights Issue	On the 27 June 2007, QRS issued a prospectus offering shareholders of QRS three new shares for every five shares held at an issue price of 30 cents plus a free option at an exercise price of 45 cents for every new share
Shareholders	Shareholders of QRS not associated with Vision
Standby Purchase Agreement	The main terms of this agreement are as follows: ♦ The agreement between QRS and Vision is entered into to reduce any shortfall in the Rights Issue. ♦ Vision will subscribe for and exercise rights under the Rights Issue to obtain an amount of shares up to an aggregate amount not exceeding $6,000,000 ("Backstop Amount"). ♦ Vision's agreement to subscribe for the first $1,239,000 of shares is made on the understanding that Arcadia Securities LLC will concurrently subscribe for $1,239,000 of any shortfall under the Rights Issue. ♦ The Backstop Amount will be reduced by the gross proceeds of QRS' shareholders applications for the Rights Issue and QRS' convertible note holders converting their notes into ordinary shares. ♦ As compensation for the above arrangement Vision will subject to shareholder approval be issued 10,000,000 options exercisable at 45 cents each. If shareholder approval is not obtained on or before 30 Novemebr 2007(or such later date as agreed) to Vision, QRS will have to pay Vision $330,000 in liquidated damages.
The Company	QRSciences Holdings Limited
The Transaction	♦ Vision will have the right to exercise 12,354,611 options which were issued under the right issue per the Standby Purchase Agreement. These options are exercisable at a strike price of 45 cents. ♦ Vision will have the right to exercise 2,799,589 options exercisable at a strike price of 45 cents. ♦ Vision will be issued 10,000,000 options and have the right to exercise these options. These options are exercisable at a strike price of 45 cents
Vision	Vision Opportunity Master Fund, Ltd

Appendix 2 – Competitors

Aigis Blast Protection offers blast protection and helps its clients by identifying possible areas of attack and producing innovative blast protective solutions to reduce the hazard to people and building structures

Gilardoni offers a complete range of luggage screening systems, ranging from small hand baggage control systems to mobile systems for large objects. Multi-energy scanning techniques allow Gilardoni's equipment to detect plastic explosives, weapons and contraband, through high resolution images, acoustic alarms and colour coding.

ICX Technologies offers handheld screening devices, airport CCTV solutions and infrared surveillance

L-3 Communications Security & Detection Systems offers X-ray security screening systems.

Optosecurity offers the world's first X-ray checkpoint upgrade that automatically detects weapons and identifies liquid threats. It can be field deployed with minimal operator training and no physical changes to checkpoint security.

Quadratica provides software that allows trainers to train security screening staff. Our X-Screen advanced simulation system has the ability to build complete bags from scratch, which are still x-ray correct, erasing the need for bulky image libraries and time consuming bag captures.

Scintrex Trace develops innovative and proprietary trace detection products and systems to help airport security and law enforcement agencies around the world detect explosives, drugs and other noxious substances.

Sionex is a high technology company that provides its partner companies with breakthrough chemical and biological sensor chips and systems based on its proprietary microDMx™ detection technology.

Smiths Detection specialises in the detection and identification of chemicals, explosives, biological agents and drugs. It supplies x-ray and millimetre-wave security imaging systems, and adds smart video systems for network control.

Appendix 3 – Cottingham Valuation

Fair Market Value Analysis
Of a Controlling Interest in the Intangible Assets
Of QRSciences Holdings Limited
As requested by: BDO Consultants (WA) Pty Ltd

As of
February 22, 2007

Final Report

Prepared by:
Cottingham Management Company, LLC

March 1, 2007

BDO Consultants (WA) Pty Ltd
March 1, 2007

Introduction

In response to the request from BDO Consultants (WA) Pty Ltd., Cottingham Management Company, LLC ("Cottingham") has prepared an opinion of the fair value of the Intangible Assets (the "Assets") of QRSciences Holdings Limited (the "Company" or "QRS") on a marketable, controlling interest basis as of February 22, 2007, the Valuation Date ("DOV").

This report has been prepared to assist management with financial reporting requirements in accordance with Australian Accounting Standard AASB 136 (the "Standard"). This Report outlines our analysis and renders our conclusion of value only for the Assets at the DOV and in compliance with the Standard. No other purpose is intended nor should be inferred.

Fair Value is defined by the Standard as the amount obtainable from the sale of an asset (or cash-generating unit) in an arm's length transaction between a willing buyer and a willing seller when the former is under no compulsion to buy and the latter is under no compulsion to sell while both parties have reasonable knowledge of relevant facts. Our opinion, and the appraisal process that we follow, is determined in accordance with the Standard as well as the generally accepted guidelines set forth in U.S. Revenue Ruling 59-60, C.B. 1959-1, 237, which promulgates consideration of those factors affecting the operations of the Company and its ability to generate future investment returns. These factors are:

1. The nature and history of the Company;
2. The general and specific industry, economic conditions, and market outlook;
3. The book value of the Company and its financial condition;
4. The earnings capacity of the Company;
5. The Company's dividend-paying capacity;
6. The existence of goodwill or other intangible value within the Company;
7. Sales of the Company stock and the size of the block being valued; and,

8. The market price of stocks of corporations engaged in the same or similar lines of business, having their stocks actively traded on a free and open market, either on an exchange or over-the-counter.

Our analysis includes a review of the following materials and documents:

1. The Company's audited Financial Statements for fiscal years 2002 - 2006, inclusive;
2. QRSciences report: "What Is Quadrupole Resonance?";
3. QRSciences AGM Presentation of Wednesday, 29 November 2006;
4. A Company Historical Timeline;
5. QRSciences' Ltd. Patents dated December 5, 2005;
6. InVision Data:
    a. Quantum Acquisition Agreement Press Release September 3, 1997;
    b. InVision Technologies, Inc. 8-K SEC Filing of September 30, 1997;
    c. InVision website data:
        i. Company Overview;
        ii. Company History;
    d. InVision 10-K SEC Filing of March 15, 2004;
    e. InVision stock ownership and issuance records 1995-2004 from SEC 10-K Filings;
    f. InVision Technologies, Inc. – Laguna Research Partners' Performance Report of February 5, 2002;
7. General Electric Inc. press release on Acquisition of InVision March 15, 2004;
8. GE-InVision 10-Q SEC Filing of November 4, 2004;
9. Research reports:
    a. *Homeland Security and Homeland Defense Outlook 2006 – 2015.* Report from Homeland Security Research Corporation;
    b. *Hand-held Baggage, Mailroom and Parcel Screening Market Report 2003 – 2010.* Report from Homeland Security Research Corporation;

10. Electronic publications on mergers and acquisitions by other companies in the related industry, including:
    i. L-3, Millivision, Analogic;
    ii. OSIS Systems, Inc. SEC Filing 10-K 6/30/99;
    iii. OSIS Systems, Inc. website files – Company History;
    iv. L-3 Company/Products Overview;
    v. Smith's Detection Press Releases;
    vi. General Electric SEC and other public filings;
    vii. BTG Plc public filings;
    viii. Analogic, Corp: Company History / Product Development; and,

11. Company marketing brochures and other literature.

Additional relevant information regarding the industry, the economic outlook, plus stock market and financial data were obtained from sources deemed to be reliable. Lastly, we conducted a management interview with Mr. Simon Bedford, Director.

QRSciences Holdings Limited

Clearwater Group Limited was listed on the Australian stock exchange on December 2, 1987. QRSciences was founded in 1995 and incorporated in Western Australia. The Company initially focused on ground penetrating radar and radio frequency technology ("RFT") primarily in search for minerals, but also for land mine detection. At the General Meeting of December 12, 2002, the shareholders of Clearwater Group Limited voted unanimously to approve the changing of its business to investment development capitalist with the primary emphasis being the investment into QRSciences Limited.

On December 30, 2002 Clearwater Group Limited closed a takeover bid for QRSciences Limited with a shareholding of 48 percent and consolidated the results of QRSciences Limited effective January 1, 2003. On September 24, 2003, the Company changed its name from Clearwater

Group Limited to QRSciences Holdings Limited. In April 2005, the Company completed the acquisition of QRSciences Limited.

In addition to trading on the Australian stock exchange under the ticker of QRS, the Company's equity trades as Level I American Depository Receipts (ADRs) in the over-the-counter (OTC) market through the Bank of New York under the ADR ticker code of QRSNY.PK.

History of the Company

In 1996, due to its success with Quadrupole Resonance Technology ("QRT"), and the Gore Commission flagging the technology as a likely candidate for inclusion into public aviation security systems, QRSciences implemented an aggressive research and development program. By 1997, QRS had focused all research & development on QRT and, in 1998 the Company's "QR" team achieved comprehensive detection of a range of difficult to detect explosives. The Company then produced a number of explosive detection prototypes which proved successful in trials at Perth Airport, Australia and at Manchester Airport, UK. These successes eventually helped the Company complete certification as an Advanced Technology (AT) explosives detection system (EDS) following trials by the TSA, the commercial phase of the Company's operations began.

In late 2002, the Company licensed key intellectual property ("IP") from BTG Plc ("BTG") and following this put in place a technology licensing agreement making available QR technology to Lockheed Martin Corporation. Later technology licensing agreements were also put in place with L-3 Communications Security and Detection Systems and Rapiscan Systems. In November 2003, the Company initiated a joint development exercise with Rapiscan – one of the world's leading scanning technology companies and a wholly-owned subsidiary of OSI Systems. Rapiscan is a leader in the US checkpoint market and currently has equipment placed in 50 percent of all US checkpoints. The two companies aimed to combine Quadrupole resonance and X-Ray systems. In January 2004 the Company sold a T3000 machine to Rapiscan and a T3-02 prototype to L-3. The Company launched the QXR 1000 with Rapiscan Systems for use in the international aviation security screening market in 2005. The QXR 1000 provides a new layer of explosive detection capability and functionality to Rapiscan's market share of approximately 2,000 X-Ray systems deployed at carry-on checkpoints at U.S. airports. QRSciences also developed and supplies the T3-03 standalone QR baggage screening system directly and through distribution partners in certain territories. After successful trials QRS has joined Singapore Technologies Electronics to market the T3-03 in Asia and the Middle East. QRSciences is one of only two companies engaged in the development and commercialization of QRT based products.

In February of 2006 QRSciences exercised its option to acquire 14 patent families from BTG. These patents are linked to QRS core QRT. The result of the transaction is that QRS now holds the world's most comprehensive IP portfolio in the field of quadrupole resonance.

During 2006 QRS signed a Preferred Pricing and Purchase Agreement with Rapiscan to support commercial roll-out of the QXR1000. The agreement provided for preferred pricing and distribution rights for Rapiscan tied to a minimum revenue amount to QRS of USD 33 million over four years.

Additionally General Electric, Inc. ("GE") and QRS signed a cross licensing agreement whereby either company can exploit the others' intellectual property. Subsequent to this GE developed the GEShoeScanner using QRS' quadrupole resonance intellectual property. GE is one of the largest security screening companies in the world and is positioning the product for roll-out in the US Government Registered Traveler program. QRS will receive royalties on any product sold by GE. At the same time QRS is developing a competing product to the GEShoeScanner. In discussions with QRS management, the competing product will in no way jeopardize the cross licensing agreement with GE.

In June 2006 QRSciences signed an agreement with Spectrum to sell and distribute the SentryScope TM video surveillance video system in Australia, Japan, Taiwan and India.

Additionally in September 2006 QRS entered into an agreement with AstraZeneca, Merck, Sharp, Dohme and King's College London to develop a QR based pharmaceutical quality control and assurance analysis instrument. QR can be used in the quantification of pharmaceuticals as well as for analysis and quality control in all stages from the manufacturing to the distribution process.

The Technology

Quadrupole Resonance Technology is closely related to Magnetic Resonance Imaging ("MRI") – a widely used complement to X-Rays in healthcare -- and is a complement to Computed Tomography ("CT") and all other forms of X-ray screening used in explosive detection systems.

QRT has a broad range of applications including detection of explosives, narcotics and biochemicals, as well as in pharmaceutical quality control, mineral process control, and assay, lab instrumentation, and other environmental science applications. QRT provides high detection rates, with low false positives, for selected types of explosives and narcotics.

QRT is an extremely effective complement to X-rays in aviation security. It has the ability to significantly improve detection of plastic explosives in baggage by adding an automated screener assist feature to the current visual based systems. It also provides significantly better detection of chemical components found in the most difficult to detect sheet explosives. QRT based systems are also relatively operator independent, reducing the need for carefully trained and costly operators.

Industry Outlook

The years 2003-05 are considered the "big-bang" for those firms in the security industry that specialize in the development and distribution of products or technologies to combat terrorism. These products range from gamma-ray detectors used to scan ships at seaports to hand-held devices used to find explosives using trace or vapor detection. The commercial airport industry accounts for over 40 percent of the demand for inspection devices. The United States alone accounts for nearly one-half of screening and detection spending, more than the European Union, Australia, Japan, Canada, and Mexico combined.

Worldwide spending on public security – defense and intelligence communities plus homeland security and homeland defense -- is expected to exceed a trillion U.S. dollars in 2005. This is almost 4 percent of worldwide GDP -- a figure that is projected to grow at about 5 percent annually for the next decade.

The majority of terrorist attacks are expected to include improvised, military or commercial explosive devices or concealed weapons but emerging threats include dirty bombs, bioweapons and other weapons of mass destruction (WMDs).. Screening hand-carried baggage and small packages for explosives is however, a need that transcends transportation security, expanding into almost every civil activity that involves large numbers of people and a public/private facility. The potential market for screening equipment is large and growing. The total outlay for baggage and mail screening equipment, including service and infrastructure construction, was USD 500 million in 2000 and is expected to be USD 9 billion in 2010 – a 40 percent compound annual growth rate. By 2010, experts believe that approximately 7 billion hand-carried bags will be screened in airports annually.

"X-ray screening is helpful in preventing armed airline hijacking when guns and knives are the primary weapons. However, terrorists have developed more advanced and more deadly threats using liquid and plastic explosives that do not have recognizable shapes or densities."

Scanning systems based on QRT are part of the bulk detector product sector whose main use is for baggage screening. Bulk detectors are those systems and technologies that can detect the presence of relatively large "chunks" of explosive or explosive-like materials. Total worldwide sales and deployments of QRT based detection systems as of 2006 was equal to less than 15 units with most sales occurring in the U.S.

As of 2005, two companies worldwide have the technology to supply QRT based systems. The bulk baggage screening market will be active due to expansion of security screening along with the replacement of and the augmentation of X-ray machines.

Not only is the type of technology expected to undergo a shift but so is the primary security product consumer. The private sector will be the largest consumer of bulk-screening detection systems and the airport/seaport sector will become the smallest consumer with the number of systems in place doubling overall.

In October 2005, QRSciences and Rapsican Systems combined QRT with X-ray technology to launch the QXR1000. This machine has the ability to detect plastic explosives and weapons in carry-on baggage and is the first QRT/X-ray system that is readily integrated into current checkpoints. The QXR1000 machine and its QR only standalone variant, the T3-03, have recently been tested in the laboratory and airport environments by government agencies, regulators and customers in Italy, the U.S. and Singapore. With the availability of this EDS, QRSciences will be one of only two companies with a working (TSA tested) QRT machine available for sale. QRS has subsequently partnered with Rapiscan to distribute the product and Rapiscan signed an agreement to place a minimum of USD 33 million in orders from QRS in the next four years to retain preferred pricing and certain distribution rights. As of January 24, 2007 Rapiscan has received a follow on order for two additional QXR1000 units from the United States Federal Government. QRSciences will supply two C3-03 QR subsystems, an integral part of the co-developed QXR-1000, to Rapiscan to fulfill the order under the preferred pricing and licensing agreement between the parties. Aside from the United States Government other countries are also focusing their attention on QR based systems, the UK Government recently purchased a T3-02 narcotics screening system. This is the first of its kind sold by QRSciences. UK Customs agents are expected to begin using the system in field inspections in February 2007. Another country taking action is the United Arab Emirates (UAE) which recently purchased two units of T3-03 explosive detection system for use in Al Dhafra Air Base, the largest military base in the country. Both the T23-02 and the T3-03 use proprietary QR technology, indicating that QRS is successfully utilizing and *profiting* from its recent acquisition of QR patents.

Further developments in the quadrupole resonance field have recently been the development and commercial sale by GE of the GEShoeScanner. This product has been launched as part of the US Governments Transportation Security Administration Registered Traveler program. At present it has been placed in five airports with another 20 airports expected to participate in the near future. It is expected that once the registered traveler program has completed its roll-out, airports will start to adopt certain of the technological advances associated with the program into the main stream security screening process. With 2,000 security lanes in the United States and at approximately $150,000 per screening unit, the revenue potential to QRS is significant. Because of its large marketability applications the ShoeScanner device could also be used in non-aviation applications such as subway, border crossings, prisons and embassy security expanding the total market for ShoeScanner to 50,000 – 75,000 devices worldwide. Because the GE ShoeScanner device utilizes patented QR technology owned by QRS, the company expects to generate significant royalty income in the range of $3,000 to $4,000 per unit.

At the same time, QRS is developing their own shoe scanner to compete with the GE product which will be made available to other registered traveler service providers and other high security applications and facilities. It is expected that this product will deliver additional revenues to QRS.

QRS further enhanced its position in QRT by exercising its option to purchase 14 patent families from BTG. BTG is a United Kingdom based company with a market capitalization in excess of USD 400 million. It is traded on the London Stock Exchange under the ticker BGC. BTG is the third largest shareholder of QRS. However, due to the size of BTG and the fact that it is a United Kingdom based company subject to the London Stock Exchange rules and regulations, we believe that the transaction was an arm's length transaction that placed a fair market value on the intellectual property being purchased. Therefore we believe that the newly acquired technology is unimpaired.

Other

The Vendors

The following list contains currently active vendors in the baggage and mail screening sector:

- Smiths Detection: Barringer Technologies, Inc.; Graseby Dynamics Ltd.;- Heimann Systems Corp.
- Ion Track Instruments, Inc. (Now part of GE)
- Hitachi High Technologies America, Inc. (HHTA)
- Thermo Electron
- Astrophysics
- InVision (now part of GE)
- American Science & Engineering, Inc. (AS&E)
- Electronic Sensor Technology
- OSI Systems: Rapiscan Systems
- Todd Research Ltd.
- Vidisco, Ltd.
- L-3 Communications Corporation: PerkinElmer (and Vivid)
- Control Screening
- Gilardoni S.p.A

Financial Condition of the Company [1]

The Company's historical balance sheets and income statements (drawn from the Company's financial statements) for the fiscal years ended June 30, 2002, through December 31, 2006 are attached as Exhibits I-1 and I-3 to this Report, with Exhibits I-2 and I-4 as the common size complements to financial statements. Exhibit I-5 summarizes key financial ratios of the Company.

Paragraph 12 of AASB 136 advises that in "assessing whether there is any indication that an asset be impaired, an entity shall consider, as a minimum, the following indications:

> Evidence from internal reporting that indicates that an asset may be impaired includes the existence of:
>
> (a) cash flows for acquiring the asset, or subsequent cash needs for operating or maintaining it, that are significantly higher than those originally budgeted;
> (b) actual net cash flows or operating profit or loss flowing from the asset that are significantly worse than those budgeted;
> (c) a significant decline in budgeted net cash flows or operating profit, or a significant increase in budgeted loss, flowing from the asset; or,
> (d) operating losses or net cash outflows for the asset, when current period amounts are aggregated with budgeted amounts for the future."

Our review of the financial statements of the Company afforded a level of assurance that these imperatives are being met.

Total assets of the Company were AD 3.6 million at June 30, 2002, of which AD 3.0 million or 82.77 percent were other financial assets. Total assets grew to AD 45.0 million at December 31, 2006, of which AD 34.3 million or 76.27 percent were intangible assets. The intangible asset

[1] An understanding of the Company's financial performance and financial structure is critical in assessing the ability of the company to operate as a going concern and therefore protect and develop the Assets in the future.

value decreased by AD 5.1 million during the six month period to December 31, 2006 due to the renegotiated payment terms with BTG International. During the same period cash had increased from AD 0.4 million to 1.2 million, which had been raised out of the public market through issuance of securities. The use of the common stock of the Company has provided QRS with sufficient cash to sustain it for the foreseeable future as the Company expects to achieve a breakeven run-rate at the earnings before interest and tax (EBIT) level towards the end of the current financial year. Interest bearing debt of AD 3.8 million at June 30, 2003 has been reduced to AU 273,000 providing a secure platform to enable the Company to develop its QRT related products.

Revenue from ordinary activities has increased from AD 0.4 million in 2003 to AD 7.7 million for the trailing twelve months ending December 31, 2006, as the Company derived income from trading income, outsourced engineering, government funded contract research and a small amount of direct sales as the Company brought products to market. Pursuant Company press releases management expects that revenues will increase to between AD 14 – 16 million in 2007 which is expected to be sufficient to provide the Company with a break even run-rate on the EBIT level. Based on the half yearly results of the Company it appears that this target is obtainable. As the products marketed by General Electric and Rapiscan mature these revenues are expected to increase. Furthermore, development of the Advanced Metal Detection Technology and the QRS shoe scanner product lines should start to add to revenues in late 2007 and 2008. In addition, the 27.4 percent acquisition of Spectrum San Diego will add to revenues in 2007.

Reviewing the ratios the negative working capital balance caused by the acquisition of the 14 patent families from BTG has been rectified. Based on management outlook for 2007, this balance should remain at a normal level as sales accelerate, licensing revenues for the technology are received and the Company achieves its targeted break even EBIT run-rate.

Though the SentryScope camera and the Castscope do not incorporate QR technology they are expected to be a source of revenue for the company in the future. With a full roll out of Castscope expected in a few years sales are expected to reach nearly $20 million in the United States with a global market potential of an additional $60 million. An additional $30 million in maintenance contracts is also expected.

It appears that the above developments will provide QRS with sufficient revenues to eliminate the cash burn and ensure the viability of the Company in the foreseeable future. In addition, QRS management assured us that there is sufficient demand for follow-on offerings of QRS common stock such that the Company will meet its needs for additional liquidity.

Valuation of QRSciences Holdings Limited

Appraisers generally look to more than one valuation approach as a reasonableness test of the results of the analysis. We have determined that of the three valuation approaches (cost, market and income) two were appropriate for this analysis. However, according to AASB 136 paragraph 19, "it is not always necessary to determine both an asset's fair value less costs to sell (market approach) and its value in use (income approach). If either of these amounts exceeds the asset's carrying amount, the asset is not impaired and it is not necessary to estimate the other amount." We investigated the market approach because its application provides the most objective indication of any valuation methodology. And, in fact, the market approach provided adequate evidence that the Assets were not impaired and therefore the second step of the analysis was not necessary.

Market Approach

The market approach applies evidence from the market either in the form of prior transactions of the company's assets or stock, transactions of assets or stock of similar closely-held companies, or market data from publicly-held companies (guideline company analysis) as indicators of value of assets or stock at the valuation date.

In accordance with AASB 136 paragraph 25, "the best evidence of an asset's fair value less costs to sell is a price in a binding sale agreement in an arm's length transaction, adjusted for incremental costs that would be directly attributable to the disposal of the asset." Furthermore in paragraph 27, "if there is no binding sale agreement or active market for an asset, fair value less costs to sell is based on the best information available to reflect the amount that an entity could obtain, at the reporting date, from the disposal of the asset in an arm's length transaction between knowledgeable, willing parties, after deducting the costs of disposal. In determining this amount, an entity considers the outcome of recent transactions for similar assets within the same industry. Fair value less costs to sell does not reflect a forced sale, unless management is compelled to sell immediately."

Transaction Analysis

We reviewed several databases in order to obtain market data regarding mergers and acquisitions in the security industry, in particular those that occurred near the DOV. See Exhibit II. The lack of information and the dearth of companies with operating characteristics that closely resemble those of QRSciences made application of the transactions method problematic. The Company's size, market niche, and the unique characteristics of the Assets (among other factors) led to the identification of only one company that was comparable to QRS at the time of acquisition. This was the acquisition of Quantum Magnetics.

Quantum Magnetics, Inc.

Quantum Magnetics ("QM"), was acquired by InVision in September 1997 for an initial investment of USD 1.3 million in cash and 777,562 shares of InVision for a total of USD 13 million for all outstanding equity (see Exhibit III). At the time InVision acquired QM, QM had limited revenues and no material, identifiable assets other than the QRT intellectual property. As such, substantially all of the acquisition value was assigned to the acquired intangible assets.

We tested the intangible assets to determine what percent of these assets could be assigned to QRT. Based on our analysis and on a review of the purchase agreement between QM and InVision, it appeared that all of the intangible asset value should be assigned to QRT. Every product developed at QM was based on QRT. Moreover, in the acquisition documentation, InVision stated that the reason for the acquisition was to be able to develop this technology further for inclusion in InVision products. Thus we concluded that almost 86 percent of the assets of QM were related to QRT (Exhibit IV).

In December 2004, InVision was acquired by GE for USD 900 million in cash or equivalents. At that time, InVision had 17 million shares outstanding of which 777,562 or 4.6 percent were the shares issued for the QM acquisition. On closer review, at the time of the acquisition the original QM intangible assets were being used in three of the seven InVision products (excluding Yxlon products as GE was forced to dispose of this segment of InVision) and were being developed and tested in four new products. The inclusion of the QM technology in these products and developments provides adequate support for the value of QM's intellectual property assets (Exhibit V and Exhibit VI).

While this acquisition was completed in December of 2004 and the valuation is for February 22, 2007, there is the possibility that the acquisition is too far in the past to be used as a reasonable basis of value. However, our research on the development of the QRT by GE, Rapiscan and QRS points to a technology that is not stagnant but is rapidly coming of age. The joint marketing and development of the QXR1000 with Rapiscan and the cross licensing agreement with GE who has developed and is in the process of selling the GEShoeScanner to the US Government Registered Traveler program, in our opinion, validate the technology and provide sufficient evidence to support the December 2004 valuation.

Additionally, in review of BTG, we view the purchase of the 14 patent families by QRS as an arm's length transaction and as such at present there is no impairment of these intangibles as they were acquired less than one year prior to the Date of Value. In addition, subsequent to the purchase of the patent families, certain of these patents have been included in commercially viable products.

Valuation Indication – Market Approach

Based on the above transaction analysis, the fair value of the QRS Quadrupole resonance technology on an aggregate controlling interest basis was **USD 41.069 million** (rounded). This *indication of value* represents the value of the Assets on a marketable, controlling interest basis.

As a *reasonableness test* we reviewed the GE acquisition documentation and discovered that, of the acquisition amount of USD 900 million, GE allocated USD 614 million to intangible asset value (Exhibit VI). Using this number as a base, we calculated that the fair value for the Assets represents 6.7 percent of all intangible asset value.

Controlling Interest Premium

Certain adjustments are necessary to the above indications of value to determine the value of the Assets on a privately held, minority interest basis. As mentioned above, the discounted cash flow analysis and transaction analysis represent the value of the Assets on a marketable, controlling interest basis. Therefore no adjustment to reflect a controlling interest is necessary.

Lack of Marketability Discount

The concept of a discount for lack of marketability is based on the premise that an interest in a business that is readily marketable is worth more than an interest in a comparable business that is not readily marketable. The owner of a minority interest in a closely held business cannot sell his or her shares in a public market to achieve liquidity. This disadvantage will typically require a discount to the gross value of the interest.

Empirical evidence on the subject of marketability discounts includes several studies on the observed discounts of sales of restricted shares of publicly traded companies. While these studies provide guidance with which to begin an analysis, it is important to note that the particular circumstances involved in each case must be viewed critically to arrive at an appropriate discount. Our indications of value reflect the fair value of the Assets on a controlling basis. Thus a discount for lack of marketability is not appropriate.

Cost of Disposal Discount

In accordance with AASB 136 paragraph 28, "costs of disposal, other than those that have been recognized as liabilities, are deducted in determining fair value less costs to sell. Examples of such costs are legal costs, stamp duty and similar transaction taxes, costs of removing the asset, and direct incremental costs to bring an asset into condition for its sale." In review of similar transactions of intellectual property, it is our opinion that the cost to dispose of the Assets of QRS would not exceed 10 percent of the value of the intellectual property. As such we have applied a 10 percent discount to the value indicated by the Market Approach to arrive at a conclusion of Fair Value less Costs to Sell as promulgated by AASB 136.

Based on the value indicated by the market approach of USD 41.069 million, we conclude that the fair value of the Assets less the Costs to Sell results in a marketable, controlling interest basis of USD 36,962,000 or AD 46,941,000 (Exhibit VII).

Conclusion of Value

In determining and indication of the fair value of the Intangible Assets of QRSciences Holdings Limited at February 22, 2007, we used as our primary methodology the transaction analysis. The result of the transaction analysis was an indication of value that was greater than the carrying cost of the Intangible Assets, thus we conclude that there is no impairment.

This report is subject to the Appraisal Certification and Assumptions and Limiting Conditions attached hereto. We are independent of QRSciences Holdings Limited and all related parties.

Respectfully submitted,
Cottingham Management Company, LLC

Stephen Bick, CFA, CMA, CIRA
Partner

Michael Willoughby, Ph.D., CFA
Partner

APPRAISAL ASSUMPTIONS & LIMITING CONDITIONS

This value opinion report has been prepared pursuant to the following general assumptions and general limiting conditions:

1. We assume no responsibility for the legal description of real property or matters including legal or title considerations. For real property included in this appraisal, we were not furnished legal descriptions or other detailed site and improvement drawings. Title to the subject assets, properties, or business interests is assumed to be good and marketable unless otherwise stated.

2. The subject assets, properties, or business interests are appraised free and clear of any or all liens or encumbrances unless otherwise stated.

3. We assume responsible ownership and competent management with respect to the subject assets, properties, or business interests.

4. The information furnished by management is believed to be reliable. However, we issue no warranty or other form of assurance regarding its accuracy.

5. We assume that there is full compliance with all applicable federal, state, and local regulations and laws unless noncompliance is stated, defined, and considered in the appraisal report.

6. We assume that all required licenses, certificates of occupancy, consents, or legislative or administrative authority from any local, state, or national government, private entity or organization have been or can be obtained or renewed for any use on which the valuation opinion contained in this report is based.

7. Possession of this valuation report, or a copy thereof, does not carry with it the right of publication. It may not be used for any purpose by any person other than the party to whom it is addressed without our written consent and, in any event, only with proper written qualifications and only in its entirety.

8. We, by reason of this valuation, are not required to give testimony, or to be in attendance in court with reference to the assets, properties, or business interests in question unless arrangements have been previously made.

9. This valuation report has been prepared in conformity with, and is subject to, the requirements of the code of professional ethics and standards of professional conduct of the professional appraisal organizations of which we are members.

10. Disclosure of the contents of this valuation report is governed by the bylaws and regulations of the Institute of Chartered Financial Analysts.

11. No part of the contents of this report, especially any conclusions of value, the identity of the appraisers, or the firm with which the appraisers are associated, shall be disseminated to the public through advertising, public relations, news, sales, or other media without our prior written consent and approval.

12. We assume no responsibility for any financial reporting judgments, which are appropriately those of management. Management accepts the responsibility for any related financial reporting with respect to the assets, properties, or business interests encompassed by this appraisal.

APPRAISAL CERTIFICATION

We certify that, to the best of our knowledge and belief:

- We have not physically inspected the assets, properties or business interests encompassed by this appraisal.
- The statements of fact contained in this report are true and correct.
- The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are our personal, unbiased professional analyses, opinions, and conclusions.
- We have no present or prospective interest in the property that is the subject of this report, and we have no personal interest or bias with respect to the parties involved.
- Our compensation is not contingent on an action or event resulting from the analyses, opinions, or conclusions in, or the use of this report.
- Our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice.
- No one provided significant professional assistance to the persons signing this report.

Stephen Bick, CFA, CMA, CIRA
Partner

Michael Willoughby, Ph.D., CFA
Partner

PROFESSIONAL QUALIFICATIONS

STEPHEN P. BICK, CFA, CMA, CIRA
Partner

Education and Experience

Mr. Bick received his BA in Economics and Business Finance from the University of Cape Town in 1987. He is a Chartered Financial Analyst (CFA), a Certified Management Accountant (CMA), and a Certified Insolvency and Restructuring Analyst (CIRA) and a Registered Investment Advisor (RIA).

Mr. Bick's diverse business background has enabled him to gain invaluable business valuation and financial consulting experience. He is a Partner with Cottingham Management Company, LLC, a San Diego based financial consulting company where, in addition to providing business consulting, turnaround and bankruptcy services, he operates as Portfolio Manager of Cottingham Aggressive Growth Fund, L.P., a US equity long/short hedge fund, Pacific Homes Investment Fund, LLC, a US mortgage investment fund and manages a fund of funds, Cottingham International Investment Company, LLC.

Mr. Bick previously worked as a turnaround strategist with Kroll Zolfo Cooper were he performed business valuations, analyzed the risk in energy trading strategies and was involved with developing plans of reorganization for multi-billion dollar companies. He also ran a $500 million bond fund in London for two years for a German insurance company, and worked as an analyst for six years dealing in private and public equity business valuations, commercial litigation and bankruptcy. During his career he also founded a construction company and returned two others to profitability.

Mr. Bick has been quoted in the San Diego Union Tribune, and has written articles for the Association for Corporate Growth. He lectures on business valuations, accounting and equities at the University of California San Diego Extension program and on equity investments and alternative and international investment strategies for Allen Resources in Providence, Rhode Island. He was inducted into the National Register's Who's Who in Executives and Professionals in February 2004.

Mr. Bick concentrates his consulting practice on company turnaround projects and the valuation of business interests, securities and intangible assets. He has provided valuations for bankruptcy and turnarounds, gift and estate tax, employee stock option plans, transaction and financial planning, and litigation support in a wide variety of industries, including hi-tech, software, biotechnology, e-commerce, trucking, energy, leisure, airline, refractory, construction and telecommunications.

He has performed valuations on all levels of operations, from start-up to mature, in the United States and abroad, and solvent to insolvent. In addition, Mr. Bick has analyzed and presented the merits of business strategies and plans to board members and company owners on numerous occasions.

STEPHEN P. BICK, CFA, CMA, CIRA
Partner

Representative experience includes:

- Private Equity Investments and Turnarounds:

  - M&M Construction Company (Redding, CA) - Built the company from start-up to the largest steel housing contractor on the west coast in 18 months. Sold his shares to the remaining partner.
  - Robco Construction Company (San Diego, CA) - Focused operations and returned company to profitability within two years. Sold shares to incoming partner.
  - Bohard-Bick Construction (Oklahoma City, OK) - Focused operations, obtained financing and returned the company to profitability within two years. Liquidated the company operations and distributed the profits to the shareholders.

- Bankruptcy and Insolvency:

  - Aquila Energy (Kansas City, MO) - Performed the analysis on the Aquila trading book of more than $200 million where he was the primary Kroll Zolfo Cooper employee overseeing and evaluating the book. The analysis was included in the restructuring plan.
  - Einstein's Bagels (Jersey City, NJ) - Performed the business valuation for the plan of reorganization.
  - Metabolife (San Diego, CA) - Performed a business evaluation and presented findings to management regarding exit strategies and reorganization.
  - Swiss Air (Palmdale, CA) - Performed a financial analysis of the liquidation of the Swiss Air repair facility in Palmdale.
  - Pipkin Trucking, Inc. (El Centro, CA) - Performed the business valuation for presentation at trial.
  - RHI - North American Refractories (Pittsburgh, PA) - Performed the business valuation for inclusion in the proposed reorganization plan.

- Mergers and Acquisitions:

  - Mobility purchase of Magma (San Diego, CA) - Assisted Magma management in negotiating and structuring a merger with Mobility. The deal value was in excess of $30,000,000.
  - Versailles Jewelers (San Diego, CA) - Assisted the Versailles Jewelers management in structuring a sale to a local Indian tribe. The deal value was in excess of $15,000,000.
  - Torrey Pines Carpet Cleaning (San Diego, CA) - Performed the business valuation and assisted in the negotiation of the acquisition of the company by a private client.
  - Juice It Up Franchise (San Diego, CA) - Assisted the buyer with negotiations and in analyzing the business' potential in order to set a buy-in price.

- Publicly Traded Investments:

  - Cottingham Aggressive Growth Fund, L.P. (San Diego, CA). Invests in US small and micro capitalized stocks both long and short. Fund launched October 2004.
  - Cottingham International Investment Company, LLC (San Diego, CA) - Invests long-short in the US stock markets for private clients. Fund began in 1996 and continues to trade profitably.
  - Blue Sky Japan, LLC (Sydney, Australia) - Invests long-short in the Japanese stock markets for high net worth clients. Instrumental in setting up and raising capital for the company.

- Fixed Income Investments:
    - Gerling Insurance Company (London, UK) - Portfolio manager for the UK branch of Gerling's bond portfolio. Managed $500,000,000 in international bond investments and traded currencies to maximize bond profit potential.
- Due Diligence and Research:
    - Performed due diligence and research on numerous companies and industries including:
        - Construction companies and industries
        - High tech companies and industries
        - Bio-tech companies and industries
        - Manufacturing companies and industries
        - Insurance companies and industries
        - Banking and investment companies and industries
        - Leisure industry

Professional Affiliations

- CFA Institute
- Institute of Management Accountants
- Association of Insolvency and Restructuring Advisors

Publications

- Association for Corporate Growth (San Diego Chapter)
    - Statements 141 and 142 Executive Summary June 2002 Edition

Expert Testimony

- Arrow Sign Company
    - January 2002, Mediation testimony.

Military Service

- South African Defense Force 1981 - 1982
    - Served as Lieutenant and was involved in active military duty on the Namibian/Angolan border.

MICHAEL G WILLOUGHBY, CFA, Ph.D.
Partner

Education, Employment, and Professional Experience

Michael Willoughby is a University of California San Diego economics professor where he teaches accounting and finance courses, as well as financial management in the School of medicine. He earned his Ph.D. in financial & industrial economics from Columbia University in 1986. He has also taught economics and finance at Columbia Business School, Barnard College, Rutgers University, and San Diego State University's Graduate School of Business. He holds the Chartered Financial Analyst (CFA) designation and was President of the Financial Analysts Society of San Diego in 1994-95.

Michael is also Chairman of USA Federal Credit Union, a $700M federally-regulated financial institution with 25 branches in California, Nevada, Japan, and Korea. In addition, he is Chief Financial Office for two bio-informatics start-up ventures: Ischem, Inc. and Cognitive verification Sciences (dba No Lie MRI). These private companies have been financed by NIH grants.

After graduating from the University of Colorado in 1975, Michael was commissioned a Navy Supply Corps Office and served six years on active duty and 16 years in the Naval Reserve. He held Command twice, enjoyed assignments in the Pentagon -- working for the Deputy Assistant Secretary of the Navy for Research & Development Acquisition (ASN RDA) -- was deployed to Antarctica (1990-91), assisted the Comptroller for NATO, was a liaison officer in London during the summers (1984-88), and attended the Naval War College in Newport, Rhode Island. He retired as Navy Captain in 1997.

Michael was employed fulltime for almost seven years by public accounting firms, six years by business valuation firms. In 2002 Kroll, Inc., the largest risk management firm in the world with offices in fifty-five countries, recruited him. Michael worked on the firm's compliance, litigation, and valuation matters including the FAS 141 reporting of Kroll's acquisition of OnTrack Data International and with the team monitoring the Los Angeles Police Department's consent decree compliance auditing. Michael has testified as an expert witness on more than three hundred occasions in state superior courts, federal district and circuit courts, state regulatory boards and before municipal commissions.

EXHIBITS

QRSciences Holdings Ltd.

Historical Balance Sheet (Presented in Australian Dollars)

Exhibit I-1

As of:	December 31, 2006	Economic June 30, 2006	Parent June 30, 2006	Economic June 30, 2005	Parent June 30, 2005	Economic June 30, 2004	Parent June 30, 2004	Economic June 30, 2003	Parent June 30, 2003	Economic June 30, 2002	Parent June 30, 2002
Assets											
Current Assets											
Cash Assets	$1,180,000	$1,986,275	$1,542,366	$4,015,783	$2,526,752	$2,704,637	$2,703,328	$4,221,755	$4,227,467	$419,723	$419,721
Prepayments	140,000.00	291,573.00	150,000.00	19,112	-	19,852	-	-	-	-	-
Receivables	3,095,000	318,157	-	285,437	-	515,431	-	42,916	-	-	-
Inventories	2,866,000.00										
Total Current Assets	7,281,000	2,596,005	1,692,366	4,320,332	2,526,752	3,239,920	2,703,328	4,264,671	4,227,467	419,723	419,721
Non-current Assets											
Receivables	-	-	19,619,425.00	-	13,213,335	-	5,678,028	-	3,978,661	200,000	200,000
Intellectual Property	34,286,000	39,821,880	-	27,184,330	-	29,538,170	-	29,538,170	-	-	-
Other financial assets	2,563,000	2,340,413	22,499,283	527,506	22,499,287	527,506	17,786,627	527,506	13,454,759	3,012,506	3,012,508
Property, plant, and equipment	495,000	301,653	16,148	293,378	27,211	313,133	27,649	338,841	10,409	7,461	7,461
Other	329,000	4	4	4	4	4	4	4	4	-	-
Total Non-Current Assets	37,673,000	42,463,950	42,134,860	28,005,218	35,739,837	30,378,813	23,492,308	30,404,521	17,443,833	3,219,967	3,219,969
Total Assets	$44,954,000	$45,059,955	$43,827,226	$32,325,550	$38,266,589	$33,618,733	$26,195,636	$34,669,192	$21,671,300	$3,639,690	$3,639,690

QRSciences Holdings Ltd.

Historical Balance Sheet (Presented in Australian Dollars)

Exhibit I-1

As of:	December 31, 2006	Economic June 30, 2006	Parent June 30, 2006	Economic June 30, 2005	Parent June 30, 2005	Economic June 30, 2004	Parent June 30, 2004	Economic June 30, 2003	Parent June 30, 2003	Economic June 30, 2002	Parent June 30, 2002
Liabilities and Stockholders' Equity											
Current Liabilities											
Payables	$3,068,000	$871,580	$129,595	$618,176	$71,297	$1,153,896	$31,455	$1,616,642	$274,043	$135,042	$135,042
Interest-bearing liabilities	239,000	-	-	-	-	-	-	3,817,850	3,800,000	-	-
Provisions	562,000	248,483	89,373	262,608	72,125	208,807	56,386	186,698	38,904	-	-
Other Liabilities	2,770,000	2,762,673	-	-	-	-	-	-	-	-	-
Total Current Liabilities	6,639,000	3,882,736	218,968	880,784	143,422	1,362,703	87,841	5,621,190	4,112,947	135,042	135,042
Non-current Liabilities											
Interest-bearing liabilities	34,000										
Other	6,549,000	9,532,083	-	-	-	-	-	-	-	-	-
Total Non-current Liabilities	6,583,000	9,532,083	-	-	-	-	-	-	-	-	-
Total Liabilities	13,222,000	13,414,819	218,968	880,784	143,422	1,362,703	87,841	5,621,190	4,112,947	135,042	135,042
Net Assets	31,732,000	31,645,136	43,608,258	31,444,766	38,123,167	32,256,030	26,107,795	29,048,002	17,558,353	3,504,648	3,504,648
Equity											
Contributed equity	54,689,000.00	50,864,266.00	50,864,266.00	42,730,086	42,730,086	30,028,591	30,028,591	20,681,477	20,681,477	5,479,471	5,479,471
Retained profits	(22,957,000.00)	(19,219,130.00)	(7,256,008.00)	(11,285,320)	(4,606,919)	(6,319,847)	(3,920,796)	(4,330,262)	(3,123,124)	(1,974,823)	(1,974,823)
Parent equity interest	31,732,000	31,645,136	43,608,258	31,444,766	38,123,167	23,708,744	26,107,795	16,351,215	17,558,353	3,504,648	3,504,648
Outside equity interest	-	-	-	-	-	8,547,286	-	12,696,787	-	-	-
Total Equity	31,732,000	31,645,136	43,608,258	31,444,766	38,123,167	32,256,030	26,107,795	29,048,002	17,558,353	3,504,648	3,504,648
Total Liabilities and Equity	$44,954,000	$45,059,955	$43,827,226	$32,325,550	$38,266,589	$33,618,733	$26,195,636	$34,669,192	$21,671,300	$3,639,690	$3,639,690

QR Sciences Holdings Ltd.

Historical Balance Sheet - Common Size

Exhibit I-2

As of:	December 31, 2006	Economic June 30, 2006	Parent June 30, 2006	Economic June 30, 2005	Parent June 30, 2005	Economic June 30, 2004	Parent June 30, 2004	Economic June 30, 2003	Parent June 30, 2003	Economic June 30, 2002	Parent June 30, 2002
Assets											
Current Assets											
Cash Assets	2.62%	4.41%	3.52%	12.42%	6.60%	8.05%	10.32%	12.18%	19.51%	11.53%	11.53%
Prepayments	0.31%	0.65%	0.34%	0.06%	0.00%	0.06%	0.00%	0.00%	0.00%	0.00%	0.00%
Receivables	6.88%	0.71%	0.00%	0.88%	0.00%	1.53%	0.00%	0.12%	0.00%	0.00%	0.00%
Inventories	6.38%										
Total Current Assets	16.20%	5.76%	3.86%	13.37%	6.60%	9.64%	10.32%	12.30%	19.51%	11.53%	11.53%
Non-current Assets											
Receivables	0.00%	0.00%	44.77%	0.00%	34.53%	0.00%	21.68%	0.00%	18.36%	5.49%	5.49%
Intellectual Property	76.27%	88.38%	0.00%	84.10%	0.00%	87.86%	0.00%	85.20%	0.00%	0.00%	0.00%
Other financial assets	5.70%	5.19%	51.34%	1.63%	58.80%	1.57%	67.90%	1.52%	62.09%	82.77%	82.77%
Property, plant, and equipment	1.10%	0.67%	0.04%	0.91%	0.07%	0.93%	0.11%	0.98%	0.05%	0.20%	0.20%
Other	0.73%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total Non-Current Assets	83.80%	94.24%	96.14%	86.63%	93.40%	90.36%	89.68%	87.70%	80.49%	88.47%	88.47%
Total Assets	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

QR Sciences Holdings Ltd.

Historical Balance Sheet - Common Size

Exhibit I-2

As of:	December 31, 2006	Economic June 30, 2006	Parent June 30, 2006	Economic June 30, 2005	Parent June 30, 2005	Economic June 30, 2004	Parent June 30, 2004	Economic June 30, 2003	Parent June 30, 2003	Economic June 30, 2002	Parent June 30, 2002
Liabilities and Stockholders' Equity											
Current Liabilities											
Payables	6.82%	1.93%	0.30%	1.91%	0.19%	3.43%	0.12%	4.66%	1.26%	3.71%	3.71%
Interest-bearing liabilities	0.53%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	11.01%	17.53%	0.00%	0.00%
Provisions	1.25%	0.55%	0.20%	0.81%	0.22%	0.65%	0.17%	0.58%	0.12%	0.00%	0.00%
Other Liabilities	6.16%	6.13%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total Current Liabilities	14.77%	8.62%	0.50%	2.72%	0.44%	4.22%	0.27%	17.39%	12.72%	0.42%	0.42%
Non-current Liabilities											
Interest-bearing liabilities	0.08%										
Other	14.57%	21.15%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total Non-current Liabilities	14.64%	21.15%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total Liabilities	29.41%	29.77%	0.50%	2.72%	0.37%	4.05%	0.34%	16.21%	18.98%	3.71%	3.71%
Net Assets	70.59%	70.23%	99.50%	97.28%	99.63%	95.95%	99.66%	83.79%	81.02%	96.29%	96.29%
Equity											
Contributed equity	121.66%	112.88%	116.06%	132.19%	111.66%	89.32%	114.63%	59.65%	95.43%	150.55%	150.55%
Retained profits	-51.07%	-42.65%	-16.56%	-34.91%	-12.04%	-18.80%	-14.97%	-12.49%	-14.41%	-54.26%	-54.26%
Parent equity interest	70.59%	70.23%	99.50%	97.28%	99.63%	70.52%	99.66%	47.16%	81.02%	96.29%	96.29%
Outside equity interest	0.00%	0.00%	0.00%	0.00%	0.00%	25.42%	0.00%	36.62%	0.00%	0.00%	0.00%
Total Equity	70.59%	70.23%	99.50%	97.28%	99.63%	95.95%	99.66%	83.79%	81.02%	96.29%	96.29%
Total Liabilities and Equity	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

Source: Company Financial Statements

QR Sciences Holdings Ltd.
Historical Income Statement (Presented in Australian Dollars)

Exhibit I-3

For the Twelve Months Ended June 30,	TTM December 31, 2006	Economic 2006	Parent 2006	Economic 2005	Parent 2005	Economic 2004	Parent 2004	Economic 2003	Parent 2003	Economic 2002	Parent 2002
Gross Revenues											
Revenues from ordinary activities	$7,671,000	$2,666,657	$1,374,951	$2,257,257	$945,555	$612,013	$410,826	$341,705	$179,608	$546,829	$196,408
Gain relating to acquisition of additional interest in controlled entity	-	-	-	-	-	1,445,596.00	-	-	-	-	-
Cost of Goods Sold	(5,209,000)	-	-	-	-	-	-	-	-	-	-
Total Gross Revenues	2,462,000	2,666,657	1,374,951	2,257,257	945,555	2,057,609	410,826	341,705	179,608	546,829	196,408
Expenses from ordinary activities											
Raw materials and consumables used	134,000	564,424	-	830,082	-	265,706	-	140,434	-	105,449	-
Accounting & Secretarial	88,000										
Advertising	131,000										
Bad Debt Expense	206,000										
Bar trading expense	-	-	-	-	-	-	-	-	-	60,287	-
Employee benefits expense	2,937,000	5,158,789	1,908,490	3,127,583	809,506	2,485,949	433,100	1,338,003	328,548	405,505	299,910
Borrowing costs expense	4,000	-	-	-	-	1,808	1,170	6,689	102	110,007	7
Rental expenses	285,000	242,074	-	107,182	-	120,354	31,741	107,928	65,660	90,272	27,632
Consulting expenses	488,000	943,702	307,983	1,180,633	81,620	453,269	172,513	436,014	292,099	219,702	155,617
Travel expense	285,000	428,131	41,952	348,677	17,161	214,537	3,636	139,100	8,568	46,048	46,048
Diminution in investment	-	-	-	-	-	-	-	-	-	65,321	65,321
License Fees	-	1,226	-	272,410	-	1,000,359	250,000	414,608	-	-	-
Legal expenses	186,000	302,950	90,553	1,264,575	214,143	592,994	59,618	698,146	272,971	107,666	97,290
Patent Costs	270,000	372,055	-	335,465	-	90,254	-	131,318	-	-	-
Insurance Costs	84,000	72,730	54,951	86,036	16,345	125,626	39,494	88,354	31,878	12,195	9,843
Directors Fees	84,000	212,547	168,238	432,712	277,912	211,709	46,591	109,244	31,250	-	-
ASX/ASIC & Share Registry Fees	-	-	-	70,887	54,678	105,716	92,468	135,727	129,699	20,148	20,148
Stamp Duty	-	-	-	20	20	10,531	10,531	89,150	89,150	25,952	25,952
Other expenses from ordinary activities	483,000	713,908	296,234	524,139	152,723	443,620	60,331	102,436	73,927	58,738	100,793
Total Expenses from ordinary activities	5,665,000	9,012,536	2,868,401	8,580,401	1,624,108	6,122,432	1,201,193	3,937,151	1,323,852	1,327,290	848,561

QR Sciences Holdings Ltd.
Historical Income Statement (Presented in Australian Dollars)

Exhibit I-3

For the Twelve Months Ended June 30,	TTM December 31, 2006	Economic 2006	Parent 2006	Economic 2005	Parent 2005	Economic 2004	Parent 2004	Economic 2003	Parent 2003	Economic 2002	Parent 2002
EBITDA	(3,203,000)	(6,345,879)	(1,493,450)	(6,323,144)	(678,553)	(4,064,823)	(790,367)	(3,595,446)	(1,144,244)	(780,461)	(652,153)
Depreciation and amortisation expense	535,000	443,932	11,640	123,115	7,570	135,103	7,305	67,735	4,061	9,045	2,853
Operating Profit (EBIT)	(3,738,000)	(6,789,811)	(1,505,090)	(6,446,259)	(686,123)	(4,199,926)	(797,672)	(3,663,181)	(1,148,305)	(789,506)	(655,006)
Income tax expense relating to ordinary activities		-	-	-	-	-	-	-	-	-	-
Profit (loss) from ordinary activities after related income tax expense	(3,738,000)	(6,789,811)	(1,505,090)	(6,446,259)	(686,123)	(4,199,926)	(797,672)	(3,663,181)	(1,148,305)	(789,506)	(655,006)
Profit (loss) from extraordinary item after related income tax expense		-	-	-	-	-	-	-	-	-	-
Net profit (loss)	($3,738,000)	($6,789,811)	($1,505,090)	($6,446,259)	($686,123)	($4,199,926)	($797,672)	($3,663,181)	($1,148,305)	($789,506)	($655,006)
Net profit (loss) attributable to outside equity interests		1,480,786	1,480,786	1,480,786	-	(2,210,341)	-	(1,307,736)	-	-	-
Net profit (loss) attributable to members of the parent equity		(4,965,473)	(4,965,473)	(4,965,473)	(686,123)	(1,989,585)	(797,672)	(2,355,445)	(1,148,305)	(789,506)	(665,006)
Basic earnings per share (cents per share)	($0.12)	($0.03)	($0.03)	($0.03)		($0.03)		($0.04)		($0.09)	
Diluted earnings per share (cents per share)	($0.11)	($0.02)	($0.02)	($0.02)		($0.02)		($0.03)		($0.03)	

EBITDA	($3,203,000)	($6,345,879)	($1,493,450)	($6,323,144)	($678,553)	($4,064,823)	($790,367)	($3,595,446)	($1,144,244)	($780,461)	($652,153)
Depreciation and Amortization	$535,000	$443,932	$11,640	$123,115	$7,570	$135,103	$7,305	$67,735	$4,061	$9,045	$2,853
EBIT	($3,738,000)	($6,789,811)	($1,505,090)	($6,446,259)	($686,123)	($4,199,926)	($797,672)	($3,663,181)	($1,148,305)	($789,506)	($655,006)
Interest	($4)	($4)	($2)	$0	$0	$0	$0	$0	$0	$0	$0
EBT	($3,738,000)	($6,789,811)	($1,505,090)	($6,446,259)	($686,123)	($4,199,926)	($797,672)	($3,663,181)	($1,148,305)	($789,506)	($655,006)
Tax	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
EAT	($3,738,000)	($6,789,811)	($1,505,090)	($6,446,259)	($686,123)	($4,199,926)	($797,672)	($3,663,181)	($1,148,305)	($789,506)	($655,006)

QR Sciences Holdings Ltd.
Historical Income Statement - Common Size

Exhibit I-4

For the Twelve Months Ended June 30,	TTM December 31, 2006	Economic 2006	Parent 2006	Economic 2005	Parent 2005	Economic 2004	Parent 2004	Economic 2003	Parent 2003	Economic 2002	Parent 2002
Gross Revenues											
Revenues from ordinary activities	311.58%	100.00%	60.91%	100.00%	100.00%	29.74%	100.00%	100.00%	100.00%	100.00%	100.00%
Gain relating to acquisition of additional interest in controlled entity	0.00%	0.00%	0.00%	0.00%	0.00%	70.26%	0.00%	0.00%	0.00%	0.00%	0.00%
Cost of Goods Sold	-211.58%										
Total Gross Revenues	100.00%	100.00%	60.91%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Expenses from ordinary activities											
Raw materials and consumables used	5.44%	21.17%	0.00%	36.77%	0.00%	12.91%	0.00%	41.10%	0.00%	19.28%	0.00%
Accounting & Secretarial	3.57%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Advertising	5.32%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Bad Debt Expense	8.37%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Bar trading expense	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	11.02%	0.00%
Employee benefits expense	119.29%	228.54%	84.55%	138.56%	85.61%	120.82%	105.42%	391.57%	182.93%	74.16%	152.70%
Borrowing costs expense	0.16%	0.00%	0.00%	0.00%	0.00%	0.09%	0.28%	1.96%	0.06%	20.12%	0.00%
Rental expenses	11.58%	10.72%	0.00%	4.75%	0.00%	5.85%	7.73%	31.59%	36.56%	16.51%	14.07%
Consulting expenses	19.82%	41.81%	13.64%	52.30%	8.63%	22.03%	41.99%	127.60%	162.63%	40.18%	79.23%
Travel expense	11.58%	18.97%	1.86%	15.45%	1.81%	10.43%	0.89%	40.71%	4.77%	8.42%	23.45%
Diminution in investment	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	11.95%	33.26%
License Fees	0.00%	0.05%	0.00%	12.07%	0.00%	48.62%	60.85%	121.34%	0.00%	0.00%	0.00%
Legal expenses	7.55%	13.42%	4.01%	56.02%	22.65%	28.82%	14.51%	204.31%	151.98%	19.69%	49.53%
Patent Costs	10.97%	16.48%	0.00%	14.86%	0.00%	4.39%	0.00%	38.43%	0.00%	0.00%	0.00%
Insurance Costs	3.41%	3.22%	2.43%	3.81%	1.73%	6.11%	9.61%	25.86%	17.75%	2.23%	5.01%
Directors Fees	3.41%	9.42%	7.45%	19.17%	29.39%	10.29%	11.34%	31.97%	17.40%	0.00%	0.00%
ASX/ASIC & Share Registry Fees	0.00%	#REF!	0.00%	3.14%	5.78%	5.14%	22.51%	39.72%	72.21%	3.68%	10.26%
Stamp Duty	0.00%	#REF!	0.00%	0.00%	0.00%	0.51%	2.56%	26.09%	49.64%	4.75%	13.21%
Other expenses from ordinary activities	19.62%	31.63%	13.12%	23.22%	16.15%	21.56%	14.69%	29.98%	41.16%	10.74%	51.32%
Total Expenses from ordinary activities	230.10%	399.27%	127.07%	380.13%	171.76%	297.55%	292.38%	1152.21%	737.08%	242.72%	432.04%

QR Sciences Holdings Ltd.

Historical Income Statement - Common Size

Exhibit I-4

For the Twelve Months Ended June 30,	TTM December 31, 2006	Economic 2006	Parent 2006	Economic 2005	Parent 2005	Economic 2004	Parent 2004	Economic 2003	Parent 2003	Economic 2002	Parent 2002
EBITDA	-130.10%	-281.13%	-66.16%	-280.13%	-71.76%	-197.55%	-192.38%	-1052.21%	-637.08%	-142.72%	-332.04%
Depreciation and amortisation expense	21.73%	19.67%	0.52%	5.45%	0.80%	6.57%	1.78%	19.82%	2.26%	1.65%	1.45%
Operating Profit (EBIT)	-151.83%	-300.80%	-66.68%	-285.58%	-72.56%	-204.12%	-194.16%	-1072.03%	-639.34%	-144.38%	-333.49%
Income tax expense relating to ordinary activities	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Profit (loss) from ordinary activities after related income tax expense	-151.83%	-300.80%	-66.68%	-285.58%	-72.56%	-204.12%	-194.16%	-1072.03%	-639.34%	-144.38%	-333.49%
Profit (loss) from extraordinary item after related income tax expense	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Net profit (loss)	-151.83%	-300.80%	-66.68%	-285.58%	-72.56%	-204.12%	-194.16%	-1072.03%	-639.34%	-144.38%	-333.49%
Net profit (loss) attributable to outside equity interests	0.00%	65.60%	360.44%	65.60%	0.00%	-107.42%	0.00%	-382.71%	0.00%	0.00%	0.00%
Net profit (loss) attributable to members of the parent equity	0.00%	-219.98%	-219.98%	-219.98%	-72.56%	-96.69%	-194.16%	-689.32%	-639.34%	-144.38%	-338.58%
Basic earnings per share (cents per share)	($0.12)	($0.03)	($0.03)	($0.03)		($0.03)		($0.04)		($0.09)	
Diluted earnings per share (cents per share)	($0.11)	($0.02)	($0.02)	($0.02)		($0.02)		($0.03)		($0.03)	

EBITDA	**-130.10%**	**-237.97%**	**-108.62%**	**-280.13%**	**-71.76%**	**-197.55%**	**-192.38%**	**-1052.21%**	**-637.08%**	**-142.72%**	**-332.04%**
Depreciation and Amortization	21.73%	16.65%	0.85%	5.45%	0.80%	6.57%	1.78%	19.82%	2.26%	1.65%	1.45%
EBIT	**-151.83%**	**-254.62%**	**-109.46%**	**-285.58%**	**-72.56%**	**-204.12%**	**-194.16%**	**-1072.03%**	**-639.34%**	**-144.38%**	**-333.49%**
Interest	0.00%	-254.62%	-109.46%	-285.58%	-72.56%	-204.12%	-194.16%	-1072.03%	-639.34%	-144.38%	-333.49%
EBT	**-151.83%**	**-254.62%**	**-109.46%**	**-285.58%**	**-72.56%**	**-204.12%**	**-194.16%**	**-1072.03%**	**-639.34%**	**-144.38%**	**-333.49%**
Tax	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
EAT	**-151.83%**	**-254.62%**	**-109.46%**	**-285.58%**	**-72.56%**	**-204.12%**	**-194.16%**	**-1072.03%**	**-639.34%**	**-144.38%**	**-333.49%**

QRSciences Holdings Ltd.

Historical Financial Statements - Ratio Analysis (Presented in Australian Dollars)

Exhibit I-5

For the Twelve Months Ended:	TTM December 31,, 2006	Economic June 30, 2006	Parent June 30, 2006	Economic June 30, 2005	Parent June 30, 2005	Economic June 30, 2004	Parent June 30, 2004	Economic June 30, 2003	Parent June 30, 2003	Economic June 30, 2002	Parent June 30, 2002
Profitability											
Gross Margin	100.00%	100.00%	100.00%	63.23%	100.00%	87.09%	100.00%	58.90%	100.00%	80.72%	100.00%
Operating Margin	-151.83%	-254.62%	-109.46%	-248.81%	-72.56%	-191.20%	-194.16%	-1030.93%	-639.34%	-125.10%	-333.49%
Net Margin	-151.83%	-254.62%	-109.46%	-285.58%	-72.56%	-204.12%	-194.16%	-1072.03%	-639.34%	-144.38%	-333.49%
Asset Turnover	0.05	0.06	0.03	0.07	0.02	0.06	0.02	0.01	0.01	0.15	0.05
Financial Leverage	141.67%	142.39%	100.50%	102.80%	100.38%	104.22%	100.34%	119.35%	123.42%	103.85%	103.85%
Return on Equity	-11.78%	-21.46%	-3.45%	-20.50%	-1.80%	-13.02%	-3.06%	-12.61%	-6.54%	-22.53%	-18.69%
Pre-Tax Return on Assets	-8.32%	-15.07%	-3.43%	-19.94%	-1.79%	-12.49%	-3.05%	-10.57%	-5.30%	-21.69%	-18.00%
Liquidity											
Current Ratio	1.10	0.67	7.73	4.91	17.62	2.38	30.78	0.76	1.03	3.11	3.11
Quick Ratio	1.10	0.67	7.73	4.88	17.62	2.36	30.78	0.76	1.03	3.11	3.11
Working Capital (WC)	642,000	(1,286,731)	$1,473,398	$3,439,548	$2,383,330	$1,877,217	$2,615,487	($1,356,519)	$114,520	$284,681	$284,679
WC to Sales	0.26	(0.48)	1.07	1.52	2.52	0.91	6.37	(3.97)	0.64	0.52	1.45
Asset efficiency											
Receivables Turnover	1.59	8.84	0.00	5.64	0.10	7.37	0.09	15.92	0.09	5.47	1.96
Days Receivables	226.28	40.74	0.00	64.75	3646.19	49.52	4289.76	22.92	4245.94	66.75	185.84
Payables Turnover	N/A	N/A	N/A	1.61	10.87	1.29	2.69	0.12	0.88	6.54	1.45
Days Payables	N/A	N/A	N/A	226.60	33.59	282.17	135.71	3054.19	415.67	55.84	250.96
Sales to Net Fixed Assets	0.07	0.06	0.03	0.08	0.03	0.07	0.02	0.01	0.01	0.17	0.06
Sales to Total Assets	0.05	0.06	0.03	0.07	0.02	0.06	0.02	0.01	0.01	0.15	0.05
Leverage											
Interest Coverage	(2.00)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total Liabilities to Total Assets	29.41%	29.77%	0.50%	2.72%	0.37%	4.05%	0.34%	16.21%	18.98%	3.71%	3.71%
Debt to Equity	41.67%	42.39%	0.50%	2.80%	0.38%	4.22%	0.34%	19.35%	23.42%	3.85%	3.85%
Cash Flow											
EBIT	(3,738,000)	(6,789,811)	(1,505,090)	($6,446,259)	($686,123)	($4,199,926)	($797,672)	($3,663,181)	($1,148,305)	($789,506)	($655,006)
to Sales	-151.83%	-300.80%	-66.68%	-285.58%	-72.56%	-204.12%	-194.16%	-1072.03%	-639.34%	-144.38%	-333.49%
EBT	($3,738,000)	($6,789,811)	($1,505,090)	($6,446,259)	($686,123)	($4,199,926)	($797,672)	($3,663,181)	($1,148,305)	($789,506)	($655,006)
to Sales	-151.83%	-254.62%	-109.46%	-285.58%	-72.56%	-204.12%	-194.16%	-1072.03%	-639.34%	-144.38%	-333.49%

QRSciences Holdings Ltd.

Acquisitions of Comparable Companies/Technologies (Presented in USD)

Exhibit II

Acquiring Entity	Acquired Entity	Date	Acquisition Amount	Technology Acquired	Reason for Inclusion/Exclusion
GE Infrastructure (unit of GE)	InVision Technologies, Inc.	Dec. 2004	$900,000,000	Leading supplier of explosive detection systems (EDS), extensive use of "QR technology and CT in products	Comp USED
	Iontrack	Oct. 2002	$6,000,000,000	drugs and explosives in aviation and high threat facility security.	Acquired too long ago
Rapiscan Systems (subsidiary of OSI Systems)	Advanced Research & Application Corp.	Jan. 2004	$7,600,000	Eagle: mobile x-ray inspection system designed to scan shipping containers at seaports	Not comparable technology
Rapiscan Systems (subsidiary of OSI Systems)	Cyrano Sciences	Mar. 2004	$15,000,000	Miniature sensors to detect and identify chemical vapors, to be used in defense and counter terrorism	Not comparable technology
Rapiscan Systems (subsidiary of OSI Systems)	SensIR Technologies	Apr. 2004	$75,000,000	Manufacturer of infrared-based analyzers	Not comparable technology
Rapiscan Systems (subsidiary of OSI Systems)	Farran Technologies	Feb. 2005	€ 19,000,000 plus performance €5M	Millimeter wave technologies for detection of hidden weapons and explosives and for other applications	Not comparable technology
Rapiscan Systems (subsidiary of OSI Systems)	Barringer Instruments	Oct. 2004	$49,000,000	Ion Mobility Spectroscopy (IMS) for detection of narcotics and explosives in airports	Not comparable technology
L3	Millivision	Nov. 2002	20% equity investment	Passive millimeter wave technology to detect concealed weapons and other contraband hidden on the human body	Strategic Partnership -no material impact on L3
Digital Power Capital LLC	Nomadics	Apr. 2004	undisclosed	Fido "sniffers" explosive and chemical detection technology	Not comparable technology
L3	Titan Corporation	Jun. 2005	$2.65 Billion	Services, systems and products for Command, Control, Communications, Intelligence , Survellaince & Reconnaissance (C3ISR), provider to DoD and US Intelligence agencies.	Not comparable technology
L3	CyTerra Corporatiion	Mar. 2006	undisclosed	Threat detechtion technology synergistic w/ L3's Security & Detection Systems (S&DS). Sensors for military and homelnad markets, portable land mine detectors & see-through building detectors.	Not comparable technology
L3	SafeView, Inc.	Mar. 2006	undisclosed	Threat detechtion technology synergistic w/ L3's Security & Detection Systems (S&DS). Non-ivasive security systems using patented millimeter wave technology (MMW) to detect concealed contraband.	Terms undisclosed as no material impact on L3

QRSciences Holdings Ltd.

Invison Technologies, Inc. Acquisition of Quantum Magnetics, Inc.

Acquisition of September 30, 1997 (Presented in USD)

(in thousands unless noted) **Exhibit III**

Date	Amount	Notes
Apr-97	$1,200	Initial Cash Investment representing 10% ownership in Quantum
Sep-97	777	Common Stock of InVision issued for Remaining Shares of Quantum
	$15.19	Price per InVision share at closing on September 30, 1997
	$11,800	
	$13,000	Total amount paid to acquire Quantum

QRSciences Holdings Ltd.

Invison Technologies, Inc. Acquisition of Quantum Magnetics, Inc.

Acquisition of September 30, 1997 (Presented in USD)

Asset Allocation based on Quantum Magnetics Balance Sheet of 6/30/1997

(in thousands unless noted) **Exhibit IV**

	Before the Acquisition		After the Acquisition	
	Amount	Percent	Amount	Percent
Assets				
Current Assets	$1,762	85.16%	$1,762	11.94%
Property and Equipment	307	14.84%	307	2.08%
Intangible Assets [1]	0	0.00%	12,683	85.97%
Total Assets	$2,069	100.00%	$14,752	100.00%
Liabilities and Owners Equity				
Liabilities				
Current Liabilities	$1,752.00	84.68%	$1,752	11.88%
Long-term Liabilities	0	0.00%	0	0.00%
Total Liabilities	1,752	84.68%	1,752	11.88%
Owners Equity	317	15.32%	13,000	88.12%
Total Liabilities and Owners Equity	$2,069	100.00%	$14,752	100.00%

Notes:

1 - Quantum's Intangible Assets (IA) refer to its Quadrapole Resonance Technology (QRT).(see report)

Source: Quantum Magnetics, Inc. SEC Filing 8K 1997: consolidated balance sheet as of 9/30/1997;
Item 2.: Acquisition Deposition of Assets

QRSciences Holdings Ltd.

InVision Common Stock History (Presented in USD)

Exhibit V

Year	Shares Issued	Shares Outstanding
1995	124,000	124,000
1996	9,871,000	9,871,000
1997 *	11,932,000	11,932,000
1998	12,067,000	12,067,000
1999	12,190,000	12,190,000
2000	12,814,000	12,613,000
2001	13,730,000	13,539,000
2002	17,243,000	17,008,000
2003	17,782,000	17,095,000
2004 **		**17,095,000**
Number of Shares Issued to Quantum		777,000
Percentage of InVision held by Quantum		**4.55%**

Notes:

* On 9/30/1997 Invision issued 777,000 shares of common stock to acquire Quantum Inc. At the date of acquistiion Quantum had 9,284,705 common stock and equivalents outstanding.

** All figures are taken from GE-Invision's SEC 10K filings with the exception of 2004. 2004 reflects the shares outstanding as of Nov 4, 2004 as reported in the company's 10Q filing and prior to the finalization of Invision's acquisition by GE in December.

QRSciences Holdings Ltd.

GE Acquisition of Invision Technologies, Inc.

Value of Quantum Intangibles upon Acquistion as of November 4, 2004 (Presented in USD)

(in thousands unless noted as percentage) **Exhibit VI**

Calendar of Events

3/15/2004	GE Announces acquisition of InVision Technologies, Inc.
12/6/2004	InVision Acquisition Finalized

Calculation of Value of Quantum Magnetics Intangible Assets Based on Acquisition Price

GE Acquisition Amount	$900,000
Percentage of InVision attributable to Quantum (Exhibit III)	4.55%
Value of Quantum based on GE Acquisition	$40,906
Quantum Intagibles as a Percent of Total Quantum Assets (Exhibit II)	85.97%
Value of Quantum Intangibles	$35,169

Calculation of Percent of GE Intangible Asset Allocation Attributable to Quantum Magnetics Intangible Assets

Invision Balance Sheet at 9/26/2004	
Assets	
Current Assets	$505,088
Property and Equipment	10,077
Total Assets	515,165
Total Liabilities	(228,746)
Equity	286,419
Total Paid for InVision's Intangible Assets ($900,000 - $286,419)	$613,581
Quantum's Intangible Asset Value (from above)	$35,169
Percentage of Invision Intangibles attributed to Quantum Intellectual Property	**6.67%**

Source: InVision Technologies SEC Filing 10Q November 4,2004 Consolidated Balance Sheets

QRSciences Holdings Ltd.
Summary of Valuation (Presented in USD)
(in thousands) **Exhibit VII**

Market Approach		
Indicated IP Value		$35,169
Add: BTG Plc acquired IP (in USD)		$5,900
Total IP Value		$41,069
* Less: Cost to Sell Discount @ 10%		($4,107)
Indicated Intellectual Property Value	**A**	**$36,962**
Carrying amount of IP		AUS $35M
Exchange Rate on February 22, 2007		1.27
Book Value of Intangible Assets at February 22, 2007	**B**	**$27,069**

Conclusion

Impairment Amount (B - A)	**No Impairement**

Notes:

* - Source: Journal of Financial Research. A comparison of underwriting costs of initial public offerings by investment and commercial banks. Winter 2003. Evidence suggests that gross margins for IPO underwriting cluster around 7% and are directly related to IPO size.

END